Form 20-F
period 2002-03-31
FISHER & PAYKEL HEALTHCARE CORP LTD
filed 2002-07-02
CIK 1144690

                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 20-F

                  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                    For the fiscal year ended March 31, 2002
                        Commission file number 000-33171

--------------------------------------------------------------------------------

                 FISHER & PAYKEL HEALTHCARE CORPORATION LIMITED
             (Exact name of Registrant as specified in its charter)

                                   New Zealand
                 (Jurisdiction of incorporation or organization)

           15 Maurice Paykel Place, East Tamaki, Auckland New Zealand
                    (Address of principal executive offices)

--------------------------------------------------------------------------------

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class                                                             Name of each exchange on which
                                                                                registered
American Depositary Shares, each representing four ordinary shares              NASDAQ
Ordinary Shares, no par value*                                                  NASDAQ

*Not for trading, but only in connection with the registration of ADSs pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act                              None


Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act                   None


Indicate the number of outstanding shares of each of the issuer's classes for capital or common stock as of the close of the period covered by the Annual Report.

Ordinary Shares, no par value                                                                        102,335,083


Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to the filing requirements for the past 90 days.

                                  Yes [x] No

Indicate by check mark which financial statement item the registrant has elected to follow.

                            Item 17   Item 18 [x]

--------------------------------------------------------------------------------

TABLE OF CONTENTS



Interpretation
Forward Looking Statements

                                     PART I
Item 1     Identity of Directors, Senior Management and Advisors
Item 2     Offer Statistics and Expected Timetable
Item 3     Key Information
Item 4     Information on the Company
Item 5     Operating and Financial Review and Prospects
Item 6     Directors, Senior Management and Employees
Item 7     Major Shareholders and Related Party Transactions
Item 8     Financial Information
Item 9     The Offer and Listing
Item 10    Additional Information
Item 11    Quantitative and Qualitative Disclosures About Market Risk
Item 12    Description of Securities Other than Equity Securities

                                     PART II

Item 13    Defaults, Dividend Arrearages and Delinquencies
Item 14    Material Modifications to the Rights of Security Holders and Use of Proceeds
Item 15    Reserved
Item 16    Reserved

                                    PART III

Item 17    Financial Statements
Item 18    Financial Statements
Item 19    Exhibits

                                 INTERPRETATION

When used in this Annual Report on Form 20-F ("Annual Report") references to the "Company" or "we", "us" or ourselves generally are references to Fisher & Paykel Healthcare Corporation Limited (together with its subsidiaries, where appropriate).

In this Report references to "$", "U.S.$" or "U.S. Dollars" are to United States dollars, references to "NZ$" and "NZ Dollars" are to New Zealand dollars.

                            EXCHANGE RATE INFORMATION

The audited consolidated financial statements have been prepared in accordance with generally accepted accounting practices in New Zealand and are denominated in U.S. dollars.

Fluctuations in exchange rates between the NZ dollar and the U.S. dollar will affect the U.S. dollar equivalent of the NZ dollar price of our ordinary shares on the New Zealand Stock Exchange and are likely to affect the U.S. dollar price of the ADSs on the Nasdaq National Market. These fluctuations will also affect the U.S. dollar proceeds that holders of ADSs will receive from the conversion of any cash dividends paid in NZ dollars on our ordinary shares. The NZ dollar is convertible into other currencies at freely floating rates and there are no New Zealand restrictions on the flow of New Zealand currency across borders. There are no governmental controls on the exchange rate of the NZ dollar.

The following table sets forth:

- the high and low rates of exchange for the NZ dollar, expressed in U.S. dollars, for each of the fiscal years indicated;

- the average rate of exchange based on the last day of each month during each of these fiscal years; and

- the high and low rates of exchange for each month during the previous six months;

in each case based on the noon buying rate in New York City for cable transfers in NZ dollars as certified for customs purposes by the Federal Reserve Bank of New York.

Fiscal Year Ended March 31,                              High              Low                Average
                                                                            (US$ per NZ $)
2002                                                     0.4438            0.3993             0.4171
2001                                                     0.5033            0.3920             0.4353
2000                                                     0.5635            0.4810             0.5174
1999                                                     0.5597            0.4838             0.5249
1998                                                     0.6973            0.5524             0.6276


                                                         High                 Low
Period                                                              (US$ per NZ$)
May 2002                                                 0.4790               0.4455
April 2002                                               0.4506               0.4326
March 2002                                               0.4413               0.4225
February 2002                                            0.4223               0.4149
January 2002                                             0.4317               0.4156
December 2001                                            0.4200               0.4115


The noon buying rate in New York City for cable transfers in effect on June 28, 2002 was NZ$1.00 = U.S.$0.4860.

                           FORWARD LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of
Section 27A of the U.S. Securities Act of 1933 and Section 21D of the U.S. Securities Exchange Act of 1934. These statements are found principally in Item 3 - Risk Factors, Item 4 - Business, Item 5 - Operating and Financial Review and Prospects and Item 11 - Quantitative and Qualitative Disclosures about Market Risk, and elsewhere in this Annual Report. In some cases, you can identify forward-looking statements by terminology such as "anticipate," "believe," "continue," "could," "estimate," "expect," "forecast," "intend," "may," "plan," "potential," "predict," "project," "should" or "will" or the negative of these terms or other comparable terminology. These statements involve known and unknown risks, uncertainties, and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks, uncertainties and other factors include, among other things, those listed under "Risk Factors" in this Annual Report. These forward-looking statements include, but are not limited to, statements relating to:

-     our expectations about growth in demand for our products;

-     our plans to achieve growth by offering new products;

- our anticipated capital expenditures for the planned expansion of our business;

-     our ability to fund our future operations through borrowing or otherwise;

-     industry trends;

-     our expectations about regulatory changes that may affect our business;

-     our ability to adjust to technological change; and

-     our ability to effectively compete in a highly competitive environment.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee our future results, levels of activity, performance or achievements.

Information regarding market and industry statistics or medical studies contained in this Annual Report is based on information available to us that we believe is accurate. It is generally based on academic and other publications or medical studies that are not produced for purposes of economic analysis. We have not reviewed or included data from all sources and cannot assure you of the accuracy of the market and industry data we have included or the medical studies to which we have referred.

                                     PART I

Item 1.           Identity of Directors, Senior Management and Advisors                 Not applicable.

Item 2.           Offer Statistics and Expected Timetable                               Not applicable.

Item 3.           Key Information

SELECTED FINANCIAL DATA

We are the successor to Fisher & Paykel Industries Limited, which prior to the reorganization effected on November 12, 2001 operated three businesses, a home appliances business, a related finance business and our healthcare business. As a result of the reorganization, the home appliances and finance businesses were spun-off to the shareholders of Fisher & Paykel Industries and the healthcare business is our only remaining business.

The selected consolidated financial data set forth below has been derived from the Company's audited Consolidated Financial Statements for each of the fiscal years ended March 31 in the five year period ended March 31, 2002, which have been reported on by PricewaterhouseCoopers, independent chartered accountants, subject to certain reclassifications of data from prior years to conform to current year classifications, including reclassifying the home appliances and finance businesses as discontinued operations.

You should read the selected financial data in conjunction with the discussion of Operating and Financial review and Prospects set forth in Item 5 and our consolidated financial statements for the fiscal years ended March 31, 2002, 2001 and 2000 included in this Annual Report.

Our consolidated financial statements included in this Annual Report have been prepared in accordance with generally accepted accounting practice in New Zealand, or NZ GAAP, and are denominated in U.S. dollars. For a discussion of the principal differences between NZ GAAP and generally accepted accounting principles in the United States, or U.S. GAAP, and a reconciliation to U.S. GAAP of group profit and shareholders' equity, see note 26 to the consolidated financial statements.

FIVE YEAR FINANCIAL SUMMARY:  U.S. DOLLARS

                                                                             Fiscal Year Ended March 31,
Statement of financial performance data:                        2002          2001            2000           1999          1998

New Zealand GAAP                                                        (in thousands of US Dollars, except per share data)
CONTINUING OPERATIONS

Operating revenue from continuing operations                   89,250         84,380         74,588         62,364         64,016
                                                          -----------    -----------    -----------    -----------    -----------
Operating profit from continuing operations before
abnormal items                                                 34,063         34,923         25,900         21,180         18,287
                                                          -----------    -----------    -----------    -----------    -----------
Abnormal items                                                   (454)            --             --         (2,487)            --
                                                          -----------    -----------    -----------    -----------    -----------
Operating profit from continuing operations                    33,609         34,923         25,900         18,693         18,287

Net interest income (expense)                                    (111)          (946)          (636)          (709)        (1,099)

Foreign exchange gain (loss)                                    6,870        (26,619)           693            190           (878)
                                                          -----------    -----------    -----------    -----------    -----------
Profit from continuing operations before taxation              40,368          7,358         25,957         18,174         16,310

Taxation                                                      (13,554)        (3,111)        (9,194)        (5,989)        (5,478)
                                                          -----------    -----------    -----------    -----------    -----------
Profit from continuing operations after taxation               26,814          4,247         16,763         12,185         10,832

DISCONTINUED OPERATIONS

Operating revenue from discontinued operations                193,352        321,661        348,647        335,240        457,763
                                                          -----------    -----------    -----------    -----------    -----------
Profit (loss) from discontinued operations before
taxation                                                       (1,331)          (291)        17,265         (6,770)        16,699

Taxation                                                       (4,574)           (20)        (5,911)         4,276         (4,920)
                                                          -----------    -----------    -----------    -----------    -----------
Profit (loss) from discontinued operations after
taxation                                                       (5,905)          (311)        11,354         (2,494)        11,779
                                                          -----------    -----------    -----------    -----------    -----------
Group profit after taxation                                    20,909          3,936         28,117          9,691         22,611
                                                          -----------    -----------    -----------    -----------    -----------

Operating revenue from continuing operations by region:

    North America                                              43,281         37,926         29,366         21,652         22,501

    Europe                                                     24,934         23,662         21,230         17,991         13,235

    Asia Pacific                                               17,923         19,450         21,267         20,123         25,452

    Other                                                       3,112          3,342          2,725          2,598          2,828
                                                          -----------    -----------    -----------    -----------    -----------
Total                                                          89,250         84,380         74,588         62,364         64,016
                                                          -----------    -----------    -----------    -----------    -----------
Operating revenue from continuing operations by
product group:

    Respiratory humidification products                        45,454         44,652         40,253         38,080         38,043

    CPAP products                                              32,868         27,763         19,795         11,364          9,255

    Patient warming and neonatal care products                  5,743          4,442          3,250          2,505          1,814
                                                          -----------    -----------    -----------    -----------    -----------

Core products subtotal                                         84,065         76,857         63,298         51,949         49,112

Mobility products                                                  --            455          2,359          2,067          2,517

Distributed products                                            5,185          7,068          8,931          8,348         12,387
                                                          -----------    -----------    -----------    -----------    -----------
Total                                                          89,250         84,380         74,588         62,364         64,016
                                                          -----------    -----------    -----------    -----------    -----------

Basic weighted average number of ADSs outstanding (2)      27,884,354     29,527,784     29,410,722     29,387,309     28,926,603

Diluted weighted average number of ADSs outstanding(2)     28,043,448     29,527,784     29,410,722     29,387,309     28,926,603

Basic weighted average number of shares outstanding       111,537,416    118,111,137    117,642,887    117,549,237    115,706,413

Diluted weighted average number of shares outstanding     112,173,791    118,111,137    117,642,887    117,549,237    115,706,413

Basic earnings from continuing operations per ADS        $       0.96   $       0.14   $       0.57   $       0.41   $       0.37

Diluted earnings from continuing operations per ADS      $       0.96   $       0.14   $       0.57   $       0.41   $       0.37

Basic earnings from continuing operations per share      $       0.24   $       0.04   $       0.14   $       0.10   $       0.09

Diluted earnings from continuing operations per share    $       0.24   $       0.04   $       0.14   $       0.10   $       0.09

Basic earnings per ADS                                          $0.75          $0.13          $0.96          $0.33          $0.78

Diluted earnings per ADS                                        $0.75          $0.13          $0.96          $0.33          $0.78

Dividends per ADS (1) (3)                                       $1.11          $0.21          $0.83          $0.69          $0.45

Basic earnings per share                                        $0.19          $0.03          $0.24          $0.08          $0.20

Diluted earnings per share                                      $0.19          $0.03          $0.24          $0.08          $0.20

Dividends per share(1)(3)                                       $0.28          $0.05          $0.21          $0.17          $0.11

U.S. GAAP INFORMATION

Operating profit from continuing operations after
taxation                                                       26,327          5,862         14,780

Group profit after taxation                                    29,675          4,210         26,486

Basic earnings from continuing operations per ADS               $0.94          $0.20          $0.50

Diluted earnings from continuing operations per ADS             $0.94          $0.20          $0.50

Basic earnings from continuing operations per share             $0.24          $0.05          $0.13

Diluted earnings from continuing operations per share           $0.23          $0.05          $0.13

Basic earnings per ADS                                          $1.06          $0.14          $0.90

Diluted earnings per ADS                                        $1.06          $0.14          $0.90

Basic earnings per share                                        $0.27          $0.04          $0.23

Diluted earnings per share                                      $0.26          $0.04          $0.23

STATEMENT OF FINANCIAL POSITION DATA

NEW ZEALAND GAAP

Tangible assets continuing operations                          93,786         56,125         53,748         41,259         23,873

Intangible assets continuing operations                         1,133          1,191          1,657          2,012             --

Tangible assets discontinued operations                            --        326,943        403,814        417,905        430,232
                                                          -----------    -----------    -----------    -----------    -----------
Total assets                                                   94,919        384,259        459,219        461,176        454,105

Liabilities continuing operations                             (19,153)       (34,708)       (16,738)       (17,468)       (14,903)

Liabilities discontinued operations                                --       (195,607)      (251,058)      (242,434)      (222,467)
                                                          -----------    -----------    -----------    -----------    -----------
Total liabilities                                             (19,153)      (230,315)      (267,796)      (259,902)      (237,370)
                                                          -----------    -----------    -----------    -----------    -----------
Shareholders' equity                                           75,766        153,944        191,423        201,274        216,735
                                                          -----------    -----------    -----------    -----------    -----------
Shareholders' equity per ADS                                    $2.72          $5.21          $6.51          $6.85          $7.49

U.S. GAAP INFORMATION

Shareholders' equity                                           73,733        149,789        184,584


1. The final dividend for the fiscal year ended March 31, 2001 was not accrued. Dividends include special dividends per ADS of 41 cents (2001 nil, 2000 31 cents, 1999 31 cents, 1998 nil)

2.    One American Depositary Share (ADS) is equivalent to four ordinary shares.

3. Dividends are paid in NZ dollars and have been converted into U.S. dollars at the exchange rate prevailing on the respective dates of payment.

RISK FACTORS

THE HISTORICAL FINANCIAL INFORMATION DOES NOT REFLECT WHAT OUR FINANCIAL PERFORMANCE, FINANCIAL POSITION AND CASH FLOWS WOULD HAVE BEEN HAD WE BEEN A SEPARATE, STAND-ALONE COMPANY DURING THE PERIODS PRESENTED.

The consolidated financial statements included in this Annual Report include, for all periods prior to November 12, 2001, the assets, liabilities, revenues and expenses associated with the home appliances and finance businesses that were disposed of as part of the reorganization. We have reclassified in our financial statements the home appliances and finance businesses as discontinued operations. However, the historical financial information does not reflect the significant changes that have occurred in our financial position and operations as a result of the spin-off of the home appliances and finance businesses in connection with the reorganization and, as a result, the historical financial statements should not be used as a basis for forecasting our future financial performance.

WE COMPETE AGAINST SUBSTANTIALLY LARGER, MORE WELL ESTABLISHED COMPANIES AND THE MARKETS FOR OUR PRODUCTS ARE HIGHLY COMPETITIVE.

Competition among medical device companies is intense. We believe the principal competitive factors in our markets are product features, reliability and price. We compete against a number of companies, many of which have greater financial, research and development, manufacturing and marketing resources than us and may be in a better position than we would be to withstand the adverse effect on gross margins and profitability caused by price decreases. Some of our competitors sell additional lines of products, and therefore can more effectively bundle products to offer higher discounts, or offer rebates or other incentive programs to gain a competitive advantage. Our inability to compete effectively with existing or future competitors may prevent us from retaining our existing customers or from attracting new customers and could limit our potential for future growth.

A CHANGE IN THE TECHNOLOGY RELATING TO OUR PRODUCTS MAY RESULT IN SOME OF OUR PRODUCTS BECOMING OBSOLETE OR COULD CAUSE US TO INCUR SUBSTANTIAL COSTS TO IMPLEMENT NEW TECHNOLOGIES. WE COULD LOSE CUSTOMERS IF OUR COMPETITORS IMPLEMENT NEW TECHNOLOGIES BEFORE WE DO.

The market for our products is characterized by frequent product improvements, evolving technology and changing medical treatments. Our revenue and profitability could be adversely affected by technological change. The development of new or innovative product technology by another company or the discovery of alternative treatments or a cure for the conditions treated by our products could result in our products becoming obsolete or non-competitive, which would cause our revenue to decline significantly.

To compete effectively, we must anticipate and adapt to technological changes and offer, on a timely basis, competitively priced products with new and improved features that meet evolving industry standards and customer preferences. We may choose new technologies that prove to be ineffective, do not gain market acceptance or are incompatible with technologies of our customers. As new technologies develop, we may be forced to implement these new technologies at a substantial cost to remain competitive. In addition, competitors may implement new technologies, which allow them to offer lower-priced or superior quality products, which render our products obsolete or uncompetitive. This could have a material adverse effect on our business.

WE HAVE EXPERIENCED SOME VARIATION IN OUR FINANCIAL RESULTS IN THE PAST AND EXPECT THAT OUR FUTURE FINANCIAL RESULTS MAY ALSO FLUCTUATE.

Our financial results, including our revenue and gross margins, have from time to time fluctuated on a quarterly basis and may be subject to similar fluctuations in the future. These fluctuations have resulted from factors including:

-     the timing of orders by distributors and other customers;

-     the effect of foreign currency translation gains or losses;

-     competitive actions, such as price reductions by our competitors;

-     the introduction of new products by us or our competitors;

-     the cost and effect of promotional and marketing programs; and

- a decrease in the demand for our products during the summer months in the northern hemisphere.

In addition, our financial performance could be adversely affected by changes in tax laws in the various countries in which we conduct our business. Due to these and other factors, we believe that quarter-to-quarter comparisons of our financial performance may not be meaningful. You should not rely on our financial performance for one quarter as an indication of our future performance.

WE MAY INCUR LOSSES AS A RESULT OF FOREIGN CURRENCY FLUCTUATIONS.

We are exposed to fluctuations in foreign currencies because our revenue, costs, and liabilities are denominated in multiple currencies. A substantial portion of our costs are denominated in NZ dollars, but our revenue is primarily denominated in U.S. dollars and euros. Any appreciation in the value of the NZ dollar relative to the U.S. dollar or the euro could increase our costs, and may materially adversely affect our operating margins. Fluctuations in foreign currencies may also make period-to-period comparisons of our financial performance difficult.

We retain significant exposure under foreign currency exchange instruments entered into by Fisher & Paykel Industries related to our business and we have entered into further foreign currency exchange instruments pursuant to our new foreign exchange policy. In the fiscal year ended March 31, 2002, we had a foreign currency gain before taxation of $6.9 million relating to these instruments as a result of the appreciation of the NZ dollar against the U.S. dollar, the euro and the British pound compared to a foreign currency loss before taxation of $26.6 million we incurred in the fiscal year ended March 31, 2001 principally due to the depreciation of the NZ dollar against the U.S. dollar. The gain in fiscal 2002 included a realized gain before taxation of U.S.$0.2 million, and the loss in fiscal 2001 included a realized loss before taxation of U.S.$5.9 million. The balance of the gain and loss was unrealized.

The foreign currency exchange instruments entered into by Fisher & Paykel Industries will expire at various times through December 26, 2002. The foreign currency exchange instruments entered into by Fisher & Paykel Healthcare Corporation will expire at various times through the next three fiscal years. We may incur losses with respect to these instruments. If the value of the NZ dollar falls below U.S.$0.4408 at the time any of these U.S. dollar denominated instruments expire, we will realize additional losses on the expiring contracts. We will also realize losses on euro and pound instruments if the value of the NZ dollar falls below its value as at March 31, 2002. In addition, we are required to mark the value of any unexpired contracts to market at the end of each accounting period. If the value of the NZ dollar falls below U.S.$0.4408 at the end of any accounting period, we will be required to increase the provision for losses for any unexpired foreign currency exchange instruments. As of March 31, 2002, we had a total of U.S.$142.3 million outstanding under these instruments. For each one cent decline below U.S. $0.4408 in the value of the NZ dollar against the U.S. dollar, we would be required to increase our provision for loss by approximately U.S.$1.4 million. The noon buying rate in New York City for cable transfers in effect on June 28, 2002 was NZ$1.00=U.S.$0.4860. Losses on these foreign exchange instruments could materially adversely affect our profitability and could harm our business. See Item 5.

OUR SUCCESS DEPENDS IN PART ON OUR PROPRIETARY TECHNOLOGIES AND IF WE ARE UNABLE TO SUCCESSFULLY ENFORCE OUR INTELLECTUAL PROPERTY RIGHTS, OUR COMPETITIVE POSITION MAY BE HARMED.

Our success depends in part upon our ability to develop, maintain and protect our proprietary technologies and intellectual property rights both in the U.S. and in other countries. Our inability to do so could harm our competitive position.

As of March 31, 2002, we had 29 issued patents and 25 patent applications pending in the U.S. and 46 issued non-U.S. patents and 130 non-U.S. patent applications pending. We rely on our patent portfolio to protect a large part of our intellectual property and our competitive position. We cannot assure you that our currently pending or future patent filings will issue as patents, or that any existing or future patents issued to us will be upheld if challenged, or that the protections afforded by those patents will be sufficiently broad to prevent third parties from producing competing products similar in design to ours. In addition, protection afforded by foreign patents may be more limited than that provided under U.S. patents and intellectual property laws. We cannot assure you that our patents will not be infringed upon or that we would have adequate remedies for any infringement. We may need to use litigation to enforce our patents or to protect our other proprietary rights, which may be costly and divert the attention of our personnel.

We also rely on trade secrets, trademarks and copyrights to protect our proprietary technologies, intellectual property rights, know-how and reputation. We generally enter into confidentiality agreements with our employees, consultants and our collaborative partners when they commence a relationship with us in order to protect our trade secrets and other confidential information. However, we cannot assure you that these agreements will not be breached, that they provide meaningful protection against the unauthorized use or disclosure of our trade secrets or other confidential information, that our trade secrets will not otherwise become known to or independently developed by competitors or that adequate remedies exist if unauthorized use or disclosure of our trade secrets were to occur.

Our inability to maintain the proprietary nature of our technologies would impair our competitive advantages, could force us to reduce the prices of our products and could have a material adverse effect on our profitability and future growth prospects.

IF WE INFRINGE THE PATENTS OR PROPRIETARY RIGHTS OF OTHER PARTIES, WE MAY INCUR SIGNIFICANT COSTS AND OUR BUSINESS MAY BE HARMED.

Litigation over patents and other intellectual property is common in the medical device industry. We cannot assure you that we will not be the subject of patent or other litigation in the future. From time to time, we have received, and may again receive, letters from third parties drawing our attention to their patent rights. Although we do not believe that we infringe any rights of third parties which have been brought to our attention, we cannot assure you that we do not infringe other proprietary rights of third parties of which we are presently unaware.

Defending intellectual property lawsuits and related legal and administrative proceedings could result in substantial expense to us and significant diversion of effort of our personnel. An adverse determination in a patent suit or in any other proceeding to which we may be a party could subject us to significant liabilities. An adverse determination could require us to seek licenses from third parties. If licenses were not available on commercially reasonable terms or at all, our business could be harmed.

OUR CONTINUED SUCCESS DEPENDS ON THE ABILITY OF PATIENTS TO BE REIMBURSED BY THIRD-PARTY PAYORS.

The cost of medical care is funded, in substantial part, by government insurance programs, such as Medicare and Medicaid in the U.S., and private and corporate health insurance plans. Our success depends on the ability of patients who are prescribed CPAP therapy to obtain adequate reimbursement from these third-party payors for purchasing our CPAP products. In some of our major markets, such as Australia, the United Kingdom and Japan, there is currently limited reimbursement for devices that treat obstructive sleep apnea. We cannot assure you that our products will be considered cost-effective by third-party payors, that reimbursement will be available or, if currently available, will continue to be available, or that changes in payors' reimbursement policies will not adversely affect our ability to sell our products on a profitable basis, if at all. Third-party payors may deny reimbursement if they determine that the prescribed device has not received appropriate clearance from the U.S. Food and Drug Administration, known as the FDA, or other governmental regulatory clearances, is not used in accordance with cost-effective treatment methods as determined by the payor, or is experimental, unnecessary or inappropriate. Furthermore, third-party payors are increasingly challenging the prices charged for medical products and services. Also, the trend towards managed healthcare in the U.S. and the concurrent growth of health maintenance organizations, which could control or significantly influence the purchase of healthcare services and products, as well as legislative proposals to reform healthcare, may all result in lower prices for our products. The cost containment measures that healthcare providers are instituting in the face of the uncertainty and the ultimate effect of any healthcare reform could have an adverse effect on our ability to sell our products and harm our business.

WE DEPEND ON SINGLE-SOURCE SUPPLIERS FOR SOME KEY COMPONENTS OF OUR PRODUCTS.

We purchase a limited number of components for our products from a single-source supplier. Although we believe that we could locate an alternative supplier or other satisfactory alternatives for these components, if required, we cannot assure you that we would be able to do so in a timely manner or at reasonable prices, if at all, or that we could obtain adequate quantities to meet our production needs during a prolonged interruption of supply. We have historically purchased selected components from a single-source supplier where we are able to generate cost savings without compromising quality. We do not have long-term supply contracts for the raw materials we require. A reduction or stoppage in supply, or our inability to develop alternate supply sources, if required, would limit our ability to manufacture some of our products and therefore would harm our business.

WE MANUFACTURE OUR PRODUCTS AT A SINGLE FACILITY IN NEW ZEALAND.

We manufacture our products at a single facility located in Auckland, New Zealand. Although we maintain stores of inventory at leased warehouses in several countries around the world, our inability to continue to manufacture our products at our facility as a result of, for example, a prolonged power shortage, fire or other natural disaster, would prevent us from supplying products to our customers, and could harm our business.

COMPLYING WITH EXTENSIVE GOVERNMENT REGULATION RELATING TO MEDICAL DEVICES IS AN EXPENSIVE AND TIME-CONSUMING PROCESS AND OUR FAILURE TO COMPLY MAY RESULT IN SUBSTANTIAL PENALTIES.

The development, manufacture and marketing of our products are subject to extensive and rigorous regulation by governmental agencies in the countries in which we sell our products, including the FDA in the U.S. The process of obtaining and maintaining the required regulatory approvals for medical devices in the markets in which we sell products, particularly the U.S., Europe and Japan, can be lengthy and is expensive, and the outcome is often unpredictable. We cannot assure you that our current market clearances can be maintained or that approvals in the U.S. will be granted for our future products on the basis of Section 510(k) clearances from the FDA. The regulatory process may delay us in marketing new products for lengthy periods, result in us incurring substantial additional costs and provide an advantage to our competitors. We are subject to FDA Good Manufacturing Practices and extensive record keeping and reporting requirements for sales in the U.S. Our manufacturing facilities are subject to periodic inspections by U.S. federal agencies and may be subject to similar inspections by corresponding agencies in other countries. Our new manufacturing facilities in New Zealand have not yet been inspected by the FDA. Failure to comply with applicable regulatory requirements can result in, among other things, import detentions, fines, civil penalties, suspensions or losses of approvals, recalls or seizures of products, operating restrictions and criminal prosecutions. Changes in existing regulations or the manner in which they are implemented or the adoption of new regulations could prevent us from obtaining, or delay the timing of, future regulatory approvals. We cannot assure you that new legislation or regulations, changes in the interpretation or enforcement of existing regulations, or other regulatory factors will not adversely affect our ability to obtain regulatory approvals, and our potential for future growth.

A PRODUCT RECALL MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

Governmental authorities in the countries in which we sell our products, including the FDA in the U.S., have the authority to require us to recall products in the event of material deficiencies or defects in design or manufacture. We have on occasion either voluntarily decided, or been required as a result of communications with regulators, to recall limited numbers of our products. A government mandated or voluntary product recall by us could occur as a result of component failures, manufacturing errors or design defects in our products. A significant recall of products could be costly and have a material adverse effect on our reputation and our ability to retain existing customers and attract new customers.

WE MAY BE SUBJECT TO PRODUCT LIABILITY CLAIMS.

We have in the past and may in the future be subject to product liability claims as a result of the design, manufacture and marketing of our medical devices. Claims alleging product liability may involve large potential damages, significant defense costs and associated adverse publicity. We cannot assure you that our insurance coverage will be adequate to cover any significant future claims. Insurance varies in cost, can be difficult to obtain and may not be available in the future in an amount or on terms acceptable to us, or at all. A successful claim against us in excess of our insurance coverage could have a material adverse effect on our reputation and our business.

WE DEPEND ON KEY MEMBERS OF OUR SENIOR MANAGEMENT. ANY DIFFICULTY IN RETAINING OUR CURRENT SENIOR MANAGEMENT OR IN HIRING NEW EMPLOYEES WOULD ADVERSELY AFFECT OUR ABILITY TO OPERATE OUR BUSINESS.

Our business is managed by a small number of key senior managers. The loss of these individuals could materially affect our business. Our success depends on our ability to continue to attract, recruit and retain sufficient qualified scientific, technical, sales and marketing, managerial and administrative personnel as we grow. Competition for qualified personnel in the countries we operate in is strong, and there is generally a limited number of persons with the requisite experience in the sectors in which we operate. We cannot assure you that we will be able to retain senior management, integrate new managers or recruit qualified personnel in the future.

A RELATIVELY LARGE PORTION OF OUR SALES ARE MADE THROUGH DISTRIBUTORS WITH WHOM WE GENERALLY DO NOT HAVE LONG-TERM CONTRACTS, AND THE LOSS OF THESE DISTRIBUTORS COULD THEREFORE REDUCE OUR SALES AND MARKET SHARE.

We have a network of approximately 100 distributors in over 90 countries worldwide. A significant portion of our revenue for the fiscal year ended March 31, 2002 was attributable to sales to these distributors. Our two largest distributors, Allegiance Corporation, which distributes our products in the U.S., Canada, Italy and Spain, and Tokibo Co. Ltd., which distributes our products in Japan and China, accounted for approximately 14% and 5% of our revenue, respectively, during that fiscal year. Our contracts with our distributors are generally for only a one-year period. The loss of one of these, or several of our other significant distributors, could reduce our sales and market share.

THE INTERNATIONAL SCOPE OF OUR OPERATIONS EXPOSES US TO OPERATIONAL, POLITICAL AND OTHER RISKS THAT MAY HARM OUR BUSINESS.

We sell our products in over 90 countries worldwide. Sales outside of New Zealand and North America accounted for approximately 50% of our revenue in the fiscal year ended March 31, 2002. We expect that sales outside of New Zealand and North America will continue to account for a significant portion of our revenue in the future. We may face risks because we conduct an international business, including:

-     fluctuations in foreign currencies;

- regulatory restrictions or prohibitions on the distribution of our products;

-     tariffs and other trade barriers;

-     longer payment cycles;

-     problems in collecting accounts receivable;

-     international monetary conditions and political risks; and

- potentially adverse tax consequences of operating in multiple jurisdictions.

WE MAY BE LIABLE FOR SOME LIABILITIES OF THE FORMER APPLIANCES AND FINANCE BUSINESSES OF FISHER & PAYKEL INDUSTRIES FOLLOWING THE REORGANIZATION, WHICH COULD HARM OUR FINANCIAL RESULTS AND CASH FLOWS

Pursuant to the reorganization, it was intended that Fisher & Paykel Appliances be the direct or indirect legal and beneficial owner of the assets and assume the liabilities related to the appliances and finance businesses of Fisher & Paykel Industries, and that we would remain the direct or indirect legal and beneficial owner of the assets and assume the liabilities related to the healthcare business. However, we may continue to be exposed to some of the liabilities of the appliances or finance businesses. The types of liabilities to which we could continue to be subject include liability under contracts relating to either the appliances or finance business to which Fisher & Paykel Industries was a party and which continue after the reorganization. As part of the reorganization, Fisher & Paykel Appliances and Fisher & Paykel Healthcare entered into a separation arrangement agreement under which any asset or liability held by us after the effective date of the reorganization that was properly attributable to the appliances or finance businesses, or any asset or liability held by Fisher & Paykel Appliances that was properly attributable to the healthcare business was to be transferred and assigned or novated to Fisher & Paykel Appliances or us, as the case may be. Until the transfer and assignment or novation occurs, the asset or liability was to be held on behalf of, and with the appropriate accountability to and indemnification from, Fisher & Paykel Appliances or us, as appropriate. Assets or liabilities for which no proper attribution could be determined were to be attributed to each of Fisher & Paykel Appliances and us pro rata, in proportion to the respective values attributed to Fisher & Paykel Appliances and us as of the date of the separation arrangement agreement, unless we each agreed to a different allocation. After the reorganization, any claims made against us that are properly attributable, in accordance with the separation arrangement agreement, to either the appliances or finance business will require us to exercise our rights under the separation arrangement agreement to obtain payment from Fisher & Paykel Appliances. We are exposed to the risk that, in these circumstances, Fisher & Paykel Appliances cannot, or will not, make the required payment. If this were to occur, our business and financial position could be harmed. See "Related Party Transactions."

IMPUTATION CREDITS MAY NOT CONTINUE TO BE AVAILABLE.

In general, the dividends that we pay are eligible for imputation credits in New Zealand based upon tax paid by us, and such credits, if available, reduce the New Zealand taxes payable by recipients of such dividends. United States holders can indirectly use these imputation credits under the Foreign Investor Tax Credit regime to reduce the financial impact of New Zealand withholding tax on cash dividends.

However, if there are changes in the ownership of our shares such that there is a greater than 34% change in continuity of ownership, such credits will be lost if they have not already been used in relation to dividends.

If such credits were to be lost, this could result in greater taxes on dividends until such time as our imputation credit account is restored to a credit balance through future tax paid.

Item 4.  Information on the Company

HISTORY AND DEVELOPMENT OF THE COMPANY

Fisher & Paykel Healthcare Corporation Limited is a limited liability company incorporated in New Zealand under the New Zealand Companies Act 1993. It is the holding company for a number of subsidiaries. The significant subsidiaries are listed in Exhibit 8. The company's registered office is located at 15 Maurice Paykel Place, East Tamaki, Auckland, New Zealand and its telephone number is +64
(9) 574 0100.

Fisher & Paykel commenced business in New Zealand in 1934 as an importer of refrigerators and washing machines. Prior to the reorganization in November 2001, the business known as Fisher & Paykel Industries comprised an appliances business that designs, manufactures and markets automatic washing machines, refrigerators, dishwashers, dryers, freezers and cooking products, and a related finance business, as well as the healthcare business.

In connection with the reorganization, which was effected in November 2001, Fisher & Paykel Industries Limited spun-off its appliances and finance businesses to its existing shareholders. As a result of the reorganization, the healthcare business was Fisher & Paykel Industries Limited's only remaining business. Fisher & Paykel Industries Limited changed its name to Fisher & Paykel Healthcare Corporation Limited.

                                    BUSINESS

OVERVIEW

We believe we are the leading designer, manufacturer and marketer of heated humidification products and systems for use in respiratory care and the treatment of obstructive sleep apnea. Our products and systems are sold in over 90 countries worldwide. We sell our products through an international network of distributors and have established our own sales offices in the U.S., the United Kingdom, France, Germany, Australia and New Zealand that sell to hospitals, home healthcare providers, distributors and other manufacturers of medical devices.

We are organized in three product groups: respiratory humidification, obstructive sleep apnea, and patient warming and neonatal care. Our two primary product groups are:

- Respiratory humidification. We offer respiratory humidifiers, single-use and reusable chambers and breathing circuits and accessories that are designed to humidify the gases that a patient receives during mechanical ventilation, oxygen therapy or non-invasive ventilation.

- Obstructive sleep apnea. We offer continuous positive airway pressure, or CPAP, therapy products which are used in the treatment of obstructive sleep apnea to prevent temporary airway closure during sleep. Our products, including our integrated flow generator-humidifiers, are designed to deliver humidified airflow to patients during CPAP therapy.

In addition, we offer patient warming and neonatal care products, including warming products designed to help maintain normal body temperature, and infant resuscitators and CPAP systems designed to improve infant respiratory function.

HUMIDITY

In human respiration, air is inhaled through the nose and mouth, passing through the airways to the lungs. The lungs facilitate the absorption of oxygen from the inhaled air into the bloodstream, and transfer carbon dioxide, a waste product of respiration, back into the air that is then exhaled. Humidity, which is water vapor contained in a gas, is essential to protect delicate airway and lung tissue and to optimize the exchange of gases that occurs in the lungs during respiration. Humidity prevents nasal passages and airways from drying and aids in the functioning of the body's mucociliary transport system, which helps to filter and remove foreign matter from the airways and the lungs.

The amount of humidity a gas can contain is affected by the temperature of the gas. For example, room air of 70 degrees Fahrenheit typically contains less than a quarter of the water vapor normally contained in air in the lungs at the human core body temperature of 98.6 degrees Fahrenheit. At core body temperature, air can hold 44 milligrams of water per liter, which is the level of saturation, and is unable to hold more water vapor without producing condensation. Saturated air at core body temperature is considered optimal for the proper functioning of the respiratory system. To achieve this level of temperature and humidity, the nose and upper airways normally release heat and moisture into inspired air, and recapture heat and moisture from expired air to help condition the next inspired breath.

However, the normal humidifying function of the nose and upper airways may be compromised or bypassed altogether when respiration is assisted. Respiration may be assisted by the use of a ventilator to provide breathing support, the delivery of supplemental oxygen, or by CPAP therapy in the treatment of obstructive sleep apnea. Under these conditions, the body may not be able to humidify the inhaled air to ideal conditions. As a result, nasal passages and airways may become dry, and patients may experience a range of adverse side effects.

Heated humidification improves patient care in the treatment of a variety of medical conditions which interfere with normal respiration. Warming and moistening the gases delivered through ventilation, oxygen therapy and CPAP therapy helps to reproduce the normal functioning of the nose and airways and reduces airway moisture loss and the occurrence of adverse side effects. We have developed a core expertise in heated humidification and have designed and developed products and systems that address many of the side effects caused by a lack of humidification in the treatment of various respiratory conditions.

RESPIRATORY HUMIDIFICATION

We offer a variety of products and systems to provide humidification in the treatment of respiratory conditions which require the use of mechanical ventilation, oxygen therapy or non-invasive ventilation.

Mechanical Ventilation

A patient may require breathing assistance from a mechanical ventilator when the normal functioning of the patient's lungs is impaired by various diseases, severe trauma or premature birth. During mechanical ventilation, a tube from the ventilator is inserted into the patient's trachea to connect the ventilator as directly as possible to the patient's lower airways and lungs. This is referred to as intubation. The use of a tracheal tube bypasses the upper respiratory tract where most of the conditioning and filtering of inspired air normally occur and, as a result, the body's ability to warm and humidify inspired air and to filter foreign particles by the operation of the mucociliary transport system is impaired. The gas conditioning functions normally performed by the nose and upper airways are forced to occur lower in the patient's respiratory system, in areas not normally required to supply heat and moisture. Due to the exposure to drier gases, this normally moist and warm area will gradually become cooler and drier. Cilia, or small hair-like protrusions lining the respiratory tract, normally transport contaminants trapped in the mucus out of the respiratory system by their beating action. Under cooler and drier conditions, cilia beat more slowly because the mucus becomes thicker and more difficult to move. As a result, the mucociliary transport system operates less effectively. When this happens, mucus and secretions may begin to pool in the airways and may:

-     obstruct airways or the tracheal tube;

-     increase the risk of bacterial infection;

- lead to increased resistance to airflow, which increases the effort required to breathe; and

-     prevent effective gas exchange in the lungs.

Minimizing the risks associated with a lack of humidity during mechanical ventilation is critical to patient care and to reducing the length of the hospital stay and the cost of treatment. As a result, the use of humidification during mechanical ventilation has become a standard of care. Heated humidifiers and heat and moisture exchangers, or HMEs, are used to provide humidity to gases delivered to mechanically ventilated patients. HMEs operate by capturing some of the moisture from an exhaled breath and then recirculating the moisture during inhalation. However, HMEs have a variety of limitations. HMEs are unable to deliver gases at close to core body temperature and saturation because not all of the expired moisture is captured in the HME and not all of the captured moisture is recirculated to the patient. HMEs also increase the breathing effort required from patients, many of whom are critically ill, and are not recommended for use with some patient groups, including patients who have thick mucus secretions, require large breath volumes or have a low core body temperature. We believe that, in contrast to HMEs, heated humidifiers can provide the optimal level of humidity to gases delivered to mechanically ventilated patients.

Oxygen Therapy and Non-Invasive Ventilation

Oxygen therapy, in which oxygen is delivered through a facial mask or nasal tubes, is prescribed for patients who require supplemental oxygen as a result of conditions that impair oxygen exchange in the lungs, such as chronic obstructive pulmonary disease. Non-invasive ventilation, in which the patient is connected to a ventilator by a mask rather than a tracheal tube, is used for patients who have impaired lung function but require less breathing assistance than is provided by mechanical ventilation.

A patient who is prescribed oxygen therapy or non-invasive ventilation may suffer from a variety of side effects as a result of receiving gases at a higher flow or lower humidity than normal. These side effects include drying of the nose, throat and airways, nosebleeds, chest discomfort and headaches. Studies have demonstrated that warming and moistening these gases helps to reduce airway moisture loss and the occurrence of these side effects. Several devices, including cold passover devices and nebulizers, are used to provide some humidity during non-invasive respiratory care. Cold passover devices operate by passing gases over a container of unheated water. However, this method provides only low levels of additional humidity. A nebulizer is a device that converts water into aerosol particles. Nebulizers also have a number of limitations. Nebulized water particles are large enough for bacteria, viruses and other contaminants to adhere to, exposing the patient to an increased risk of infection. In addition, as a result of their relatively large size, the water particles from a nebulizer are not transported deeply enough into the patient's respiratory tract to provide optimal relief from drying of the airways and may condense and lead to excessive water in the airways.

Our Heated Humidification Solution

Heated humidifiers overcome many of the limitations of HMEs, cold passover devices and nebulizers and can provide desired levels of humidity. Heated humidifiers produce water vapor molecules that are too small to transport bacteria, viruses and pathogens. Due to the relatively small size of the water molecules, water vapor is able to penetrate deeply into the respiratory tract, delivering moisture where it is needed in the lower airways. In addition, the use of heated humidification does not require additional breathing effort by the patient.

Due to the physical properties of humidity, however, it is difficult to effectively create, control and deliver gases at optimal temperatures and humidity. For example, variations in the temperature and flow rates of gases passing through the humidifier require constant monitoring and appropriate adjustment of the humidifier to ensure that the desired humidity level is achieved. Once the desired humidity level is created, it is also difficult to deliver the gases several feet from the humidifier to the patient without the gases cooling, resulting in condensation and a loss of humidity.

We manufacture a range of products and systems designed to meet these challenges, including heated humidification devices and complementary single-use and reusable chambers and breathing circuits. Our products overcome many of the limitations of alternative humidification devices, and offer many advanced features and benefits, including the ability to:

- Create optimal humidity. Our products are designed to create the optimal levels of temperature and humidity. In addition, our most advanced products feature proprietary technology to electronically monitor the temperature and flow of gases passing through the humidifier and automatically adjust the heating element to create the desired humidity level.

- Deliver constant humidity. Once the optimal level of humidity is created, our products are designed to deliver a constant level of humidity to the patient's airways. For example, we offer single-use breathing circuits incorporating a patented spiral heated wire designed to maintain a constant gas temperature and level of humidity and reduce condensation in the circuit.

- Reduce caregiver intervention. Our more advanced products are designed to reduce the amount of intervention required by the caregiver by decreasing the need to drain condensation from the circuits and open the chamber to replenish the water supply used to create the humidity. We believe this can reduce the risk of infection, improve patient recovery rates and reduce patient care costs.

OBSTRUCTIVE SLEEP APNEA

Obstructive sleep apnea, or OSA, is a breathing disorder in which a person continuously experiences a cycle of temporary relaxation and partial or total closure of the upper airway during sleep. This total closure of the upper airway, called an apnea, prevents normal breathing and results in either subconscious arousal to lighter levels of sleep or total awakening and can be repeated as many as several hundred times during a night of sleep. These disruptions can greatly impair the quality of sleep, although the person is often not aware of them. The loss of sustained deeper levels of sleep can have several adverse effects on the individual, including excessive daytime sleepiness, reduced cognitive function and work-related difficulties. Studies have also linked OSA to increased occurrences of traffic and workplace accidents. OSA has also been associated with an increased risk of hypertension and may also increase the risk of cardiovascular morbidity and mortality due to angina, stroke and heart attack. OSA is considered to be one of the most common sleep disorders, and is estimated by the U.S. National Institutes of Health to affect approximately 12 million people in the U.S. alone. Despite its prevalence, there is a general lack of awareness about OSA among both the medical community and the general public, which has led to relatively low levels of diagnosis. The American Sleep Apnea Association estimates that 10 million people in the U.S. alone remain untreated for this disorder.

Continuous Positive Airway Pressure Therapy

Continuous positive airway pressure, or CPAP, therapy is generally acknowledged as the most effective and least invasive treatment currently available for OSA. Although not a medical cure for OSA, CPAP therapy assists airway functioning and facilitates more normal sleep patterns. During CPAP therapy, a patient sleeps with a nasal or facial mask connected by a tube to a small portable airflow generator that delivers room air at a predetermined continuous positive pressure. The continuous air pressure acts as a pneumatic splint to keep the patient's upper airway open and unobstructed. As a result, the cycle of apneas which leads to the disruption of sleep and other symptoms that characterize OSA is prevented.

Limitations of CPAP Therapy

The effectiveness of CPAP therapy depends on the patient using the treatment consistently and for a sufficient duration. However, CPAP therapy often produces side effects that make many patients unwilling to use the treatment each night, or for the requisite time each night. When a patient using a nasal mask opens his or her mouth while asleep, the airflow delivered from the CPAP flow generator is likely to be expelled through the mouth, which is the path of least resistance. This occurrence is known as a mouth leak. Mouth leaks contribute to nasal drying because the warm, humid air that normally helps to moisten the nasal passages is now exhaled through the mouth, bypassing the nasal passages. As a result, the nasal passages and upper airways become increasingly dry and irritated, nasal airway resistance increases and patients frequently complain of a sore, dry nose and throat. In addition, the nasal passages and upper airways are generally exposed to increased airflow during CPAP therapy, which can also cause drying, irritation and discomfort.

Our Heated Humidification Solution

Clinical studies, some of which we have supported with equipment or funding, have demonstrated that heated humidification increases the likelihood that patients will continue with CPAP therapy. One of these studies found that mouth leak resulted in nasal congestion and, accordingly, increased nasal airway resistance, which could largely be prevented by the use of heated humidification. In addition, another of these studies found that more patients abandoned CPAP therapy when it was used without heated humidification than when it was used with heated humidification, and patients on average used CPAP therapy for a longer period each night when it was used with heated humidification. Despite the benefits of heated humidification, we estimate that most patients who are prescribed CPAP therapy currently do not use heated humidification. We believe that heated humidification is the best available humidification solution for the side effects associated with CPAP therapy and that an increasing proportion of patients will use heated humidification with CPAP therapy in the future as a result of its potential to improve patient comfort and acceptance, and therefore the effectiveness of the treatment. We have over 30 years of experience in respiratory humidification and have utilized our proprietary technologies and expertise to develop a range of heated humidification devices, systems and complementary products specifically designed for use in CPAP therapy and the treatment of OSA. We provide a range of benefits for the OSA market, including:

- Broad product line. We offer a range of integrated flow generator-humidifiers and heated humidifiers as well as chambers, tubes and masks. Our integrated flow generator-humidifiers do not require assembly, have fewer connections and are lighter and more compact than flow generators manufactured by competitors that offer an optional add-on humidifier. Our heated humidifiers are compatible with most brands of stand-alone flow generators.

- Delivery of controlled humidity. Our patented ambient tracking technology enables our products to electronically monitor variations in room temperature and automatically adjust the heating element to offer controlled humidity with minimal condensation.

- Improved patient comfort. Our CPAP products are designed to improve patient comfort. For example, our recently released Aclaim nasal mask incorporates proprietary comfort-enhancing features including a sliding attachment, hinged forehead rest and soft contoured nose piece and our Oracle oral mask, which rests between the patient's lips and teeth, requires no headgear or straps for attachment.

BUSINESS STRATEGY

Our objective is to utilize our expertise and leading position in heated humidification to improve our market position in the respiratory care, obstructive sleep apnea and related markets. The key elements of our strategy include:

Maintain our focus on research and development. We intend to continue to commit significant resources to our research and development efforts. As of March 31, 2002, we had approximately 120 employees, representing approximately 17% of our workforce, principally engaged in clinical research and product and process development. We believe that continuing to invest in our research and development efforts is critical to our long-term success.

Continue to improve existing product lines. We seek to continue to improve our current product offerings by introducing new features and advancements that enhance the performance of our existing product lines. For example, we developed an advanced version of our breathing circuit, incorporating a patented spiral heated wire, which significantly improves the ability of our systems to deliver gases at a constant temperature and humidity. In addition, during the fiscal year ended March 31, 2002 we began to market our next generation CPAP integrated flow generator-humidifiers and CPAP humidifiers that incorporate our patented ambient tracking technologies, which we believe will enable our products to deliver higher humidity levels with reduced condensation.

Develop innovative, complementary product offerings. We intend to continue to develop and introduce new products and systems that will complement our existing product and system offerings and take advantage of our existing market positions, customer bases and distribution channels. For example, we recently expanded our CPAP product range by introducing our proprietary oral mask. We believe that the Oracle oral mask which requires no straps or head gear, provides an attractive alternative to nasal masks.

Target new medical applications for our technologies. We intend to continue to focus on developing new applications for our heated humidification technologies. We believe that our technologies may be useful in the treatment of a variety of respiratory disorders and other medical conditions. For example, we are investigating the use of heated humidification in the treatment of chronic obstructive pulmonary disease. Recent studies suggest that heated humidification may not only help alleviate the drying effects of oxygen therapy that is often prescribed as a treatment for chronic obstructive pulmonary disease, but may also assist to increase oxygen and decrease carbon dioxide levels in the blood.

Increase our international presence. We intend to expand our international sales efforts by increasing the size of our sales operations and the number of employees who support our customer, distributor and original equipment manufacturer relationships. We believe that our additional sales presence and support for distributors and original equipment manufacturers who sell our products will increase the focus on our products and may result in greater sales. We may also consider possible strategic alliances, acquisitions, business combinations or similar transactions with a view to expanding our international presence and enhancing our product range and competitive position.

PRODUCTS

We are organized in three product groups: respiratory humidification, obstructive sleep apnea, and patient warming and neonatal care.

Respiratory Humidification

Our respiratory care products and systems are designed to produce and deliver optimally humidified gases to patients requiring ventilation or oxygen therapy in both hospitals and the home. Our range of products and systems includes:

- Humidifiers. Heated humidifiers are portable, electronic devices designed to create water vapor through the controlled heating of a heater plate located beneath a chamber containing water. Our humidifiers are designed to supply a constant level of humidity, and our most advanced models feature electronic monitoring and advanced algorithms to facilitate automatic adjustment and avoid unnecessary alarms.

- Chambers. Chambers are removable, plastic water vessels with a metal base, designed to fit on the top of our humidifiers. We manufacture single-use and reusable chambers in a variety of sizes. Our most advanced chambers include a patented dual float automatic filling mechanism designed to reduce the risk of contamination associated with manual filling.

- Breathing circuits. Breathing circuits are lightweight, corrugated, plastic tubes which connect the patient to the humidifier and chamber and deliver the humidified gas. We manufacture both single-use and reusable circuits. Our single-use circuits feature a patented spiral heated wire inside the tube which is designed to maintain a constant gas temperature to prevent condensation in the tube, reducing the risk of transporting pathogens and liquid water to the patient.

- Accessories. We also manufacture a wide range of accessories for use with our humidifiers, including mounting brackets, temperature probes, water bag poles, heater wire adapters and other components.


Our principal respiratory care products are:

PRODUCT                                        DESCRIPTION                                            YEAR OF
                                                                                                      INITIAL RELEASE
---------------------------------------------------------------------------------------------------------------------
Mechanical Ventilation
MR850 Respiratory Humidifier System            Integrated clinical humidifier system, featuring       1999
                                               electronic monitoring and automatic adjustment,
                                               pre-programmed operation, incorporating single-use
                                               chambers and heated breathing circuits
MR730 Respiratory Humidifier                   Clinical humidifier, featuring dual independent        1992
                                               heating systems for temperature and humidity
                                               control, electronic monitoring and alarms,
                                               compatible with a wide range of heated and unheated
                                               breathing circuits
HC500 Home Care Respiratory Humidifier         Humidifier specially designed for home care, with      1994
                                               single-dial setting and alarm system, compatible
                                               with heated and unheated circuits
---------------------------------------------------------------------------------------------------------------------
Oxygen Therapy and Non-Invasive
Ventilation                                    Clinical humidifier, featuring electronic thermostat   1992
                                               and simple controls

MR410 Respiratory Humidifier
---------------------------------------------------------------------------------------------------------------------
Single-Use Products                            Manual and automatic-filling water chambers            1990

MR200 Series Single-Use

Chambers

RT100 Series Single-Use Breathing Circuits     Plastic tubing incorporating patented spiral heated    1998
                                               wire technology
---------------------------------------------------------------------------------------------------------------------

Obstructive Sleep Apnea

Our CPAP products are designed to deliver a warm, humidified airflow to patients undergoing CPAP therapy for the treatment of OSA with the objective of increasing patient comfort and acceptance of the treatment. Our products can be used in the home and clinical settings and include:

- CPAP integrated flow generator-humidifiers. Our integrated flow generator-humidifiers are fully integrated electronic devices that are designed to deliver to the patient humidified airflow at a constant level of pressure. Our integrated flow generator-humidifiers do not require assembly, have fewer connections and are lighter and more compact than stand-alone flow generators with a separate humidifier.

- CPAP humidifiers. Our CPAP humidifiers are portable, electronic devices designed to humidify the airflow generated by CPAP flow generators. Our CPAP humidifiers are designed to be used with other manufacturers' stand-alone flow generators.

- Chambers, masks & accessories. We also manufacture specially designed chambers, breathing tubes, masks and attaching headgear. Our principal CPAP products are:


PRODUCT                                        DESCRIPTION                                                   YEAR OF
                                                                                                             INITIAL RELEASE
----------------------------------------------------------------------------------------------------------------------------
HC221 Series Integrated Flow                   Compact integrated unit, featuring patented ambient           2001
Generator-Humidifier                           tracking system, flow measurement technologies and
                                               automatic adjustment, warm-up mode and meter for
                                               patient compliance monitoring

HC150 CPAP Heated Humidifier                   Heated humidifier, featuring patented ambient                 2001
                                               tracking system, electronic temperature monitoring
                                               and automatic adjustment, suitable for use with most
                                               CPAP flow generators

900HC105 Starter Kit                           Cold passover humidifier system, incorporating                1993
                                               portable, folding tray for stability, suitable for
                                               use with most CPAP flow generators
Aclaim Nasal Mask                              Nasal mask, featuring sliding attachment to headgear          2001
                                               to reduce air leaks, bias flow silencer to reduce
                                               noise and hinged forehead rest to increase comfort
                                               and reduce need for adjustment
Oracle Oral Mask                               Oral mask, for use with CPAP or bi-level                      2001
                                               ventilation, requires no headgear, straps or custom
                                               fitting, avoids nasal symptoms and mask leaks
                                               associated with nasal masks.
HC300 Series Single-Use Chambers               Water chambers for use with our                               1992
                                               humidifiers and integrated flow-generator humidifiers

Patient Warming & Neonatal Care

We also manufacture a line of patient warming and neonatal care products. Medical Data International, Inc., an independent research organization, estimates that of the approximately four million births that occur in the U.S. each year, over 10% are pre-term births and over 7% are infants with low birth weight. Many of these infants require special medical care in the first months of life, including warming to help maintain a constant body temperature or breathing assistance for proper respiratory functioning. We manufacture and market patient warmers incorporating a patented technology designed to efficiently increase and maintain the patient's temperature while minimizing heat loss to the surrounding environment. We also offer products designed to improve infant respiratory function. Optimally humidified air is especially important for infants because many newborns have difficulty managing the increased breathing effort that may be associated with the thickening of mucus in the airways during mechanical ventilation. Our patient warming and neonatal care products are primarily used in clinical settings. Our principal patient warming and neonatal products are:

PRODUCT                                  DESCRIPTION                                                  YEAR OF
                                                                                                      INITIAL RELEASE

IW930 CosyCot Infant Warmer              Integrated neonatal intensive care workstation,              1997
                                         incorporating radiant warmer and optional
                                         resuscitation, suction and phototherapy devices
IW910 Mobile Infant Warmer               Portable infant warming device                               1997
RD900 Neopuff Infant Resuscitator        Device for infant resuscitation                              1999
PW810 Radiant Patient Warmer             Portable adult warming device, designed to prevent           1999
                                         and treat hypothermia
Infant CPAP System                       Infant CPAP therapy system, incorporating heated             2001
                                         humidifier and water bubbling mechanism to create
                                         oscillating air pressure in the lungs

Distributed Products

In addition, we market in New Zealand and Australia selected complementary medical products that are manufactured by other companies. Distributed products provide us with a broader range of products for sale by our direct sales force in New Zealand and Australia. Sales from distributed products represented approximately 51% of operating revenue in this region, and approximately 6% of our total operating revenue, in the fiscal year ended March 31, 2002. However, we terminated effective December 9, 2001, a distribution relationship that accounted for approximately $1.6 million of our operating revenue in the fiscal year ended March 31, 2002, due to the failure to agree on mutually acceptable terms with the manufacturer.

RESEARCH AND DEVELOPMENT

We believe that product development and clinical research is critical to our success. As of March 31, 2002, we employed approximately 120 engineers, scientists and physiologists principally engaged in clinical research and product and process development. This represented approximately 17% of our total workforce. We believe that the location of our operations in New Zealand, where employment costs are very competitive compared to the U.S. and Europe, enables us to devote substantial effort to research and development. Our research and development expenditures for the fiscal years ended March 31, 2002, 2001, 2000 were approximately $4.3 million, $3.8 million and $3.5 million, respectively.

Each of our three primary product groups focuses on its own technologies at the research and development level and its own markets and customers at the sales and marketing level. We believe that this structure enhances efficiency and generates superior products. We strive for a seamless progression from concept to market by incorporating technical, manufacturing, operations, sales and marketing, and clinical expertise within each product team. Our research and development teams work with healthcare providers to develop an in-depth understanding of, and to be responsive to, product applications and clinical needs, and work with our sales and marketing teams to better understand industry trends.

We believe that we are able to reduce the risks associated with new product introductions by utilizing our in-house manufacturing capabilities to rapidly produce quantities of prototype products suitable for trial use and sale. In New Zealand we are able to test clinical efficacy of these prototypes in a hospital environment, investigate patient responses and test the reliability of the product before we seek U.S. and European regulatory approvals, commit to high volume manufacturing, and commence worldwide distribution. We are also able to make modifications to our prototypes in response to these processes, and commence the next cycle of testing, within a relatively short period of time.

In addition to our strong in-house research and development capabilities, we have close working associations with a number of hospitals and clinicians, particularly in New Zealand and the U.S. These associations offer us valuable opportunities to test emerging technologies and access to world class medical expertise.

SALES AND MARKETING

Our customers are located in over 90 countries worldwide. For the fiscal year ended March 31, 2002, approximately 49% of our operating revenue was generated in North America, approximately 28% in Europe, predominantly in the United Kingdom, Germany and France, and approximately 20% in Asia Pacific. We employ multiple distribution channels to reach our customers:

- Direct. We sell directly to hospitals, long-term care facilities and home healthcare dealers, and to dealers who then sell to these customers, through our direct sales offices in the U.S., the United Kingdom, France, Germany, New Zealand and Australia. In North America alone, we market and sell our products directly to home healthcare dealers that have over 4,500 locations. For the fiscal year ended March 31, 2002, direct sales to hospitals, dealers and home healthcare dealers accounted for approximately half of our operating revenue. More than 30% of operating revenue was generated from direct sales in North America.

- Distributors. We sell to distributors who in turn sell to hospitals, home healthcare dealers and other manufacturers of medical products. We have a network of approximately 100 distributors in over 90 countries worldwide, the largest of which are Allegiance Corporation, which sells our products in the U.S., Canada, Italy and Spain, and Tokibo Co. Ltd., which sells our products in Japan and China. Allegiance and Tokibo accounted for approximately 14% and 5%, respectively, of our total operating revenue for the fiscal year ended March 31, 2002. We support our distributors through various sales and marketing efforts. For example, we have ten clinical humidifier specialists who support Allegiance's hospital sales efforts in the U.S. by helping to educate hospitals on the benefits of heated humidification and our products and systems. We manage our distributors through sales managers based in New Zealand, our direct sales offices or, in many countries, our regional sales managers. We currently have regional sales managers located in Argentina, the Netherlands, India and Spain. We expect to appoint new regional sales managers in Japan and China by the end of 2002.

- Original equipment manufacturers. We sell to manufacturers of medical products and their distributors, who in turn sell to hospitals and home healthcare dealers. We supply humidification products to most of the leading mechanical ventilator manufacturers worldwide, which they sell with their own manufactured equipment. We also supply heated humidifiers to several leading manufacturers of CPAP products, which they sell with their own CPAP flow generators.

We believe that we can increase sales of our products by marketing through a focused, highly trained sales team with a detailed understanding of our products and customer requirements. Since the countries in which we market our products have varying physician referral patterns, customer and patient preferences and third-party reimbursement arrangements, we believe that it is important to have an in-depth understanding of each market. Our sales and marketing strategy involves a variety of initiatives to increase our penetration of target markets, including participation in trade shows, attendance at scientific meetings, and developing and distributing educational and marketing materials describing the benefits of our products and heated humidification.


MANUFACTURING

We manufacture, assemble and test our complete range of products in our facility in New Zealand. In July 2000, we relocated to a custom-built, 240,000 square foot facility in Auckland. The facility was specially designed to provide greater opportunity for research and development and sales and marketing teams for each of our three product groups to work directly with their counterpart manufacturing team. Our facility incorporates a Class 100,000 controlled working environment, which is an environment containing less than a prescribed number and size of airborne particles for the volume of air, for the manufacture and assembly of our single-use products, including chambers and breathing circuits. We have begun construction to expand our facility by approximately 66,000 square feet to accommodate our anticipated growth. We expect the expansion to be completed by January, 2003.

We manufacture and assemble many of the components for our products in-house. We believe that this improves our ability to manage quality and helps us to rapidly develop products and manufacturing processes. Our manufacturing processes include plastic injection molding and assembly of components on printed circuit boards.

Our quality control team monitors production output on a daily basis. Our electronic products are operated and tested for between 6 and 24 hours before packaging. Our manufacturing and design processes comply with the requirements of ISO9001, an international standard for quality management systems. We also comply with the requirements of the European medical device quality standard EN46001. These standards each consist of twenty elements associated with the design, manufacture and distribution of products and services, aimed primarily at achieving customer satisfaction by preventing non-conformity during these processes. Our compliance with these standards, when certified by an accredited third party regulatory agency, demonstrates that we adhere to documented quality management systems.

We have an integrated requirements planning system which we use for forecasting, scheduling manufacturing, ordering components, managing inventory and processing orders. This system is currently installed in New Zealand, Australia, the United Kingdom and the United States, and we expect to progressively extend its use to our international sales offices over the next two years. In addition, we are committed to further automating our manufacturing and assembly processes where this is efficient to reduce costs, enhance production capabilities and improve the quality and consistency of our products.

We manufacture our products from a wide variety of raw materials, most of which are readily available in quantity from a range of sources. We purchase a limited number of components from a single-source supplier. Although we believe that we could locate an alternative supplier for these components if required, we cannot assure you that we would be able to do so in a timely manner, or at all, or at reasonable prices. We have historically purchased selected components from a single-source supplier where we are able to generate cost savings without compromising quality. We do not have long-term supply contracts for the raw materials we require.

INTELLECTUAL PROPERTY

We seek patent protection for inventions that we believe give our products a competitive advantage. We file for patents in the jurisdictions which we believe together represent the majority of the potential market for a particular product. As of March 31, 2002, we held 29 issued patents in the U.S. and had 25 U.S. patent applications pending. We also apply for patents in other jurisdictions where we believe it is appropriate, which generally includes Australia, the United Kingdom, Germany, France, Italy and Japan. As of March 31, 2002, we had 46 issued patents outside the U.S. and 130 patent applications pending. We file New Zealand provisional patent applications to cover current research and development activities. As of March 31, 2002, we had filed 22 of these provisional applications. Some of our patents relate to significant technologies that are utilized in our respiratory care, CPAP and other products, including our humidifiers, breathing circuits, chambers and warmers. Although our patents are important, we do not consider that our business is dependent upon the protection of any one patent, or that the loss of any one patent would have a material adverse effect on our business. We believe that our success is more dependent upon continuing technological advances and product innovation than it is on patents. Our ongoing success will also depend in part on our ability to maintain our patents, obtain new patents, and develop new products and applications without infringing the patent and other proprietary rights of third parties. We cannot assure you that any of our patents will not be circumvented or challenged, that the rights granted by our patents will provide competitive advantages or that any of our pending or future patent applications will be issued with claims of the scope that we seek, if at all. If challenged, we cannot assure you that our patents will be held valid or enforceable. We cannot assure you that our products or proprietary rights do not infringe the rights of third parties. If an infringement were established, we could be required to pay damages, enter into royalty or licensing agreements on onerous terms and/or be enjoined from making, using or selling the infringing product. Any of these outcomes could have a material adverse effect on our business.

GOVERNMENT REGULATION

Our products are subject to extensive regulation, particularly as to safety, effectiveness and adherence to Good Manufacturing Practice and related manufacturing standards. Medical devices are subject to regulation by the U.S. Food and Drug Administration, or FDA, other governmental agency regulations in the U.S. and regulation by governmental agencies in other jurisdictions. Regulation in the U.S. is quite rigorous and the trend in New Zealand, Australia, Europe and Japan is toward increasing surveillance and regulation of the design, manufacture and distribution of medical devices. We cannot predict the extent to which future legislative or regulatory developments relating to our practices and products may affect us. There are four main categories of governmental regulation applicable to our products and operations:

-    Quality System Regulation (U.S.);

-    Medical Devices Directive 93/42 EEC (Europe);

-    Good Manufacturing Practice Regulation (Japan); and

-    Good Manufacturing Practice Regulation (Australia and New Zealand).

Governmental authorities in the countries in which we sell our products, including the FDA in the U.S., have the authority to require us to recall products in the event of material deficiencies or defects in design or manufacture. In addition, we may voluntarily decide to recall products if, for example, they present a risk to patient safety or of impairment of product performance. We have on occasion either voluntarily decided, or been required as a result of communications with regulators, to recall limited numbers of our products.

United States. The FDA regulates the introduction, manufacture, advertising, labeling, packaging, marketing, distribution and record keeping of medical products in order to ensure that products distributed in the U.S. are safe and effective for their intended use. In addition, the FDA is authorized to establish special controls to provide reasonable assurance of the safety and effectiveness of most devices. If we do not comply with applicable requirements, we may suffer penalties, including:

-    import detentions, fines or civil penalties;

-    injunctions or suspensions or losses of regulatory approvals;

-    a forced recall or seizure of products;

-    operating restrictions; and

-    criminal prosecution.

The FDA requires that a manufacturer introducing a new non-exempt medical device or a new indication for use of an existing medical device obtain either a
Section 510(k) pre-market notification clearance or a pre-market approval, called a PMA, prior to it being introduced into the market. We have received 510(k) pre-marketing clearance for each of the products we currently market in the U.S. The PMA process, which is reserved for new devices that are not substantially equivalent to any predicate device and for high risk devices or devices that are used to support or sustain human life, may take several years and would require us to submit extensive performance and clinical information. We have not sought PMA for any of our products.

The process of obtaining Section 510(k) clearance generally requires us to submit performance data and possibly clinical data, which in some cases can be extensive, to demonstrate that the device is "substantially equivalent" to a device that was legally marketed prior to 1976, a device that the FDA has found to be "substantially equivalent" to a pre-1976 device or has specifically exempted, or a device that has obtained Section 510(k) clearance. To demonstrate substantial equivalence, we are required to show that the device is as safe and effective and has the same intended use as one of these devices. We have received Section 510(k) clearance for a total of 38 products, over a period of approximately 20 years. As at March 31, 2002 we have two Section 510(k) applications pending approval with the FDA and are in the process of preparing an additional two applications for submission. FDA clearance may take a considerable length of time and may, in some cases, involve additional review by an advisory panel, which can further lengthen the process. We generally expect the FDA to approve our applications within 180 days, although we have experienced approval periods of over 600 days in the past.

As a medical device manufacturer, we are subject to inspection on a routine basis by the FDA for compliance with the FDA's current regulations. FDA regulations impose procedural and documentary requirements regarding the safety and effectiveness of our manufacturing and quality control processes. For example, we are required to maintain detailed records of customer complaints and records of product distribution to enable us to trace defective products and effect an orderly product recall if necessary. We were inspected by the FDA in August 1996 and no Good Manufacturing Practice deficiencies were observed. We have not been subject to an FDA inspection since we relocated to our new premises in July 2000. The increasingly stringent regulation of medical device manufacturers by the FDA in recent years has led to a reduction in the number of new products and improvements to existing products that have been cleared and increases in enforcement actions.

Europe. The European Union Community, or EUC, is made up of 15 countries which collectively represent our second largest market after North America. Medical devices are regulated within the EUC by the Medical Devices Directive 93/42/EEC which has been adopted into national law by all member states. This directive provides a number of options for products to gain acceptance for distribution in the EUC, including product approval, type testing or quality management system. Most manufacturers of medical devices, including us, have chosen to adopt the quality management system option, under which we are required to demonstrate that our devices are designed, manufactured and distributed in accordance with the appropriate annex of the directive. By demonstrating this, we are entitled to certification as complying with the directive under a number of European standards, including ISO9001 and EN46001.

Our facility is subject to annual inspections by TUV Product Service, our European notified body, which is accredited by the EUC to certify our compliance with the directive and to authorize us to place the CE mark on our products. The CE mark indicates to purchasers of our products in the EUC that our medical devices are designed and manufactured under controlled conditions in compliance with the medical devices directive. We were most recently inspected in April 2002 and our certification to the medical devices directive was confirmed. We are also required to register our manufacturing facility with the European regulator. We have appointed our United Kingdom sales company as our European authorized representative, which implements product traceability systems, responds to any product complaints and maintains records of any adverse product incidents.

New Zealand. The manufacture, sale and supply of medical devices and related products in New Zealand is regulated under the Medicines Act 1981 and its regulations which, among other things, requires us to accurately describe our products to purchasers, including when advertising and labeling them. If we do not comply with any of the applicable standards, or if the New Zealand Ministry of Health considers any of our medical devices to be unsafe, we may be required to withdraw from sale, and destroy, the offending devices. From time to time, the New Zealand Ministry of Health's therapeutics section may inspect our facility. We were most recently visited in 1996 and were found to be in compliance with applicable standards.

Australia. The sale of medical devices in Australia is regulated by the Therapeutic Goods Act 1989, which requires that a medical device be included in the Australian Register of Therapeutic Goods. To be listed on this register, medical devices must comply with manufacturing, labeling and quality standards established and assessed by the Conformity Assessment Branch of the Therapeutic Goods Administration.

As a manufacturer of medical devices, we must either supply the Therapeutic Goods Administration with an acceptable form of evidence of Good Manufacturing Practice or be audited by its Good Manufacturing Practice and Licensing Section. We most recently provided evidence of compliance with Good Manufacturing Practice in 1993 and were found to be in compliance with all applicable standards. We must also comply with prescribed reporting and record keeping responsibilities, including the requirement to report any serious incidents arising from the use of our medical devices. If we do not comply with the standards of safety and manufacture provided for by the Therapeutic Goods Act, we could suffer a number of penalties, including our registration being cancelled and being required to recall the relevant medical device.

Japan. Although we are required to comply with government regulations in Japan, our experience has been that our compliance with the more rigorous U.S. and European standards has enabled us to meet the applicable standards.

THIRD-PARTY REIMBURSEMENT

The cost of medical care in many countries is funded substantially by government and private insurance programs. Although we do not generally receive payment for our products directly from these payors, our continued success is dependent upon the ability of patients or our other customers to obtain adequate reimbursement for our products. In most major markets, our products are purchased primarily by hospitals and home healthcare dealers, which are generally either government funded or invoice third-party payors directly, or otherwise invoice patients, who then seek reimbursement from third-party payors. Our remaining sales are to distributors and manufacturers of other medical products, who then sell to these customers.

In the U.S., third-party payors include Medicare, Medicaid and private health insurance providers. These payors may deny reimbursement if they determine that a device has not received appropriate FDA clearance, is not used in accordance with cost-effective treatment methods, or is experimental, unnecessary or inappropriate. Third-party payors are also increasingly challenging prices charged for medical products and services, and certain private insurers have initiated reimbursement systems designed to reduce healthcare costs. The trend towards managed healthcare and the growth of health maintenance organizations, or HMOs, which control and significantly influence the purchase of healthcare services and products, as well as ongoing legislative proposals to reform healthcare, may all result in lower prices for our products. We cannot assure you that our products will be considered cost-effective by third party payors, that reimbursement will be available or continue to be available, or that payors' reimbursement policies will not adversely affect our ability to sell our products on a profitable basis, if at all. In some of our major markets, for example Australia, the United Kingdom and Japan, there is currently limited reimbursement for devices that treat OSA. In addition, we have not yet completed the process of obtaining approval status for some of our CPAP products that would enable reimbursement for these devices in Germany.

COMPETITION

The markets for our products are highly competitive. We believe that the principal competitive factors in all of our markets are product features, reliability and price. Reputation and efficient distribution are also important factors. Patent protection could also become an important issue in the future. If we fail to offer products which incorporate features similar to or more desirable than those incorporated in products offered by our competitors, fail to offer products which are perceived as reliable by consumers, or are unable or unwilling to meet the prices offered by our competitors, our business could be adversely affected.

We compete on a market-by-market basis with various companies, many of which have greater financial, research and development, manufacturing and marketing resources than us. In North America, our largest market, our principal competitors in respiratory humidification include Hudson Respiratory Care Inc., Vital Signs, Inc., Smiths Industries plc and Pall Biomedical, Inc., a subsidiary of Pall Corporation. Our principal competitors in the OSA market include Respironics, Inc., ResMed Inc. and Tyco International Ltd. We also compete with ResMed Inc., Tyco and Respironics, Inc. and regional European manufacturers in the European OSA market. Our principal competitors in the infant warming market include the Datex-Ohmeda Division of Instrumentarium Corporation and Hillenbrand Industries, Inc.

Any product that we develop for which we obtain regulatory approval will have to compete for market acceptance and market share. An important factor in this competition may be our timing in introducing competitive products. Accordingly, the relative speed with which we can develop prototypes, complete clinical testing, obtain regulatory approval and patent protection, if appropriate, and supply commercial quantities of the product will be important competitive factors.

PRODUCT LIABILITY INSURANCE

Our business is exposed to potential product liability risks that are inherent in the design, manufacture and marketing of medical devices. Claims alleging product liability may involve large potential damages, significant defense costs and damage to our reputation. Although we currently maintain product liability insurance intended to cover these claims with coverage limits that we consider adequate, we cannot assure you that all claims will be covered by our insurance. In addition, our insurance policies must be renewed annually. While we have been able to obtain product liability insurance in the past, insurance varies in cost, can be difficult to obtain and may not be available in the future at all, or on terms acceptable to us. A successful claim against us in excess of the available insurance coverage could have a material adverse effect on our business.

PROPERTIES

We own approximately 100 acres of land in Auckland on which our 240,000 square feet headquarters and manufacturing facility is located. Our facility, which was completed in July 2000, contains approximately 90,000 square feet of manufacturing space, 95,000 square feet of combined research and development, sales and marketing and administration space and 55,000 square feet of warehouse space. We are expanding our facility by approximately 66,000 square feet to accommodate our growth. We estimate the total cost of the project, which we expect to be completed by January 2003, to be approximately $5.7 million. This expansion will include 40,000 square feet of manufacturing space, an increase of approximately 44%. We also lease warehouse and office space for our international sales offices in the vicinity of the following cities:

LOCATION SIZE                                                (SQUARE FEET)
Los Angeles, United States                                   19,000
London, United Kingdom                                       13,500
Paris, France                                                 7,000
Stuttgart, Germany                                            8,000
Melbourne, Australia                                         15,000

Our aggregate rent expense was approximately $500,000 for the fiscal year ended March 31, 2002.


Item 5. Operating and Financial Review and Prospects

You should read the following discussion of our financial condition and results of operations in conjunction with our consolidated financial statements included elsewhere in this Annual Report. Our consolidated financial statements have been prepared in accordance with NZ GAAP and are denominated in U.S. dollars. For a discussion of the principal differences between NZ GAAP and U.S. GAAP, and a reconciliation to U.S. GAAP of group profit and shareholders' equity, see note 26 to the consolidated financial statements.

On November 12, 2001, Fisher & Paykel Industries Limited, the predecessor of the Company, effected a reorganization pursuant to which its home appliances and finance businesses were spun-off to its shareholders. Following the reorganization, the healthcare business is our only remaining business. Our consolidated financial statements included in this Annual Report include, for all periods prior to November 12, 2001, the assets, liabilities, revenues and expenses associated with the home appliances and finance businesses that were disposed of as part of the reorganization. We have reclassified in the financial statements the home appliances and finance businesses as discontinued operations. However, this historical financial information does not fully reflect the significant changes that occurred in our financial position and operations as a result of the separation of the home appliances and finance businesses in connection with the reorganization and, accordingly, the historical financial statements should not be used as a basis for forecasting our future financial performance.


OVERVIEW

We design, manufacture and market in over 90 countries heated humidification products and systems for use in respiratory care and the treatment of obstructive sleep apnea, as well as patient warming and neonatal care products.

Sales of respiratory humidification products represented approximately 51%, 53% and 54% of our operating revenue from continuing operations for the fiscal years ended March 31, 2002, 2001 and 2000 respectively. Sales of CPAP products for the obstructive sleep apnea market represented approximately 37%, 33% and 27% of our operating revenue from continuing operations for the fiscal years ended March 31, 2002, 2001 and 2000, respectively. Sales of consumable and accessory products for core products accounted for approximately 48% and 44% of our operating revenue from continuing operations for the fiscal years ended March 31, 2002 and 2001, respectively. Operating revenue from respiratory humidification, CPAP and patient warming and neonatal care products has grown at a compound annual growth rate of approximately 17% from March 31, 1999 to March 31, 2002 as we have introduced new products and the markets for these products have expanded.

GEOGRAPHIC DATA

The following table sets forth our operating revenue from continuing operations for each of the primary geographic markets in which we sell our products for the fiscal years ended March 31, 2002, 2001 and 2000.

                                                         Fiscal year ended March 31,
                                                 2002                2001                2000
                                             US$millions         US$millions         US$millions
                                             -----------         -----------         -----------
North America                                    43.281              37.926              29.366
Europe                                           24.934              23.662              21.230
Asia Pacific                                     17.923              19.450              21.267
Other                                             3.112               3.342               2.725
                                                -------             -------             -------
Total                                           $89.250             $84.380             $74.588
                                                =======             =======             =======

CURRENCY TRANSLATIONS AND HEDGING

Our reported financial performance may be affected by the impact of currency translations, which may make it difficult for you to discern the underlying results of or trends in our business. We incur almost half of our operating expenses in NZ dollars. We sell our products in a variety of currencies, predominantly the U.S. dollar and the euro. Since our financial statements have been reported in U.S. dollars, fluctuations in the value of the U.S. dollar relative to the NZ dollar and the other currencies in which we do business will affect the reported amount of expenses incurred and sales invoiced in other currencies. For example, if an expense we incurred in NZ dollars were to increase by 5% during a period when the NZ dollar depreciated by 7% relative to the U.S. dollar, as a result of the translation of NZ dollar expenses into U.S. dollars for financial statement reporting purposes, we would report a decline in these expenses. Accordingly, our financial performance from period to period must be analyzed in light of any fluctuations in the relative values of the principal currencies in which we do business.

Approximately 69%, 65% and 59% of our operating revenue from continuing operations in the fiscal years ended March 31, 2002, 2001 and 2000 respectively, was denominated in U.S. dollars. We make a significant proportion of U.S. dollar sales to customers outside the U.S. Other significant currencies in which we invoice customers include the euro and the British pound, each of which has represented approximately 12% and 8% of our operating revenue from continuing operations over the past fiscal year.

HISTORICAL FINANCIAL PERFORMANCE

YEAR ENDED MARCH 31, 2002 COMPARED TO YEAR ENDED MARCH 31, 2001

The following table sets forth our consolidated statement of financial performance from continuing operations, which reflects the performance of the healthcare business for the years ended March 31, 2002, 2001 and 2000:

                                                                   Fiscal year ended March, 31
                                                          2002                2001                  2000
                                                      US$millions          US$millions           US$millions
                                                      -----------          -----------          -----------
Operating revenue                                     $    89.250          $    84.380           $    74.588
                                                      -----------          -----------           -----------
Operating profit                                           34.063               34.923                25.900
Net interest expense                                       (0.111)              (0.946)               (0.636)
Foreign currency exchange profit (loss)                     6.870              (26.619)                0.693
Other expenses                                             (0.454)                  --                    --
                                                      -----------          -----------           -----------
Profit from continuing operations before taxation          40.368                7.358                25,957
Taxation                                                  (13.554)              (3.111)               (9.194)
                                                      -----------          -----------           -----------
Profit from continuing operations after taxation      $    26.814          $     4.247           $    16.763
                                                      ===========          ===========           ===========


The following table sets forth supplemental financial data relating to the operating revenue and operating expenses from continuing operations for the fiscal years ended March 31, 2002, 2001 and 2000.

                                                                          Fiscal year ended March 31,
                                                                2002                 2001                 2000
                                                             US$millions          US$millions          US$millions
                                                             -----------          -----------          -----------
Operating revenue                                             89.250               84.380               74.588
Operating expenses:
    Cost of sales                                             27.371               25.291               25.275
    Research and development expenses                          4.269                3.789                3.455
    Selling, general and administrative expenses              23.547               20.377               19.958
                                                              ------               ------               ------
Total operating expenses                                      55.187               49.457               48.688
                                                              ------               ------               ------
Operating profit                                              34.063               34.923               25.900
Operating margin                                                 38%                  41%                  35%
Gross profit                                                  61.879               59.089               49.313
Gross margin                                                     69%                  70%                  66%

Operating revenue from Continuing Operations

Operating revenue from continuing operations consists of revenue from sales of our respiratory humidification, CPAP and patient warming and neonatal care products, as well as sales of distributed products. Operating revenue from continuing operations increased by approximately 6% to $89.250 million for the fiscal year ended March 31, 2002 from $84.380 million for the fiscal year ended March 31, 2001.

The increase was principally due to a significant increase in sales volume of CPAP products, and, to a lesser extent, an increase in sales volume of patient warming and neonatal care products, which was partially offset by lower pricing for our CPAP humidifiers.

The following table sets forth sales of our continuing operations by product group for the fiscal years ended March 31, 2002 and 2001:

                                                              Fiscal year ended March 31,
                                                                2002               2001           Percentage
                                                             US$millions       US$millions         variation
                                                             -----------       -----------        ----------
PRODUCT GROUP:
Respiratory humidification products                             45.454            44.652                +2%
CPAP products                                                   32.868            27.763               +18%
Patient warming and neonatal care products                       5.743             4.442               +29%
                                                               -------           -------               ---
Core products sub-total                                         84.065            76.857                +9%
Distributed products                                             5.185             7.523               -31%
                                                               -------           -------               ---
Total                                                          $89.250           $84.380                +6%
                                                               =======           =======               ===

Sales of respiratory humidification products increased by approximately 2% in the fiscal year ended March 31, 2002 from sales in the prior year. Excluding the effects of currency translations, sales of respiratory humidification products are estimated to have increased by approximately 4% in the fiscal year ended March 31, 2002. This increase was driven by strong volume growth in our single-use adult breathing circuits and continuing volume growth in our single use chambers. This strong growth in consumables was offset by a small reduction in humidifier controller sales for the year, due, we believe, to reduced hospital capital expenditure in the current economic climate, and the effect of a mild Northern Hemisphere `flu' season.

Sales of CPAP products increased by 18% in the fiscal year ended March 31, 2002 from sales in the prior year. Excluding the effects of currency translations sales of CPAP products are estimated to have increased by approximately 19% in the fiscal year ended March 31, 2002. This increase was primarily due to continuing volume growth of the HC200 series integrated flow generator-humidifier and the introduction during the year of our first mask offering, the Aclaim nasal mask. We attribute the volume growth to increasing recognition of the ability of humidification to significantly improve compliance and acceptance of CPAP therapy. This strong volume growth was partially offset by lower pricing for our CPAP products, particularly of our CPAP humidifier product range, to meet competition.

Sales of patient warming and neonatal care products increased by 29% in the fiscal year ended March 31, 2002 from sales in the prior year. Excluding the effects of currency translations, sales of patient warming and neonatal care products are estimated to have increased by approximately 33% in the fiscal year ended March 31, 2002. This increase was due primarily to strengthened distribution capabilities in key markets, particularly the Unites States.

Sales of distributed products decreased 31% in the fiscal year ended March 31, 2002 from sales in the prior year primarily due to our ceasing to distribute Datex Ohmeda products in New Zealand.

OPERATING EXPENSES FROM CONTINUING OPERATIONS

Operating expenses consist of cost of sales, research and development expenses and selling, general and administrative expenses. Operating expenses from continuing operations increased by approximately 12% to $55.187 million for the fiscal year ended March 31, 2002 from $49.457 million for the prior fiscal year. Operating expenses from continuing operations as a percentage of sales increased to approximately 62% for the fiscal year ended March 31, 2002 from approximately 59% for the prior fiscal year. We estimate that excluding the effects of currency translations, operating expenses from continuing operations increased by approximately 16% in the fiscal year ended March 31, 2002.

The cost of sales from continuing operations consists of manufacturing costs, primarily raw materials and labor, costs of distributed products, an allocation of the overhead costs of the New Zealand facility and freight costs.

Cost of sales from continuing operations increased by approximately 8% to $27.371 million for the fiscal year ended March 31, 2002 due primarily to the underlying increase in sales volume. We estimate that excluding the effects of currency translations, cost of sales from continuing operations increased by approximately 14% in the fiscal year ended March 31, 2002.

Research and development expenses from continuing operations consist primarily of staff payroll and benefits, an allocation of the overhead costs of the New Zealand facility, costs of materials and clinical study costs.

Research and development activities are primarily conducted in New Zealand. Research and development expenses from continuing operations increased by approximately 13% to $4.269 million for the year ended March 31, 2002 compared to $3.789 million in the previous fiscal year. We estimate that excluding the effects of currency translations, research and development expenses increased by approximately 19% in the fiscal year ended March 31, 2002. The increase was attributable to increases in research and development personnel in connection with the expansion of product development activities for respiratory humidification, CPAP and patient warming and neonatal care product groups. Research and development expenses from continuing operations represented approximately 5% of operating revenue for these product groups for the fiscal years ended March 31, 2002 and 2001.

We expect research and development expenses to continue to grow due to a broadening of our product range and the application of our products.

Selling, general and administrative expenses from continuing operations consist primarily of payroll and benefits for sales and marketing and administrative personnel, travel expenses, marketing and promotional material, facilities expenses, depreciation and general administrative expenses. Selling, general and administrative expenses increased by approximately 16% to $23.547 million in the fiscal year ended March 31, 2002. We estimate that excluding the effects of currency translations, selling, general and administrative expenses increased by approximately 19% in the fiscal year ended March 31, 2002. This increase was primarily attributable to an increase in global personnel to support our growing international sales and marketing activities.

GROSS PROFIT FROM CONTINUING OPERATIONS

We define gross profit as our operating revenue from continuing operations minus our cost of sales. Gross profit from continuing operations increased to $61.879 million, or approximately 69% of sales, in the fiscal year ended March 31, 2002, from $59.089 million, or approximately 70% of sales, in the fiscal year ended March 31, 2001. Gross profit increased due to the increase in sales volume for the year. The decrease in gross margin percentage was due mainly to the pricing re-positioning in the CPAP products area discussed earlier.

OPERATING PROFIT FROM CONTINUING OPERATIONS

Operating profit from continuing operations before foreign currency exchange profit (loss) decreased by 2 percent to $34.063 million in the fiscal year ended March 31, 2002 from $34.923 million in the fiscal year ended March 31, 2001.

FOREIGN CURRENCY EXCHANGE PROFIT (LOSS) FROM CONTINUING OPERATIONS

Foreign currency exchange profit (loss) consists of net foreign exchange movements on all foreign currency transactions. Our continuing operations recorded foreign currency profit of $6.870 million in the fiscal year ended March 31, 2002 and a foreign currency loss of $26.619 million in the fiscal year ended March 31, 2001.

Because Fisher & Paykel Industries' export sales were denominated in currencies other than the NZ dollar, Fisher & Paykel Industries entered into hedging arrangements intended to reduce the effects of foreign currency fluctuations. During the fiscal year ended March 31, 2001, the NZ dollar depreciated by approximately 19% against the U.S. dollar, resulting in significant exposure under these instruments. As a result of this decline, the healthcare business of Fisher & Paykel Industries incurred a realized loss before taxation of $5.9 million with respect to these hedging arrangements during the fiscal year ended March 31, 2001. In addition, these foreign exchange instruments no longer qualified for treatment as hedging instruments under applicable accounting rules. As a result, the foreign currency exchange instruments were no longer effective as hedges and were revalued as of March 31, 2001 at the then applicable exchange rates. As a result of this revaluation, the healthcare business of Fisher & Paykel Industries recognized an unrealized loss before taxation of $20.7 million on these instruments. During the fiscal year ended March 31, 2002, the NZ dollar appreciated by approximately 9% against the U.S. dollar, and also against the British pound and euro, resulting in a realized gain before taxation of $0.2 million and an unrealized gain before taxation of $6.7 million on all our foreign currency instruments. We will continue to mark instruments that do not qualify for treatment as hedging instruments under applicable accounting rules to market values in future periods and, if the NZ dollar falls below the rate of NZ$1.00 =U.S.$0.4408, may incur additional losses and be required to increase the provision for unrealized losses under these or other instruments. The noon buying rate in New York City for cable transfers in effect on June 28, 2002 was NZ$1.00=U.S.$0.4860.

As a result of the adverse impact of these hedging arrangements, our board of directors has adopted a new hedging policy designed to avoid future losses of the magnitude incurred during the fiscal year ended March 31, 2001. Under this hedging policy, we currently enter into a mix of foreign currency exchange contracts and foreign currency exchange options, which we have no obligation to exercise, up to 100% of our anticipated net foreign currency exposure of the New Zealand manufacturing and sales operation. With respect to periods beyond one year, we also use a mix of contracts and options up to 75% of our net exposure for years two and three, and for years four and five up to 25% of our net exposure with options only.

OTHER EXPENSES

We incurred costs of $0.454 million in relation to the spin-off of the appliances and finance businesses, the U.S. offering of ADSs, and listing on the NASDAQ market. These costs include non-recurring directors' costs (comprising additional remuneration to non-executive directors for extensive work undertaken in connection with the spin-off, retirement benefits as provided for by our constitution to non-executive directors upon retirement from our board, and insurance costs) and non-recurring offering and listing expenses.

TAXATION

Taxation expense increased to $13.554 million in the fiscal year ended March 31, 2002 from $3.111 million in the fiscal year ended March 31, 2001. The increase was primarily attributable to the net movement in the foreign currency exchange results between the two fiscal years.

DISCONTINUED OPERATIONS

Discontinued operations consist primarily of the appliances and finance businesses spun-off as part of the reorganization in November 2001, which has resulted in operating revenue and expenses being significantly lower in the fiscal year ended March 31, 2002 when compared to the fiscal year ended March 31, 2001 as the fiscal year ended March 31, 2002 includes only 7.5 months of trading.

Operating revenue from discontinued operations decreased by approximately 40% to $193.352 million for the fiscal year ended March 31, 2002 from $321.661 million for the fiscal year ended March 31, 2001.

Operating expenses from discontinued operations decreased by approximately 43% to $182.629 million for the fiscal year ended March 31, 2002 from $318.098 million for the fiscal year ended March 31, 2001.

Abnormal items from discontinued operations increased by approximately 313% to a loss of $12.054 million for the fiscal year ended March 31, 2002 from a loss of $3.854 million for the fiscal year ended March 31, 2001. The increase was primarily due to the $11.795 million loss incurred on the spin-off of the appliances and finance businesses.

Loss from discontinued operations increased to $1.331 million for the fiscal year ended March 31, 2002 from $0.291 million for the fiscal year ended March 31, 2001. The increase was principally due to the loss in connection with the spin-off of the appliances and finance businesses, offset by improved operating profit of the appliances and finance businesses prior to the reorganization.

Taxation for discontinued operations increased to $4.547 million for the fiscal year ended March 31, 2002 from $0.020 million for the fiscal year ended March 31, 2001. The increase was primarily due to the improved operating profit from discontinued operations as the loss incurred in connection with the spin-off of the appliances and finance businesses was not a deductible expense for New Zealand taxation purposes.

GROUP PROFIT

Group profit increased to $20.909 million for the fiscal year ended March 31, 2002 from $3.936 million in the fiscal year ended March 31, 2001. The increase was primarily due to gains on foreign currency exchange instruments in the fiscal year ended March 31, 2002 compared to losses in the fiscal year ended March 31, 2001, partially offset by the loss incurred in connection with the spin off of the appliances and finance businesses in the fiscal year ended March 31, 2002.

YEAR ENDED MARCH 31, 2001 COMPARED TO YEAR ENDED MARCH 31, 2000

OPERATING REVENUE FROM CONTINUING OPERATIONS

Our operating revenue from continuing operations increased by approximately 13% to $84.380 million for the fiscal year ended March 31, 2001 from $74.588 million for the fiscal year ended March 31, 2000. The increase was principally due to a significant increase in sales volume of our CPAP products and, to a lesser extent, an increase in sales volume of our respiratory humidification products. It also reflects a shift in our product mix toward higher priced products across all product groups.

The following table sets forth sales of our continuing operations by product group for the fiscal years ended March 31, 2001 and 2000.

                                                                        Fiscal year ended March 31,
                                                                2001               2000            Percentage
                                                             US$millions        US$millions         variation
                                                             -----------        -----------         ---------
PRODUCT GROUP:
Respiratory humidification products                              44.652             40.253               +11%
CPAP products                                                    27.673             19.795               +40%
Patient warming and neonatal care products                        4.442              3.250               +37%
                                                                -------            -------               ---
Core products sub-total                                          76.857             63.298               +21%
Distributed and mobility products                                 7.523             11.290               -33%
                                                                -------            -------               ---
Total                                                           $84.380            $74.588               +13%
                                                                =======            =======               ===


Sales of respiratory humidification products increased by approximately 11% in the fiscal year ended March 31, 2001 from sales in the prior year. We estimate that excluding the effects of currency translations, sales of respiratory humidification products increased by approximately 18% in the fiscal year ended

March 31, 2001. We attribute the increase in part to an increase in sales of our MR850 humidifier system, which was available for a full fiscal year in our major markets, and to the introduction of our expanded range of breathing circuits.

Sales of CPAP products increased by approximately 40% in the fiscal year ended March 31, 2001 from sales in the prior year. We estimate that excluding the effects of currency translations, sales of CPAP products increased by approximately 43% in the fiscal year ended March 31, 2001. Growth in sales of our HC200 series integrated flow generator-humidifier accounted for more than 60% of the total CPAP product group sales growth. We attribute the increase in sales of CPAP products in part to increasing market awareness of the benefits of humidification in combination with CPAP therapy in the treatment of obstructive sleep apnea.

Sales of patient warming and neonatal care products increased by approximately 37% in the fiscal year ended March 31, 2001 from sales in the prior year. We estimate that excluding the effects of currency translations, sales of patient warming and neonatal care products increased by approximately 47% in the fiscal year ended March 31, 2001. This increase was due primarily to our strengthened distribution capabilities in key markets.

Sales of distributed and mobility products decreased by approximately 33% in the fiscal year ended March 31, 2001 from sales in the prior year primarily because we decided to cease distributing a number of these products. We estimate that excluding the effects of currency translations, sales of distributed products decreased by approximately 6% in the fiscal year ended March 31, 2001.

OPERATING EXPENSES FROM CONTINUING OPERATIONS

Operating expenses from continuing operations increased by approximately 2% to $49.457 million for the fiscal year ended March 31, 2001 from $48.688 million for the fiscal year ended March 31, 2000. Operating expenses as a percentage of sales decreased to approximately 59% in the fiscal year ended March 31, 2001 compared to approximately 65% in the prior year. We estimate that excluding the effects of currency translations, operating expenses increased by approximately 18% in the fiscal year ended March 31, 2001.

Cost of sales remained almost constant for the fiscal year ended March 31, 2001 at $25.291 million compared to $25.275 million for the fiscal year ended March 31, 2000. We estimate that excluding the effects of currency translations, cost of sales increased by approximately 17% in the fiscal year ended March 31, 2000.

Research and development expenses increased by approximately 10% to $3.789 million in the fiscal year ended March 31, 2001 from $3.455 million in the fiscal year ended March 31, 2000. We estimate that excluding the effects of currency translations, research and development expenses increased by approximately 30% in the fiscal year ended March 31, 2001. The increase was attributable to increases in research and development personnel in connection with the expansion of our product development activities for our respiratory humidification, CPAP and patient warming and neonatal care product groups. Research and development expenses represented approximately 5% of operating revenue for these product groups for the fiscal year ended March 31, 2001.

Selling, general and administrative expenses increased by approximately 2% to $20.377 million in the fiscal year ended March 31, 2001 from $19.958 million in the fiscal year ended March 31, 2000. We estimate that excluding the effects of currency translations, selling, general and administrative expenses increased by approximately 14% in the fiscal year ended March 31, 2001. This increase was primarily attributable to an increase in personnel and related expenses to support our growth.

GROSS PROFIT FROM CONTINUING OPERATIONS

Our gross profit from continuing operations increased to $59.089 million, or approximately 70% of sales, in the fiscal year ended March 31, 2001 from $49.313 million, or approximately 66% of sales, in the fiscal year ended March 31, 2000. Gross margin increased due in part to the positive effect of currency translation on our New Zealand-based manufacturing costs and as a result of the strengthening of the U.S. dollar against the NZ dollar, an increase in the proportion of direct sales, which increases the average price we receive for our products, as well as a reduction in sales of other manufacturers' products we distribute, on which we have a lower gross margin.

OPERATING PROFIT FROM CONTINUING OPERATIONS

Operating profit from continuing operations increased by approximately 35% to $34.923 million in the fiscal year ended March 31, 2001 from $25.900 in the fiscal year ended March 31, 2000.

FOREIGN CURRENCY EXCHANGE PROFIT (LOSS) FROM CONTINUING OPERATIONS

Foreign currency exchange profit (loss) consists of net foreign exchange movements on all foreign currency instruments. We incurred a foreign currency loss of $26.619 million in the fiscal year ended March 31, 2001 and a foreign currency profit of $0.693 million in the fiscal year ended March 31, 2000.

Because our export sales are denominated in currencies other than the NZ dollar, Fisher & Paykel Industries entered into hedging arrangements intended to reduce the effects of foreign currency fluctuations. During the fiscal year ended March 31, 2001, the NZ dollar depreciated by approximately 19% against the U.S. dollar, resulting in significant exposure under these instruments. As a result of this decline, we incurred a realized loss before taxation of $5.882 million with respect to these hedging arrangements during the fiscal year ended March 31, 2001. In addition, these foreign exchange instruments no longer qualified for treatment as hedging instruments under applicable accounting rules. As a result, the foreign currency exchange instruments were no longer effective as hedges and were revalued as of March 31, 2001 at the then applicable exchange rates. As a result of this revaluation, we recognized an unrealized loss before taxation of $20.737 million on these instruments.

TAXATION

Taxation expense decreased by approximately 66% to $3.111 million in the fiscal year ended March 31, 2001 from $9.194 million in the fiscal year ended March 31, 2000. The decrease was primarily attributable to the foreign currency exchange loss recorded in the year ended March 31, 2001.

DISCONTINUED OPERATIONS

Operating revenue from discontinued operations decreased by approximately 8% to $321.661 million for the fiscal year ended March 31, 2001 from $348.647 million for the fiscal year ended March 31, 2000. The decrease was principally due to the depreciation of the Australian dollar and the NZ dollar against the U.S. dollar. We estimate that, excluding the effects of currency translations, sales from discontinued operations in the fiscal year ended March 31, 2001 increased by approximately 11%, in large part as a result of increases in sales of home appliances in the Australian and U.S. markets.

Operating expenses from discontinued operations decreased by approximately 4% to $318.098 million for the fiscal year ended March 31, 2001 from $331.382 million for the fiscal year ended March 31, 2000. The decrease was principally due to the depreciation of the Australian dollar and the NZ dollar against the U.S. dollar as the majority of our costs are denominated in these currencies. This fall was partially offset by losses of approximately $14.266 million in the fiscal year ended March 31, 2001 on foreign currency exchange instruments originally entered into to hedge foreign currency revenues.

Abnormal items from discontinued operations totalled $3.854 million for the fiscal year ended March 31, 2001, whereas in the fiscal year ended March 31, 2000 there were no abnormal items. The abnormal items were related to restructuring and redundancy costs of $1.450 million following a change to a more centralized management structure for the home appliances business. In addition, we reassessed the carrying values of the home appliances business' investments relating to Hill & Stewart Appliances Limited, a New Zealand home appliance retailer, resulting in a permanent impairment of this investment and writedown of advances to net realizable value by $2.404 million.

Discontinued operations recorded a loss of $0.291 for the fiscal year ended March 31, 2001 compared to a profit of $17.265 million for the fiscal year ended March 31, 2000. The loss was a result of the losses incurred of $14.266 million on foreign currency exchange instruments and abnormal items of $3.854 million in the fiscal year ended March 31, 2001.

Taxation for discontinued operations decreased to $0.020 million for the fiscal year ended March 31, 2001 from $5.911 million for the fiscal year ended March 31, 2000, as profitability in the fiscal year ended March 31, 2001 was significantly lower than for the fiscal year ended March 31, 2000.

GROUP PROFIT

Group profit decreased to $3.936 million for the fiscal year ended March 31, 2001 from $28.117 million in the fiscal year ended March 31, 2000. The decrease was primarily due to losses on foreign currency exchange instruments of $40.884 million before tax in the fiscal year ended March 31, 2001 across both continuing and discontinuing operations.

LIQUIDITY AND CAPITAL RESOURCES

As at March 31, 2002, we had $32.315 million in cash and $3.955 million in borrowings. All our borrowings are held outside New Zealand and are denominated in currencies other than the NZ Dollar. We have in place credit facilities which are available that permit us to borrow up to a total of the equivalent of $22.951 million, denominated primarily in NZ Dollars and U.S. Dollars, each for a term of 12 months, renewable annually.

Net cash generated from continuing operating activities totalled $14.959 million, $20.125 million and $20.363 million for the fiscal years ended March 31, 2002, 2001 and 2000, respectively. The amount of cash that we generated in the fiscal year ended March 31, 2002 was reduced by approximately $8.104 million, due to the unfavorable U.S. dollar exchange rates under existing foreign currency exchange instruments compared to prevailing rates during the period. This reduction was caused when delivering the U.S. Dollars against the previously disclosed unfavorable foreign currency instruments.

The amount of cash we generated in the fiscal year ended March 31, 2001 was relatively high when compared to our profit from continuing operations as our profit was reduced by $20.737 million of unrealized losses on foreign currency instruments.

Net cash generated from discontinued operating activities totalled $13.236 million, $25.816 million and $24.954 million for the fiscal years ended March 31, 2002, 2001 and 2000, respectively. The reduction in cash generated in the fiscal year ended March 31, 2002 reflects that discontinued operations were spun-off in November, 2001 and that fiscal year 2002 includes only 7.5 months of discontinued operations.

To date, our investing activities have consisted mainly of purchases of property and equipment. Our capital expenditures totalled $5.494 million, $5.650 million and $15.890 million for the fiscal years ended March 31, 2002, 2001 and 2000, respectively.

The majority of capital expenditures related to the purchase of production tooling and equipment, computer equipment and software, patents and facility extension costs. We have begun construction to expand our facility by approximately 66,000 square feet to accommodate our anticipated growth. Construction has commenced and approximately $1.000 million has been spent in the fiscal year ended March 31, 2002. We estimate the total cost of the project, which we expect to be completed by January 2003 to be approximately $5.700 million, and we expect to fund this expansion from our operating cash flow. We received in the fiscal year ended March 31, 2002 as part of the reorganization $128.513 million from the disposal of the appliances and finance businesses.

Net cash used in discontinued investing activities relate to capital expenditures.

Net cash used in continuing financing activities totalled $108.487 million, $4.072 million and $28.783 million for the fiscal years ended March 31, 2002, 2001 and 2000 respectively. The repurchase of 18.2 million ordinary shares of the company as part of the reorganization and spin-off and the payment of dividends were the main reasons for the significant outflow of funds in the fiscal year ended March 31, 2002.

Net cash used in or generated from discontinued financing activities related primarily to the movement in borrowings balances within the appliances and finance businesses.

For a discussion of our exposure to market risks associated with changes in foreign currency exchange rates, changes in interest rates and credit risks, see
Item 11.

                                                                                      Payments Due by Period
                                                        Total       Less than 1      1-3 years      4 - 5 years    After 5 years
                                                                       year
                                                                          (in thousands of US Dollars)
CONTRACTUAL OBLIGATIONS
Term Borrowings                                         $3,397        $2,727         $  670           $ --           $ --
Operating Leases                                         2,512         1,028          1,042            334            108
                                                        ------        ------         ------           ----           ----
Total Contractual Cash Obligations                      $5,909        $3,755         $1,712           $334           $108
                                                        ======        ======         ======           ====           ====
OTHER COMMERCIAL COMMITMENTS

Capital Commitments                                     $4,078        $4,078         $   --           $ --           $ --


SIGNIFICANT ACCOUNTING ESTIMATES

Certain of our accounting policies require the application of significant judgement by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgements are subject to an inherent degree of uncertainty. These judgements are based on our historical experience, terms of existing contracts, our observance of trends in the industry, information provided by our customers and information available from other outside sources, as appropriate. Our significant accounting policies include:

- Warranty - Our warranty provision is established based on our best estimate of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. While we believe that our warranty reserve is adequate and that the judgement applied is appropriate, such amounts estimated to be due and payable could differ materially from what will actually transpire in the future.

- Foreign Currency Instrument Provisions - In accordance with our foreign currency accounting policy we revalue at each period end all our foreign currency instruments. These revaluations are conducted by the counterparty to the instruments and are based on assumptions regarding spot rates, forward points and currency volatilities at the period end. If actual market conditions differ from those assumptions significantly different results may be realized on these instruments.

- Valuation of Long-Lived Assets - We periodically review the carrying value of our long-lived assets and investments for continued appropriateness. This review is based upon our projections of anticipated future cash flows. While we believe that our estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect our evaluations.


U.S. GAAP

U.S. GAAP differs in certain significant respects from NZ GAAP, as they relate to Fisher & Paykel Healthcare Corporation Limited. The most material differences relate to derivative foreign currency instruments, pension benefits, separation costs and discontinued operations. Total U.S. GAAP adjustments to group profit for the years ended March 31, 2002, 2001 and 2000, were $8.8 million, $0.3 million and $(1.6) million, respectively. See note 26 to the consolidated financial statements.

Recently Issued Accounting Standards

In July 2001, the U.S. Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations", which supersedes APB Opinion No. 16, "Business Combinations" and amends or supersedes a number of related interpretations of APB 16. The statement is effective for all business combinations initiated after June 30, 2001 and for all business combinations accounted for by the purchase method that are completed after June 30, 2001. SFAS 41 eliminates the pooling-of-interests method of accounting for business combinations, establishes specific criteria for the recognition of intangible assets separately from goodwill, and requires unallocated negative goodwill to be written off immediately as an extraordinary gain. Management plans to adopt the provisions of SFAS No. 141 for any business combination accounted for by the purchase method that is completed after June 30, 2001.

Also in July 2001, the FASB issued SFAS No 142, "Goodwill and Other Intangible Assets" ("SFAS 142") which supercedes APB Opinion No 17, "Intangible Assets". SFAS 142 requires that goodwill, including previously existing goodwill, and intangible assets with indefinite useful lives should not be amortized but should be tested for impairment annually at a level of reporting unit. The annual impairment test may be performed any time during the fiscal year provided the test is performed at the same time every year. Different reporting units may be tested for impairment at different times. If an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount, the impairment test should be performed between the annual tests. The impairment loss is the excess of the carrying amount of a reporting unit's goodwill and intangible assets with indefinite lives over their respective implied fair value. Intangible assets with finite lives will continue to be amortized under SFAS 142, but the amortization period will no longer be limited to forty years. The provisions of SFAS 142 are required to be applied starting with fiscal years beginning after December 15, 2001. SFAS 142 is required to be applied at the beginning of any entity's fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. For U.S. GAAP purposes, the Group will adopt SFAS 142 beginning April 1, 2002. The carrying value of goodwill and other intangibles as of March 31, 2002 is $1.9 million. The Group is currently evaluating the potential impact of adopting SFAS 142 on its financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". SFAS 144 retains the fundamental provisions of SFAS 121 for recognition and measurement of the impairment of long-lived assets to be held and used, but resolves a number of implementation issues and establishes a single accounting model for assets to be disposed of. SFAS 144 also retains the requirement to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of by sale, abandonment or distribution to owners or is classified as held for sale. The provisions of SFAS 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001 and their interim periods. The provisions of SFAS 144 for long-lived assets to be disposed of by sale or otherwise are effective for disposal activities initiated after the effective date of SFAS 144 or after its initial application. Management is currently evaluating the impact that the adoption of SFAS 144 will have on the consolidated financial statements.




Item 6. Directors, Senior Management and Employees

BOARD OF DIRECTORS

Our constitution provides that our board of directors must consist of not less than four and not more than nine directors. Directors are elected at an annual meeting of shareholders. Our board may also appoint directors to fill vacancies that occur between meetings of shareholders or to add additional persons to our board up to the maximum number prescribed by our constitution. At each annual meeting of the shareholders, all directors appointed by our board must retire. In addition, at least one third of our other directors, other than any managing director, must retire from office. The directors who retire are those directors who have held office longest since their last election. A retiring director is generally eligible for re-election, except where precluded by disqualification, and a director may serve any number of consecutive terms. Although our constitution provides that each director must retire at the end of the annual shareholders' meeting occurring after he or she attains the age of 70 years, unless his or her appointment is otherwise approved by the shareholders, this requirement may be unenforceable under New Zealand law.

While our constitution does not specify nationality or shareholding qualifications for directors, it does require that at least two directors be ordinarily resident in New Zealand. Directors may be removed by ordinary resolution, with or without cause, at any shareholders' meeting called for the purpose of, or which includes as one of its purposes, the removal of directors. The board of directors may elect the chairperson from among its members. Under New Zealand law, our directors owe statutory duties to the company. The directors must exercise their powers and perform their duties in good faith and in what they consider to be in the best interests of the company. This duty applies in relation to all transactions we propose to enter into, including those with affiliated parties. Our board of directors has the ultimate responsibility for, and wide powers to perform, all acts necessary for managing, and for directing and supervising the management of, our business and affairs. Our board of directors manages all affairs in connection with the conduct of our business other than affairs for which New Zealand law or our constitution requires shareholder approval. Our board is responsible for our internal financial control and will establish operating procedures and a management structure that defines lines of reporting responsibility. Our management will prepare annual budgets and longer term strategic plans that will be subject to the approval of the board. Our management prepares monthly financial reports to enable the board to progressively monitor management's performance against budget objectives. The board will develop a framework for capital expenditure within prescribed levels with an emphasis on specified investment objectives. The board delegates the day to day management of our business to our chief executive officer. Our constitution does not contain any provisions limiting the borrowing power of our board of directors, except to the extent that borrowings would constitute entry into a major transaction, as defined in the New Zealand Companies Act 1993, or a material transaction with a related party, as defined in the NZSE listing rules. Our constitution provides that, except in limited circumstances, our board may not, without the prior approval of shareholders:

-    enter into transactions with related parties;

- buy or sell assets the value of which exceeds 50% of the lesser of our average market capitalization or the total gross value of our assets;

- enter into transactions which will change the essential nature of our business;

-    issue or buy back shares; or

- provide financial assistance in connection with the acquisition of our shares.


The current standing Committees of the Board are the Audit Committee and the Remuneration Committee.

The Audit Committee consists entirely of Non-Executive Directors.

The Audit Committee oversees the Company's financial reporting, internal and external auditing and internal controls, as set forth in an audit committee charter. It is responsible for recommending to the Board the external auditor and reviewing the external auditor's fees, terms of engagement and independence. It considers major accounting policy changes and other matters as directed by the Board from time to time. The audit committee presently consists of Dr Evans, Sir Colin Maiden and Mr Smith, with Mr Smith as chairman.

The Remuneration Committee reviews and recommends to the Board the remuneration packages for all senior executives, and is responsible for reviewing general policies relating to compensation of, and benefits for, employees. The remuneration committee presently consists of Mr Daniell, Sir Colin Maiden, Mr Smith and Mr Paykel, with Mr Paykel as chairman.

The Directors have no fixed term of office but are subject to the retirement provisions of our constitution summarised above.

DIRECTORS

As of 28 June 2002, the Directors of the Company (including the Chief Executive Officer) were as follows:

Gary A. Paykel became Chairman upon completion of the reorganization in November 2001. Mr Paykel has previously served as a director of Fisher & Paykel Industries Limited since August 1979 and continues to serve as a director of the Company. Mr Paykel served as Chief Executive Officer since December 1989 and Managing Director of Fisher & Paykel Industries Limited from April 1987 until the completion of the reorganization. Mr Paykel joined Fisher & Paykel Industries in 1960 and, prior to his appointment to the position of sales director in 1985, held a variety of positions in the manufacturing, engineering, purchasing and sales departments. Mr Paykel has also served as Chairman of Panprint Limited since September 1984, and as a director of Panprint Limited since May 1975 and of Sports Drinks Limited since October 1994. Mr Paykel is a Companion of the New Zealand Order of Merit.

P. Michael Smith became a director and Deputy Chairman upon completion of the reorganization in November 2001. Mr Smith has been Chairman of the Lion Foundation since 1989 and a director of Lion Nathan Limited from August 1986 to May 2001. Mr Smith has been Chairman of Taylors Group Limited since August 2000, Tru-Test Limited since July 2000, UnitedNetworks Limited since May 1999, Auckland International Airport Limited since June 1998 and JBWere New Zealand Private Equity No. 1 Fund since March 2002. Mr Smith received his Master of Commerce degree from the University of Auckland, New Zealand, and is a graduate of the PMD Business Course at the Harvard Business School.

Michael G. Daniell became Managing Director and our Chief Executive Officer upon completion of the reorganization. Mr Daniell had previously served as the General Manager of Fisher & Paykel Industries Limited's healthcare business from May 1990 until November 2001. From 1979 until May 1990, Mr Daniell held various positions in the healthcare business, including product design engineer and technical manager. Mr Daniell has more than 20 years of international healthcare business experience and has been instrumental in the establishment of many of our international distributor and original equipment manufacturer relationships. Mr Daniell received his Bachelor of Engineering degree in electrical engineering with honors from the University of Auckland, New Zealand.

Adrienne E. Clarke became a director upon completion of the reorganization in November 2001. Professor Clarke is a Laureate Professor at the University of Melbourne, a Foreign Member of the American Academy of Arts and Sciences and a Fellow of the Australian Academy of Science. Professor Clarke has served as a director of WMC Limited since July 1996, Woolworths Limited since July 1994, Tridan Limited from June 1988 and Hexima Limited from February 1998. She was Chairman of the CSIRO from December 1991 to December 1996. Professor Clarke is an Officer of the General Division of the Order of Australia, served as the Lieutenant Governor of Victoria and currently holds a variety of Australian governmental appointed positions. Professor Clarke received a Bachelor of Science degree and a doctoral degree from the University of Melbourne.

Nigel T. Evans became a director upon completion of the reorganization in November 2001. Dr Evans has served as principal of Quark Technology since June 1987. Dr Evans held a variety of management positions with New Zealand Steel Limited from August 1966 to May 1987. Dr Evans received his Bachelor of Science degree from the University of New Zealand, a Master of Science degree from the University of Auckland, New Zealand, and a doctoral degree in physics from the University of Cambridge. Dr Evans has also attended the Senior Managers Program, Graduate School of Business Administration, Harvard University.

W. Lindsay Gillanders has served as a director of Fisher & Paykel Industries Limited since May 1992 and continues to serve as a director of the Company. He was the Company Secretary from April 1987 until completion of the reorganization in November 2001. Mr Gillanders held various positions in Fisher & Paykel Industries' legal department from 1977 until 1992 until completion of the reorganization in November 2001 Mr Gillanders was responsible for Fisher & Paykel Industries' legal, regulatory, compliance and intellectual property rights, and worked on major commercial agreements including acquisitions and divestments by both the appliances and healthcare businesses. From November 2001, Mr Gillanders continues to provide legal services under a consultancy arrangement. Mr Gillanders received his Bachelor of Law degree with honors from the University of Auckland, New Zealand.

Sir Colin J. Maiden has served as a director of Fisher & Paykel Industries Limited since August 1979 and as Chairman from 1989 until the reorganization in November 2001, and continues to serve as a director of the Company. He has also served as a trustee of Fisher & Paykel Industries' executive share purchase scheme since December 1983. Sir Colin served as the Vice Chancellor of the University of Auckland from January 1971 to November 1994, and has also served as Chairman of each of Tower Insurance Limited since September 1998 and Marsh New Zealand Advisory Board since April 1998. Sir Colin has also served as a director of DB Group Limited and its subsidiaries since May 1994, New Zealand Refining Company Limited since April 1991, Foodland Associated Limited since March 2000, Tower Limited, Tower Holdings Limited and Tower Financial Services Group Limited since May 1999, Transpower New Zealand Limited since May 1994 and Independent Newspapers Limited since July 1989. He has also held a number of managerial positions with General Motors Corporation in the U.S. and was a senior lecturer in civil engineering at the University of Auckland, New Zealand. Sir Colin received his undergraduate degrees in engineering from the University of New Zealand, a doctoral degree from Oxford University and an honorary LL.D. from the University of Auckland, New Zealand.

SENIOR MANAGEMENT

As of June 28 2002, our senior management (other than the Chief Executive Officer) was as follows:

Lewis G. Gradon was appointed Senior Vice President - Research and Development upon completion of the reorganization in November 2001. Mr Gradon previously served as the General Manager - Research and Development of Fisher & Paykel Industries' healthcare business since September 1996, and as research and development manager since May 1990. Since January 1994, Mr Gradon has been a member of the International Standards Organization technical committee 121 - Anaesthesia and Breathing Machines. Mr Gradon has also held various engineering positions with Fisher & Paykel Industries' healthcare business, including product design engineer, since 1985. Mr Gradon has overseen the development of our complete healthcare product range. Mr Gradon received his Bachelor of Science degree in physics from the University of Auckland, New Zealand.

Paul N. Shearer was appointed Senior Vice President - Sales & Marketing upon completion of the reorganization in November 2001. Mr Shearer previously served as the General Manager - Sales and Marketing of Fisher & Paykel Industries' healthcare business since September 1996. Mr Shearer was located in France from June 1998 to October 1998 to establish our French sales company; in the U.S. from January 1996 to May 1998 to establish Fisher & Paykel Healthcare Inc. and in the UK from February 1994 to October 1994 to establish our UK sales company. Mr Shearer also served as general manager of international operations from April 1993 until June 1995; as general manager of our Australian sales company from April 1991 to March 1993; and as manager of our New Zealand healthcare sales business from March 1990 to March 1991. Mr Shearer has also held various positions with Computercorp Ltd, a computer systems integrator, and ICL Ltd., a large multinational computer systems company. Mr Shearer received his Bachelor of Commerce degree in marketing from the University of Canterbury, New Zealand.

Antony G. Barclay was appointed Chief Financial Officer and Company Secretary upon completion of the reorganization in November 2001. Mr Barclay previously served as the financial controller of Fisher & Paykel Industries' healthcare business since July 1996. Mr Barclay served as a management accountant for Arnotts Biscuits (NZ) from February 1995 to July 1996 and as financial accountant from December 1993 to January 1995, and as a senior associate and manager with Price Waterhouse in New Zealand and Papua New Guinea from September 1990 to November 1993. Prior to 1990, Mr Barclay held a variety of positions with Price Waterhouse in New Zealand. Mr Barclay has been a Chartered Accountant in New Zealand since May 1990. Mr Barclay received his Bachelor of Commerce degree in accounting and finance from the University of Otago, New Zealand.

COMPENSATION

The aggregate amount of compensation payable by the Company in respect of the Directors and Senior Management as a group during fiscal 2002 was NZ$2,588,139. Nothing was set-aside during fiscal 2002 to provide pension, retirement and similar benefits for the Directors and Senior Management.

During the year to March 31, 2002, the total remuneration and value of other benefits, as disclosed in the Company's Annual report to Shareholders, paid to individual Directors of the Company was as follows:

Name                                                Total remuneration
                                                            NZ$
Gary Paykel, Chairman (1) (3)                           488,143
Michael Smith, Deputy Chairman (3)                       26,666
Michael Daniell (3)                                     444,769
Adrienne Clarke (3)                                      16,177
Nigel Evans (3)                                          18,333
Lindsay Gillanders (2) (3)                              330,620
Sir Colin Maiden (3)                                    110,667
Norman Geary (4)                                        148,333
John Gilks (4)                                          202,500
Maurice Paykel (4)                                      108,333
Donald Rowlands (4)                                     108,333

(1)  Includes salary up to the date of the reorganization of NZ$461,477.

(2) Includes salary up to the date of reorganization of NZ$267,287, and consultancy fees, in accordance with a consultancy agreement, of NZ$50,000 subsequent to reorganization.

(3)  Director as at March 31, 2002.

(4)  Director up until reorganization.

Mr Daniell does not receive Director's fees. The Chief Executive's total remuneration includes a performance based component, which is comprised largely of share options.

In addition, as part of the reorganization Sir Colin Maiden will receive from the Company a retirement benefit of NZ$170,000 on his retirement or cessation from office of the Board of Directors on or before the 2004 annual shareholders' meeting.

Under our constitution we are permitted to make a payment to a non-executive director or former director by way of lump sum on or in connection with the retirement or cessation of office of that director provided that the total amount of the payment does not exceed the total remuneration of the director in his or her capacity as a director in any three years chosen by the Board, or the payment is authorized by ordinary resolution of the shareholders.


Stock Option Plan

We have in place two option schemes called the Fisher & Paykel Healthcare Share Option Plan for selected executives, managers and other selected employees outside North America and Fisher & Paykel Healthcare

(North American) Share Option Plan for selected executives, managers and other selected employees working in North America. Under the Plans, the board of directors has discretion, subject to limitations set forth in the New Zealand Stock Exchange listing rules, to make grants of options to plan participants to purchase ordinary shares at an exercise price per share equal to the fair market value of a share on or around the date of option grant.

Options granted pursuant to the Plans become exercisable in three equal annual instalments commencing no earlier than the second anniversary of the grant date and all unexercised options expire on the fifth anniversary of the grant date. Options also become exercisable if a person, or a group of persons acting in concert, acquires more than half of our outstanding ordinary shares. On leaving employment due to death, serious illness, accident, permanent disablement, redundancy or other circumstances as determined by our board, the participant or, if applicable, the participant's executor, will have one month to exercise all outstanding options. On a termination of employment for any other reason all outstanding vested and unvested options will lapse.

In November 2001 an initial grant of options was made shortly prior to the reorganization to selected employees. The per share exercise price of these options initially granted was an amount determined by the Board to be equal to the New Zealand dollar per share equivalent of the initial public offering price of the ADSs. Under the initial grant, options to purchase ordinary shares pursuant to the stock option plan were granted as follows:

NAME                                   ORDINARY SHARES             EXERCISE PRICE               EXPIRY DATE
                                     UNDERLYING OPTIONS
----                                 ------------------            --------------               -----------
Michael G Daniell                           250,000                    NZ$10.65               November 2006
Lewis G Gradon                              175,000                    NZ$10.65               November 2006
Paul N Shearer                              175,000                    NZ$10.65               November 2006
Antony G Barclay                             60,000                    NZ$10.65               November 2006
                                            -------
    Total                                   660,000
                                            =======

The number of ordinary shares subject to the initial grant of options, together with the number of ordinary shares initially allocated to the employee share purchase plans established as part of the reorganization, was 1,534,500 options, and 62,196 shares, respectively. No further options or shares were granted or issued to employees in the fiscal year ended March 31, 2002.

Share Ownership

As at June 5, 2002 Directors and Senior Management as a group beneficially owned 3,594,944 shares in the Company representing approximately 3.5% of the shares outstanding. As at the same date each of the members of Senior Management beneficially owned less than one percent of the shares and Directors beneficially owned shares in the Company as follows:

DIRECTORS & SENIOR MANAGEMENT                BENEFICIAL OWNERSHIP AS OF JUNE 5, 2002
                                                              Number   Percentage
Antony G Barclay                                               3,032          *
Adrienne E Clarke                                              7,000          *
Michael G Daniell (1)                                         31,740          *
Nigel T Evans (2)                                            711,067          *
W Lindsay Gillanders (3)                                     339,670          *
Lewis Gradon                                                  17,488          *
Colin J Maiden (4)                                         1,634,173        1.6
Gary A Paykel (5)                                            794,362          *
Paul N Shearer                                                31,412          *
P Michael Smith                                               25,000          *

*    Owns less than one percent of the outstanding ordinary shares.

(1)  Includes 3,432 shares held jointly by Mr. Daniell with his spouse.

(2) Includes 708,483 shares held jointly as a trustee of the Woolf Fisher Trust. Mr. Evans disclaims beneficial ownership of those shares. Also includes 1,584 shares held jointly by Mr. Evans with his spouse.

(3) Includes 256,787 shares held jointly as a trustee of the Fisher & Paykel Healthcare Corporation New Zealand Employee Share Purchase Plan. Mr. Gillanders disclaims beneficial ownership of those shares. Also includes 1,368 shares jointly held as a trustee of a family trust under which Mr. Gillanders is also a beneficiary.

(4) Includes 1,623,314 shares held jointly as a trustee of the Fisher & Paykel Healthcare Corporation New Zealand Executive Share Purchase Plan. Sir Colin Maiden disclaims beneficial ownership of those shares. Also includes 8,219 shares jointly held as a trustee of a family trust under which Sir Colin Maiden is also a beneficiary. Also includes 2,640 shares held jointly by Sir Colin Maiden with his spouse.

(5) Includes 256,787 shares held jointly as a trustee of the Fisher & Paykel Healthcare Corporation New Zealand Employee Share Purchase Plan and 33,048 shares held jointly as a trustee of various family trusts. Mr. Paykel disclaims beneficial ownership of those shares. Also includes 372,009 shares jointly held as a trustee of a family trust under which Mr. Paykel is also beneficiary.

EMPLOYEE SHARE PURCHASE PLANS

Employee Share Plans Prior to the Reorganization. Fisher & Paykel Industries Limited maintained three share purchase plans for employees prior to the reorganization. Following the reorganization employees of both the Company and Fisher & Paykel Appliances continue to participate in the plans. However, no further shares will be issued under these plans. Under each of the plans the trustees subscribed for shares in Fisher & Paykel Industries Limited on behalf of participants and held these shares on trust for a specified period. As part of the reorganization, the shares were converted into a holding of our ordinary shares and Fisher & Paykel Appliances shares in the same ratio as Fisher & Paykel Industries shares held outside the plans. The shares continue to be held subject to the terms of the applicable plan. The plans are as follows:

New Zealand Employee Share Purchase Plan. Under the trust deed for the New Zealand employee share purchase plan, dated as of October 15, 1979, full-time New Zealand employees of the Fisher & Paykel group were eligible to purchase ordinary shares of Fisher & Paykel Industries at a discount to market value. Eligible employees received interest-free loans to cover the purchase price of the ordinary shares for which they subscribed. The loans are repaid through periodic deductions from salary. The plan is administered by trustees, who hold the shares on trust for each employee participant. The participating employee's entitlement to the shares vests three years from the date of acquisition by the trustees. Employee participants are not permitted to transfer their shares to third parties while they are held on trust. Dividends are paid to employees in respect of the shares held under the plan.

Once vested, or before vesting, if a participant ceases employment due to death, accident, sickness, redundancy or retirement, an employee participant may elect to transfer the shares into his or her own name, after which they will be freely transferable, or for the trustees to repurchase the ordinary shares at the lesser of market price and the original purchase price. Participants who leave employment for any other reason before the shares vest must sell their shares back to the trustees at the lesser of market price and the original purchase price. All participants must repay any outstanding loans before having their shares released or any payment made to them.

Australian Employee Share Purchase Plan. The plan has substantially similar terms to the New Zealand plan, except that ordinary shares of employee participants who cease to be employed by the Fisher & Paykel group in certain circumstances will remain in the plan for the remainder of the vesting period, after which the participant may have the shares transferred to his or her own name or have the shares sold by the trustees.

Executive Share Purchase Plan. Executive employees and executive directors of the Fisher & Paykel group companies were eligible to participate in an executive share purchase plan, established by trust deed dated December 2, 1983, under which eligible participants received interest-bearing loans to acquire ordinary shares of Fisher & Paykel Industries. Under the terms of the plan, the shares were purchased at a discount to the market value. The participants' shares are held in trust by trustees, and ownership generally vests in the employee participant eight years from March 31 following purchase. The terms of the plan relating to the effect of a participant ceasing to be employed by the Fisher & Paykel group before the ordinary shares vest are substantially the same as the New Zealand employee share purchase plan. Dividends paid in respect of ordinary shares purchased under the scheme may be paid to the participant or applied in repayment of the loan, at the election of the trustees administering the plan.

Employee Share Plans Following the Reorganization

We have established the following new share purchase plans for employees:

2001 Employee Stock Purchase Plan (IRC Section 423 Plan). Under this plan, United States employees have the opportunity to purchase our ordinary shares or ADSs at a discount through the use of payroll deductions over specified periods of time. The plan is intended to comply with the requirements of and to provide participants with tax benefits pursuant to Section 423 of the Internal Revenue Code. The Employee Stock Purchase Plan is administered by our board of directors. The board of directors may make rules and regulations and establish procedures for the administration of the employee stock purchase plan, as it deems appropriate. At the discretion of the board of directors, we have offered and expect to offer in the future each eligible employee the opportunity to purchase our ordinary shares through regular payroll deductions using the employee's after tax pay. Under the employee stock purchase plan, the fair market value of the ordinary shares that may be purchased by any employee during the calendar year may not exceed $25,000. Participating employees are able to purchase ordinary shares at a purchase price equal to the lesser of:

-    85% of the fair market value of an ordinary share on the offering date; and

- 85% of the fair market value of an ordinary share on the applicable purchase date.

The right to purchase ordinary shares granted to a participant under the employee stock purchase plan is transferable only by will or the laws of descent and distribution, and is exercisable during the participant's lifetime only by the participant.

2001 Universal Share Purchase Plans in New Zealand and Australia. The plans are available to all employees in New Zealand and Australia. These plans are substantially similar to the New Zealand employee share purchase plan and Australian employee share purchase plan, prior to the reorganization.

EMPLOYEES

As of March 31, 2002, we employed approximately 725 people worldwide, including approximately 265 in manufacturing, 120 in research, development and engineering, 130 in sales and marketing and 210 in management, administration and operations. As of March 31, 2001 and March 31, 2000, we employed approximately 620 and 525 people, respectively. Substantially all of our employees are employed on a full-time basis. As of March 31, 2002 we had approximately 561 employees located in New Zealand, 58 in North America, 34 in Australia, 29 in Germany and Austria, 24 in the United Kingdom and Ireland and 19 in France, Belgium and the Netherlands. As of March 31, 2002, approximately 280 of our employees were represented by a labor union and were covered by a collective bargaining agreement which expires each year in July. We believe that relations with our employees are good.

Item 7. Major Shareholders and Related Party Transactions


MAJOR SHAREHOLDERS

As at June 5, 2002, there were 102,347,107 ordinary shares outstanding. At the same date there were 274 record holders in the United States holding ADSs which represent 0.595% of our ordinary shares. At the same date there were 34 record holders in the United States holding 0.061% of the ordinary shares.

According to information publicly available to the Company via notices under the New Zealand Securities Amendment Act 1988 ("Notices") the beneficial owners of 5% or more of the ordinary shares, as at June 5, 2002 were as follows:

OWNER                                                             NUMBER OWNED           % OF CLASS
Fisher & Paykel Appliances Holdings Ltd (1)                        19,816,480              19.36
LFG Holdings Pty Ltd                                                8,226,431               8.04
Caledonia Investments Limited and associated entities               5,122,351               5.00

(1)  Acquired shares as part of the reorganization.

Major shareholders have the same voting rights as other shareholders.

RELATED PARTY TRANSACTIONS

See Item 10. "Additional Information - Material Contracts".

Item 8.  Financial Information


CONSOLIDATED FINANCIAL STATEMENTS


See Item 18.

LEGAL PROCEEDINGS

We are, from time to time, a party to litigation that arises in the normal course of our business operations, including product liability claims. We are not presently a party to any litigation that we believe would reasonably be expected to have a material adverse effect on our business.

DIVIDENDS

The Company paid a fully imputed dividend of NZ 25 cents per ordinary share in June 2002. The dividend for the year ended March 31, 2002 was NZ 70 cents per ordinary share. This included a special dividend of NZ 25 cents per ordinary share.

The Company's current dividend policy is to distribute approximately 60% of our profit from continuing operations after taxation as dividends to holders of our ordinary shares and the ADSs in June and November of each year. The payment and amount of any future dividends will be at the discretion of our board after taking into account various factors the board deems relevant. These factors may include our financial condition, operating results, current and anticipated cash needs, plans for expansion and debt covenants. Under New Zealand law, we are not required to obtain shareholder approval for the declaration or payment of dividends. The distribution of dividends is subject to satisfaction of various requirements applicable under New Zealand law, including a solvency test.

After adjustment for the number of ordinary shares represented by each ADS, holders of ADSs receive the same dividends as holders of our ordinary shares, less any fees and expenses payable under the deposit agreement. We pay cash dividends on our ordinary shares in New Zealand dollars. The depositary converts cash dividends into U.S. dollars before making payments to holders of ADSs. Any cash dividends payable to holders of ADSs who are non-residents of New Zealand will generally be subject to New Zealand statutory withholding taxes. Imputation credits that attach to dividends that may be used by New Zealand resident holders of our ordinary shares to offset income tax liability with respect to those dividends cannot be used by holders of ADSs who are non-residents of New Zealand to offset against that withholding tax liability. We generally expect to pay supplementary dividends to holders of ADSs who are non-residents of New Zealand pursuant to the New Zealand foreign investor tax credit regime to reduce or eliminate the economic impact of the New Zealand statutory withholding taxes.


Item 9. The Offer and Listing

Our ordinary shares are listed and traded on the New Zealand Stock Exchange and our American Depositary Shares, or ADSs, each representing four ordinary shares, are listed and traded on the Nasdaq National Market. The ADSs commenced trading on November 13, 2001 in connection with the reorganization, which included a public offering in the United States of the ADSs. The trading prices for our ordinary shares prior to the reorganization on November 13, 2001, reflect the combined operations of Fisher & Paykel Industries, including the home appliances and finance businesses spun-off to shareholders in connection with the reorganization.

The following table sets forth for the periods indicated the high and low closing prices, in New Zealand dollars, of the ordinary shares on the New Zealand Stock Exchange and the high and low closing prices, in U.S. dollars, of the ADSs on the Nasdaq National Market.

                                                  Ordinary Shares              ADSs
                                                 New Zealand Stock    Nasdaq National Market
                                                     Exchange              US$ per ADS
                                                   NZ$ per share
                                                  High       Low        High        Low
March 2002 .................................     $10.75     $ 9.15     $18.05     $16.22
February 2002 ..............................     $14.95     $10.29     $24.85     $17.43
January 2002 ...............................     $16.90     $14.75     $28.55     $24.85
December 2001 ..............................     $18.07     $16.00     $29.13     $26.65
November 13, 2001 - November 30, 2001 ......     $18.60     $14.50     $30.19     $22.95
November 13, 2001 - March 31, 2002
    November 13, 2001 - December 31, 2001 ..     $18.75     $13.85     $30.19     $22.95
    January 1, 2002 - March 31, 2002 .......     $16.90     $ 9.15     $28.55     $16.22
April 1, 2001 - November 12, 2001
    April 1, 2001 - June 30, 2001 ..........     $11.80     $ 7.95        N/A        N/A
    July 1, 2001 - September 30, 2001 ......     $14.52     $11.80        N/A        N/A
    October 1, 2001 - November 12, 2001 ....     $15.10     $12.50        N/A        N/A
April 1, 2000 - March 31, 2001
    April 1, 2000 - June 30, 2000 ..........     $ 6.89     $ 6.00        N/A        N/A
    July 1, 2000 - September 30, 2000 ......     $ 7.55     $ 6.60        N/A        N/A
    October 1, 2000 - December 31, 2000 ....     $ 8.26     $ 6.95        N/A        N/A
    January 1, 2001 - March, 31, 2001 ......     $ 8.75     $ 7.80        N/A        N/A
Fiscal year ended March 31,
2000 .......................................     $ 7.40     $ 5.49        N/A        N/A
1999 .......................................     $ 7.50     $ 4.80        N/A        N/A
1998 .......................................     $ 5.75     $ 4.85        N/A        N/A


MARKETS

The principal listing of our ordinary shares is on the New Zealand Stock Exchange. Our ordinary shares are also listed on the Australian Stock Exchange. The ADSs trade on the Nasdaq National Market.

Item 10.  Additional Information


CONSTITUTION


Objects

The Company is registered with the New Zealand Companies Office under the registration number AK 51516. Our constitution does not restrict our capacity, rights, powers or privileges nor does it contain objects or purposes.

Our constitution, in conjunction with the Companies Act 1993 and the New Zealand Stock Exchange, or NZSE, listing rules, governs our administration and operation, including the method of appointment, powers and duties of directors, the rights and obligations of shareholders and other procedural matters such as the convening and conduct of shareholder meetings, the issue of new shares and the transfer of existing shares.

The Company is a company with limited liability, meaning that each shareholder's liability to third parties for its debts is equal to the amount, if any, unpaid on the shares held by that shareholder.

For so long as we are listed on the NZSE, we must comply with the NZSE listing rules as in effect from time to time, subject to any exemption or waiver granted by the NZSE. If we fail to comply with the NZSE listing rules, we may be delisted or be subject to enforcement action by the NZSE or by our shareholders. We may obtain NZSE waivers authorizing any act or omission which would otherwise contravene the NZSE listing rules, except in instances where our constitution provides otherwise.

DIRECTORS

Interested directors' voting powers

As soon as a director becomes aware that he or she is interested in a transaction, that director must enter in the interests register, and disclose to the Board, the nature and monetary value (or, if the monetary value cannot be quantified, the extent) of his or her interest.

A general notice entered into the interests register or disclosed to the Board to the effect that a director is a shareholder, director, officer, or trustee of another named company or other person and is to be regarded as interested in any transaction which may, after such disclosure, be entered into with that company or person, is sufficient disclosure of that transaction.

A director is interested in a transaction if, and only if, the director:

(a) is a party to, or will or may derive a material financial benefit from, the transaction;

(b)  has a material financial interest in another party to the transaction;

(c) is a director, officer or trustee of another party to, or a person who will or may derive a material financial benefit from, the transaction, not being a wholly owned subsidiary of the company.

(d) is the present, child or spouse of another party to, or a person who will or may derive a material financial benefit from, the transaction; or

(e) is otherwise directly or indirectly materially interested in the transaction.

Any failure by a director to disclose his/her interests in a transaction does not affect the validity of a transaction entered into by the Company or the director (although the avoidance rules in the Companies Act 1993 would apply).

REMUNERATION

The Board may not authorize payment of remuneration by the Company to directors in their capacity as directors without shareholder approval (by ordinary resolution).

The Company's constitution allows the Board to authorize, without shareholder approval:

(a)  remuneration of managing directors in their capacity as executives;

(b) payments to directors of reasonable travelling, accommodation and other expenses incurred in relation to the Company's management;

(c) subject to any applicable restrictions in the NZSE Listing Rules, any remuneration for work not in the capacity of a director and special payments to directors undertaking additional work not expected of other directors (normal board procedures apply in these situations that is, an interested director cannot vote as described above), provided the Board is satisfied that such remuneration is fair to the Company.

The Company may also make a payment to a director or former director, or his or her dependants, by way of a lump sum or pension, upon or in connection with the retirement or cessation of office of that director, only if:

(a) the total amount of the payment (or the base of the pension) does not exceed the total remuneration of the director in his or her capacity as a director in any three years chosen by the Company; or

(b)  the payment is authorized by an ordinary resolution of shareholders.

If the shareholders approve by ordinary resolution sums to be paid to the directors for their services as directors, that approval applies to the year for which that determination is passed and to all subsequent years until the shareholders in a meeting by ordinary resolution alter that approval.

Any authorisation of director's remuneration must express the remuneration as either:

(a)  a monetary sum per annum payable to all directors taken together; or

(b) a monetary sum per annum payable to any person who from time to time holds office as a director.

If the remuneration is authorized as a payment to all directors taken together the remuneration must be divided in such proportions and in such manner as the Board may determine.

Upon shareholder authorisation of a director's remuneration, the Board must ensure that the details of the remuneration are entered into the interests register, that the directors certify that the remuneration is fair to the Company and that they state the grounds for that option.

The Company may, with the prior approval of the Board, indemnify a director or an employee of the company or a related company:

(a) for the costs incurred by him or her in any proceeding that relates to liability for any act or omission by him or her in such capacity and in which judgement is given in his or her favor, or which he or she is acquitted, or which is discontinued; and

(b) in respect of liability to any person other than the Company or a related company for any act or omission by him or her in such capacity, or costs incurred by him or her in defending or settling any claim or proceeding relating to any such liability.

No such indemnity shall apply in respect of:

(a)  any criminal liability;

(b) in the case of an employee of the Company or a related company, any liability in respect of a breach of any fiduciary duty owed by the Company or a related company; or

(c) in the case of a director of the Company or of a related company, any liability in respect of a breach of duty to act in good faith and in what the director believes to be the best interests of the Company.

BORROWING

The Directors have all the powers necessary for managing our business and affairs, including the power to borrow. There are no restrictions in our constitution specifically limiting the power to borrow. However there is a requirement for shareholder approval of all major transactions and material transactions with related parties.


NUMBER OF SHARES REQUIRED TO BE A DIRECTOR

There is no requirement in our constitution for directors to hold the Company's shares.

SHARES

Distribution and Dividends

Under the Companies Act, a "distribution" is any money or property, other than our own shares, that is directly or indirectly transferred to or for the benefit of a shareholder, or a debt that is incurred by us to or for the benefit of a shareholder, in each case in relation to shares held by the shareholder. The term "distribution" includes a dividend.

Our board may authorize distributions to shareholders from time to time provided it is satisfied on reasonable grounds that we will immediately after the distribution be able to pay our debts as they become due in the normal course of business, and the value of our assets is greater than the value of our liabilities, including any contingent liabilities. Under New Zealand law, this is known as the solvency test. We are not required to obtain shareholder approval for the declaration or payment of any distribution.

Our board may not differentiate between shareholders in a class in respect of the payment or amount of a dividend unless it reflects differing liabilities of those shareholders to us or the distribution is a supplementary dividend to non-resident shareholders who qualify for the supplementary dividend provided for under the New Zealand Income Tax Act 1994. We will calculate the amount of any supplementary dividend in accordance with the applicable provisions of the Income Tax Act 1994.

Only shareholders who are included on our share register on the record date set by our board for the relevant distribution will be eligible to receive that distribution.

Under our constitution, we may invest unclaimed distributions for our benefit. Title to unclaimed distributions passes to us after five years, although any shareholder presenting proper evidence of entitlement to a forfeited distribution may have the forfeiture annulled at any time provided we pass the solvency test.

See "Dividends" for a discussion of the circumstances under which we expect to pay dividends.

Distributions to ADR holders. The Company has established an ADR facility to provide for the deposit of shares, and the creation of ADSs representing the deposited securities and for the execution and delivery of ADRs evidencing such ADSs. The Company and JP Morgan Chase Bank (as depositary) are parties to the Deposit Agreement dated as of November 10, 2001 in relation to such facility.

We may make various types of distributions with respect to our securities. The depositary has agreed to pay to you the cash dividends it or the custodian receives on ordinary shares. It has also agreed to pay you any other distribution it or the custodian receives on ordinary shares or other deposited securities, after deducting its expenses. You will receive these distributions in proportion to the number of underlying ordinary shares that your ADSs represent.

Except as stated below, to the extent the depositary is legally permitted it will deliver any distributions to ADR holders in proportion to their interests in the following manner:

Cash. The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof, to the extent applicable, on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) the distribution being impermissible or impracticable with respect to certain registered holders, and (iii) deduction of the depositary's expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by any means as the depositary may determine to the extent that it determines that the transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for the conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

Ordinary shares. In the case of a distribution in ordinary shares, the depositary will issue additional ADRs to evidence the number of ADSs representing those ordinary shares. Only whole ADSs will be issued. Any ordinary shares which would result in fractional ADSs will be sold and the net proceeds will be distributed to the ADR holders entitled to the ordinary shares.

Rights to receive additional ordinary shares. In the case of a distribution of rights to subscribe for additional ordinary shares or other rights, if we provide satisfactory evidence that the depositary may lawfully distribute the rights, the depositary may arrange for ADR holders to instruct the depositary as to the exercise of the rights. However, if we do not furnish satisfactory evidence or if the depositary determines it is not practical to distribute such rights, the depositary may:

-    sell the rights if practicable and distribute the net proceeds as cash; or

-    allow the rights to lapse, in which case ADR holders will receive nothing.

We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

Other Distributions. In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute the securities or property in any manner it deems equitable and practicable, (ii) to the extent the depositary deems distribution of the securities or property not to be equitable and practicable, sell the securities or property and distribute any net proceeds in the same way it distributes cash, or (iii) hold the distributed property in which case the ADSs will also represent the distributed property.

Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability for interest and added to future cash distributions.

The depositary may choose any practical method of distribution for any specific ADR holder, including the distribution of foreign currency, securities or property, or it may retain foreign currency, securities or property, without paying interest on or investing them, on behalf of the ADR holder as deposited securities.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders.

We cannot assure you that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, ordinary shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.

VOTING RIGHTS

At shareholder meetings, each shareholder may vote on resolutions by a show of hands or, at the chairperson's discretion, by voice, unless a poll is duly demanded. Each shareholder who is present in person or by proxy, attorney or representative has one vote on a show of hands and one vote for each fully paid share held on a poll. A poll may be called by:

-    the chairperson of the meeting;

-    not less than five shareholders entitled to vote at the meeting;

- one or more shareholders having the right to exercise not less than 10% of the total votes entitled to be exercised on the business to be transacted at the meeting; and

- one or more shareholders holding shares conferring the right to vote at the meeting which are paid up to an aggregate amount of not less than 10% of the total amount paid up on all shares conferring the right to vote at the meeting.

Under the deposit agreement, the chairperson of a shareholders' meeting is required to call a poll upon the request of the depositary for the ADRs. The depositary has agreed, for the benefit of the ADR holders, to request that a poll be called on all resolutions other than those dealing with procedural or administrative matters. However, we cannot assure you that the depositary will be able to enforce its right to call a poll, either directly or through a request to the chairperson of the meeting, if the depositary represents holders of ADRs with the right to exercise less than 10% of the total votes entitled to be exercised on the business to be transacted at the meeting.

Under the Companies Act, the affirmative vote of shareholders holding not less than a majority of the votes entitled to vote and voting is required to approve an ordinary resolution and the affirmative vote of not less than 75% of the votes entitled to vote and voting is required to approve a special resolution. The election and removal of directors, some issuances of new shares, the appointment of auditors and other general matters must be approved by ordinary resolution. Amendments to our constitution, any transaction involving us acquiring or disposing of assets or incurring liabilities, the value of which is more than half the value of our assets prior to the transaction, our amalgamation with another company outside our group and our voluntary liquidation must be approved by special resolution.

The NZSE listing rules may prohibit a shareholder from voting in favor of resolutions regarding non-pro rata issues of shares to, or buybacks of shares from, or transactions with or benefiting, the shareholder or an associated person of that shareholder. They also may prohibit a shareholder who is a director or associated person of a company in the Healthcare from voting in circumstances where they may receive greater benefit than other shareholders if the resolution is approved.

ADRs Voting Rights Upon receipt of a notice of any meeting of shareholders, the depositary will, as soon as practicable fix a record date to determine the ADR holders entitled to give instructions for the exercise of voting rights at that meeting. The depositary is required to mail to ADR holders a notice of meeting provided the Company shall have requested the depositary to do so in writing in a timely manner.

The holders of ADRs at the close of business on the date specified by the depositary in such notice are entitled under the Deposit Agreement, subject to any applicable provisions of New Zealand law and of the Company's constitution, to instruct the depositary as to the exercise of the voting rights pertaining to the shares represented by the ADR holder's ADSs and to demand a poll. The depositary has agreed that it will endeavour, insofar as practicable, to vote the shares so represented in accordance with such instructions. The depositary has agreed not to vote the shares so represented unless it has received instructions from the relevant ADR holder. The depositary will not, and the owners of ADRs are not entitled to, vote by voice or on a show of hands. If the depositary receives voting instructions which are signed but which have not been completed to instruct voting for or against a particular item, the depositary will deem the holder to have instructed the depositary to vote in favor of the particular resolution.

The depositary will only demand a poll if specifically instructed by at least five ADR holders or by holders of ADRs evidencing ADSs which:

(a) represent not less than 10% of the total voting rights capable of being cast at such meeting; or

(b) which confer a right to vote at such meeting and on which the aggregate sum paid to the Company represents not less than 10% of the total sum paid to the Company on all shares which confer a right to vote at such meeting.

The Deposit Agreement does not provide ADR holders the right to cause the depositary to request a meeting of shareholders.

There is no guarantee that ADR holders will receive voting materials in time to instruct the depositary to vote and it is possible that persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

SHARE IN THE COMPANY'S PROFITS

Our constitution does not provide shareholders with any additional rights to share in the Company's profits other than the right to dividends as described above (see "Distribution and Dividends") and the right to share in the distribution of the Company's surplus assets as described below (see "Liquidation Rights").

LIQUIDATION RIGHTS

If we are liquidated, our assets will first be applied to satisfy our liabilities. After payment of liabilities, and after provision for any shares having a preference on liquidation, each shareholder will receive a portion of the remaining assets in proportion to the number of shares held by it, and the amount paid up on any shares that are not fully paid-up on issuance.

TERMINATION AND DEPOSIT AGREEMENT

The depositary may terminate the deposit agreement by giving the ADR holders at least sixty days prior notice, and it must do so at our request. The deposit agreement will be terminated on the removal of the depositary for any reason. After termination, the depositary's only responsibility will be (i) to deliver deposited securities to ADR holders who surrender their ADRs, and (ii) to hold or sell distributions received on deposited securities. As soon as practicable after the expiration of six months from the termination date, the depositary will sell the deposited securities which remain and hold the net proceeds of the sales, without liability for interest, in trust for the ADR holders who have not yet surrendered their ADRs. After making this sale, the depositary shall have no obligations except to account for the proceeds of the sale and other cash. The depositary will not be required to invest the proceeds or pay interest on them.

SINKING FUND PROVISIONS

Not applicable.

CAPITAL INCREASES

Our constitution and the NZSE listing rules limit the issuance of new shares. Our board may issue additional shares with shareholder approval by ordinary resolution of each class of securities whose rights could be affected by the new issuance. Our board may also issue new shares without shareholder approval:

- to existing shareholders in proportion to the number of shares already held by them;

- to unrelated parties, provided the number of shares issued does not exceed in any 12 month period 10% of the total number of securities of the relevant class outstanding; and

- to employees who are not directors or their associates, provided the number of shares issued does not exceed in any 12 month period 2%, or in any 5 year period 5%, of the total number of securities of the relevant class outstanding.

Before issuing any shares the board must resolve that in its opinion the terms of the issuance are fair and reasonable to us and to all existing shareholders. If we issue shares other than for cash, the board must resolve that in its opinion the cash value of the consideration provided is not less than the amount to be credited for the issue of the shares.

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days notice of any amendment that imposes or increases any fees or charges, other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses, or affects any substantial existing right of ADR holders. If an ADR holder continues to hold an ADR or ADRs after being so notified, that ADR holder is deemed to agree to the amendment. Notwithstanding the foregoing, an amendment can become effective before notice is given if this is necessary to ensure compliance with a new law, rule or regulation.

No amendment will impair the right of ADR holders to surrender their ADSs and receive the underlying securities. If a governmental body adopts new laws or rules which require the deposit agreement or the ADSs to be amended, we and the depositary may make the necessary amendments, which could take effect before ADR holders receive notice of the amendments.

SHAREHOLDER MEETINGS

We are required to hold an annual meeting of our shareholders in each calendar year not later than six months after our fiscal year end, which is March 31, and within 15 months of the date of the preceding annual meeting. We are required to send a notice of annual meeting to our shareholders at least 10 business days before the meeting, and a copy of our annual report at least 20 business days before the meeting. Our annual report must include information required by the Companies Act 1993 and the NZSE listing rules, including our statutory consolidated financial statements and a report by our board on any changes in our business which would have a material impact on the state of affairs of us and our subsidiaries as a group.

Our board may convene a special meeting of shareholders at any time. Our board must convene a special meeting of shareholders upon receipt of a written request from shareholders who hold shares representing not less than 5% of the voting rights entitled to be exercised in respect of the matter for which the meeting is called. We are required to send a notice of a special meeting to our shareholders at least 10 business days before the meeting.

The quorum for a meeting of shareholders is six or more shareholders present in person or by proxy, attorney or representative. The quorum for an interest group meeting is members of the interest group holding 5% or more of the total number of securities held by all members of that group having the right to vote at the meeting. An "interest group" is a group of shareholders, who may hold securities of the same or different classes, whose affected rights are identical and whose rights are affected by an action or proposal in the same way.

If a quorum is not present within 30 minutes of the time appointed for the meeting, the meeting, if called at the request of shareholders, is dissolved, or, if called at the request of the board, is adjourned to the same time and place in the next week or any other date, time and place chosen by the directors. If in any adjourned meeting a quorum is not present within 30 minutes of the time appointed for the meeting, those shareholders present will constitute a quorum.

RECORD DATES

The depositary may fix record dates for the determination of the ADR holders who will be entitled:

-    to receive a dividend, distribution or rights, or

- to give instructions for the exercise of voting rights at a meeting of holders of ordinary shares or other deposited securities,

all subject to the provisions of the deposit agreement.

TAKEOVER PROVISIONS

A person who holds or controls 90% or more of the voting rights in a company to which the New Zealand Takeovers Code, which came into effect on July 1, 2001 applies may increase their holding without restriction in accordance with the provisions of the Takeovers Code. Compliance options by which a person may otherwise increase their holdings include:

- an offer for all the voting securities of the target company, extended to all holders of equity securities, whether voting or non-voting;

- a partial offer extended to all holders of voting securities in the target company for a specific percentage of each holder's securities which will result in the person holding more than 50% of the voting rights;

- a specific purchase or issue of equity securities approved by the shareholders of the target company in a shareholders meeting where interested parties cannot vote on the resolution to approve the purchase or issue; and

- where a person holds or controls more than 50% but less than 90% of the voting rights in the target company, an increase in their holding by up to 5% of the total voting rights in the target company in any twelve month period.

An offer must be made on the same terms and offer the same consideration for all securities in a class and contain the information prescribed by the Takeovers Code. Where a person holds or controls less than 50% of the voting rights in the target company, the offer must be conditional on the person obtaining acceptances which will bring the person's total holding to more than 50%.

LIMITATION ON FOREIGN OWNERSHIP

Any person or entity not a New Zealand citizen and not ordinarily a resident of or not incorporated in New Zealand, or owned 25% or more by a non-New Zealand person or entity, must comply with New Zealand's Overseas Investment Regulations. Under these regulations, an overseas person must obtain the consent of the Overseas Investment Commission if that person's holding would beneficially entitle that person to an interest in 25% or more of our ordinary shares or the ability to appoint 25% or more of our directors. These restrictions apply to nominees of our shareholders as well.

In addition, under New Zealand law, persons who hold a relevant interest in 5% or more of our voting securities, whether or not a resident of New Zealand, must notify, and report subsequent changes in, their interests in writing to us and to the NZSE.

DISCLOSURE OF SHAREHOLDER OWNERSHIP

Under the Securities Amendment Act 1988 (New Zealand), persons who hold relevant interests in 5% or more of the Company's voting securities (including persons who hold such an interest through the holding of ADRs) are required to notify and report their interests and changes of 1% in their notified holdings or of the nature of their holdings in writing to the Company and the NZSE in a prescribed form. Such disclosures must be made as soon as the person knows or ought to know that the person holds those interests.

A relevant interest includes:

(a)  beneficial ownership;

(b)  the power to exercise any right to vote attached to voting securities;

(c) the power to control the exercise of any right to vote attached to the voting security;

(d)  the power to acquire or dispose of the voting security;

(e)  the power to control the acquisition or disposition of the voting security;
     or

(f) where, under, or by virtue of, any trust, agreement, arrangement, or understanding relating to the voting security (whether or not that person is a party to it) the person:

     i. may at any time have the power to exercise any right to vote attached to the voting securities;

     ii. may at any time have the power to control the exercise of any right to vote attached to the voting securities;

     iii. may at any time have the power to acquire, or dispose of, the voting security; or

     iv. may at any time have the power to control the acquisition or disposition of the voting security by another person.

Where a person has a relevant interest in the voting security by virtue of the above and:

(a) that person or its directors are accustomed or under an obligation, whether legally enforceable or not, to act in accordance with the directors, instructions or wishes of any other person in relation to:

     i.   the exercise of the right to vote attached to the voting security;

     ii. the control of the exercise of any right to vote attached to the voting securities;

     iii. the acquisition or disposition of the voting security; or

     iv. the exercise of the power to control the acquisition or disposition of the voting security by another person;

(b) another person has the power to exercise the right to vote attached to 20% or more of the voting securities of that person;

(c) another person has the power to control the exercise of the right to vote attached to 20% or more of the voting securities of that person;

(d) another person has the power to acquire or dispose of 20% or more of the voting securities of that person; or

(e) another person has the power to control the acquisition or disposition of 20% or more of the voting securities of that person, that other person also has a relevant interest in the voting securities.


A body corporate or other body has a relevant interest in a voting security in which another body corporate that is related to that body corporate or other body has a relevant interest.

A person who has, or may have, a power referred to above has a relevant interest in a voting security regardless of whether the power:

(a)  is expressed or implied;

(b)  is direct or indirect;

(c)  is legally enforceable or not;

(d)  is related to a particular voting security or not;

(e) is subject to restraint or restriction or is capable of being made subject to restraint or restriction;

(f)  is exercisable presently or in the future;

(g)  is exercisable only on the fulfilment of a condition; or

(h)  is exercisable alone or jointly with another person or persons.

A power exercisable jointly with another person or persons is deemed to be exercisable by either or any of those persons.

A reference to a power includes a reference to a power that arises from, or is capable of being exercised as a result of, a breach of any trust, agreement, arrangement or understanding, or any of them, whether or not it is legally enforceable.

There are specific exemptions available for persons:

(a) whose ordinary business consists of lending money or providing financial services;

(b) who are acting for another person in the ordinary course of business as a sharebroker, provided the person is a member of a stock exchange or has been approved by the Securities Commission;

(c) is acting as a representative at a particular the Company's shareholders' meeting;

(d)  is appointed to act as a proxy to vote at a the Company's meeting;

(e) is a trustee corporation or nominee company and acting in the ordinary course of business in that capacity and has been approved by the Securities Commission;

(f)  is a bare trustee of a trust;

(g) is required to comply because of certain relationships with another person who complies; or

(h) who has relevant interest solely because of being related to a person and that other person complies.

MATERIAL CONTRACTS

In connection with the reorganization, on August 23, 2001 our predecessor, Fisher & Paykel Industries entered into a separation arrangement agreement with Fisher & Paykel Appliances Holdings Limited (Fisher & Paykel Appliances). The separation arrangement agreement provided, among other things, that:

- any asset or liability held by us after the effective date of the reorganization that is properly attributable to the appliances or finance businesses, other than the borrowings we agreed to assume as part of the reorganization or any asset or liability held by Fisher & Paykel Appliances or its subsidiaries that is properly attributable to the healthcare business, is to be transferred and assigned or novated to Fisher & Paykel Appliances or us, as the case may be. Until the transfer and assignment or novation occurs, the asset or liability is to be held on behalf of, and with the appropriate accountability to and indemnification from, Fisher & Paykel Appliances or us, as appropriate;

- assets or liabilities for which no proper attribution can be determined will be attributed to each of Fisher & Paykel Appliances and us pro rata, in proportion to the respective values attributed to Fisher & Paykel Appliances and us as of the date of the separation arrangement agreement, unless we each agree to a different allocation;

- we and Fisher & Paykel Appliances have agreed to ongoing sharing and co-operation arrangements concerning matters including the use of the name "Fisher & Paykel," land owned by us to which Fisher & Paykel Appliances requires limited access, joint procurement, including insurance arrangements, the sharing of technological developments in prescribed circumstances, the use of the domain names "fisherpaykel.com" and "fisher&paykel.com," our continuing to administer loans under existing employee share schemes, two patents owned by Fisher & Paykel Appliances that we may use in our business, the retention of records and access to corporate information;

- we and Fisher & Paykel Appliances will use our best endeavors to distinguish our respective businesses from each other; and

- we indemnify Fisher & Paykel Appliances and its subsidiaries for all losses, damages, liabilities, claims, costs and expenses that may be incurred by it and any of its subsidiaries after the effective date of the reorganization relating to the healthcare business as carried on by Fisher & Paykel Industries prior to the effective date of the reorganization and by us after the effective date of the reorganization, and Fisher & Paykel Appliances will similarly indemnify us and our subsidiaries in relation to the operation of the appliances and finance businesses.


Any claims made against us that are properly attributable, in accordance with the separation arrangement agreement, to either the appliances or finance business would require us to exercise our rights under the separation arrangement agreement to obtain payment or indemnification from Fisher & Paykel Appliances. We are exposed to the risk that, in these circumstances, Fisher & Paykel Appliances cannot, or will not, make the required payment or indemnify us.

EXCHANGE CONTROLS

The NZ dollar is convertible into other currencies at freely floating rates and there are no New Zealand restrictions on the flow of New Zealand currency across borders. See "United States Federal Tax Considerations - Taxation of Dividends", for a description of taxation on dividend returns to shareholders.

TAXATION


UNITED STATES FEDERAL TAX CONSIDERATIONS

The following discussion describes the principal U.S. federal income tax consequences with respect to the purchase, ownership and disposition of the ADSs. The discussion is addressed to beneficial owners of ordinary shares represented by ADSs who hold those ADSs as capital assets and are U.S. holders. By U.S. holders, we mean holders who are either:

-    individual residents or citizens of the U.S.;

- corporations or other entities taxable as a corporation for federal income tax purposes organized under the laws of the U.S. or any political subdivision thereof; or

- trusts or estates that are not foreign trusts or estates for U.S. federal income tax purposes.

U.S. holders of ADSs should consult their own tax advisers with respect to the U.S. federal, state, local and foreign tax consequences of the purchase, ownership and disposition of ADSs that would apply in their particular tax situations.

This discussion of U.S. federal income tax laws is based on the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, existing and proposed Treasury regulations made under the Code and their judicial and administrative interpretations, as well as on the income tax treaty between the U.S. and New Zealand, which we refer to in this summary as the Treaty, all as in effect on the date of this prospectus and any of which may change, possibly retroactively. The discussion of U.S. federal income taxes is also partly based on representations of the depositary and on the assumption that the deposit agreement and any related agreement will be performed in accordance with their terms as well as on advice as to matters of New Zealand law.

This discussion does not consider the U.S. tax consequences to a person who is not a U.S. holder. This discussion does not address the laws of any state or locality within the U.S. or of any non-U.S. government. It does not address the tax consequences to special classes of U.S. holders that are subject to special rules including, among others:

-    dealers in securities;

-    insurance companies;

-    tax-exempt entities;

-    financial institutions;

-    traders in securities that elect to mark to market;

-    persons liable for the alternative minimum tax;

- persons owning, directly or indirectly, 10% or more of our voting equity shares;

- persons that hold their ADSs as part of a straddle, hedging or conversion transaction; or

-    persons whose functional currency is not the U.S. dollar.


For purposes of the Code, U.S. holders will be treated as the owners of the ordinary shares represented by ADSs.

Taxation of Dividends

The amount of any distribution paid on an ADS will be a dividend for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Subject to the discussion under "Passive Foreign Investment Company Considerations", to the extent that a distribution exceeds our earnings and profits, it will be treated as a non-taxable return of capital to the extent of the holder's basis in those ordinary shares and thereafter as a capital gain. Dividends paid by us generally will be treated as foreign source income and will not be eligible for the dividends received deduction allowed to corporate shareholders under the U.S. federal income tax law.

The amount of any distribution will equal the fair market value in U.S. dollars of the NZ dollars paid as a distribution on the date received by J P Morgan Chase Bank, as depositary for the ADSs, based on the spot exchange rate on such date. Holders of ADSs will have a basis in any NZ dollars distributed, equal to the dollar value of NZ dollars received by the depositary for the ADSs. Any gain or loss recognized upon a subsequent disposition of NZ dollars will generally be U.S. source ordinary income or loss. If dividends paid in a foreign currency are converted into U.S. dollars the day the currency is received by the depositary, the U.S. holders generally should not be required to recognize foreign currency gain or loss in respect of dividend income.

To the extent that New Zealand withholding taxes deducted from dividend distributions made by us are effectively credited to us under the New Zealand Foreign Investor Tax Credit Regime (discussed below under "New Zealand Taxation
- Dividends"), the New Zealand withholding taxes will likely constitute a subsidy under the U.S. foreign tax credit regulations in which case the taxes would not be eligible to be claimed as a foreign tax credit for U.S. federal income tax purposes. To the extent, however, that such withholding taxes are not effectively credited to us (for example, because the underlying dividend is not paid with full imputation credits attached to it), such withholding taxes will be treated as a foreign tax that may, subject to complex limitations, be claimed as a foreign tax credit or as a deduction for U.S. federal income tax purposes. In such a case, the amount distributed will be deemed to include the related New Zealand withholding tax. Dividends, if any, distributed by us will generally be categorized as passive income or, in the case of some holders, as financial services income, for purposes of computing allowable foreign tax credits for U.S. tax purposes. The rules relating to the determination of the foreign tax credit are complex and holders of ADSs should consult their own tax advisors to determine whether and to what extent a credit would be available.

Taxation of Capital Gains

Subject to the discussion under "Passive Foreign Investment Company Considerations", gain or loss realized by a U.S. holder of ADSs on the sale or other disposition of ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between your basis in the ADSs and the amount realized on the disposition. Capital gain may, if realized by an individual U.S. holder, be taxable at preferential rates depending on the holding period for the ADSs. Any gain or loss will generally be income from U.S. sources.

Passive Foreign Investment Company Considerations

We believe that we will not be treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year, or for the foreseeable future. However, an actual determination of PFIC status is factual in nature and generally cannot be made until the close of the applicable taxable year. We will be a PFIC if either:

- 75% or more of our gross income in a taxable year is passive income, which includes dividends, interest, royalties, rents, annuities, and some types of gains; or

- the average percentage of the value of our assets that produce or are held for the production of passive income is at least 50%.


If we were classified as a PFIC, U.S. holders of ADSs would be subject to certain adverse U.S. tax consequences, including the application of special rules to certain extraordinary distributions, possible characterization of gain with respect to the ADSs as ordinary and the possible imposition of an interest charge on taxes that U.S. holders would be deemed to have deferred.

Holders of ADSs are urged to consult their own tax advisors concerning the potential application of the PFIC rules to your ownership and disposition of the ADSs.

United States Backup Withholding and Information Reporting

Payments in respect of the ADSs may be subject to information reporting to the IRS and to a U.S. backup withholding tax. Backup withholding will not apply, however, to a U.S. holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. Generally, a U.S. holder will provide such certification on Form W-9: Request for Taxpayer Identification Number and Certification.

NEW ZEALAND TAX CONSIDERATIONS

The following discussion is for general information only. Each holder of ADSs is strongly urged to consult with its own tax consultants to determine possible New Zealand tax consequences of a purchase of ADSs. For the purposes of this discussion, an "Eligible U.S. Holder" is a U.S. Holder that:

-    is a resident of the U.S. for purposes of the Treaty;

- does not maintain a permanent establishment or fixed base in New Zealand to which ADSs are attributable and through which the beneficial owner carries on or has carried on business or, in the case of an individual, performs or has performed independent personal services; and

- who is not otherwise ineligible for benefits under the Treaty with respect to income and gain derived in connection with the ADSs.

Dividends

Pursuant to the Treaty, Eligible U.S. Holders will be subject to a maximum New Zealand withholding tax of 15% of the gross amount of all cash dividends that we pay.

New Zealand operates a full "imputation system" of corporate taxation. Under the "imputation system,"

New Zealand tax that we pay gives rise to credits, known as imputation credits, which can be "attached" to our dividends and used by a shareholder which is treated as a resident for New Zealand tax purposes to offset that holder's New Zealand income tax liability on those dividends. An Eligible U.S. Holder and any non-New Zealand tax resident cannot directly credit these imputation credits against that holder's withholding tax liability. However, the financial impact of the New Zealand withholding tax on cash dividends can be reduced under New Zealand's foreign investor tax credit ("FITC") regime.

Under the FITC regime, if we pay a dividend to non-New Zealand tax resident holders with imputation credits attached, then we can also pay an additional dividend referred to as a "supplementary" dividend. This is funded by a tax credit that we receive. The amount of the supplementary dividend is based on the proportion of imputation credits attached to dividends paid to non-New Zealand tax resident holders. While we must still pay the non-resident withholding tax, the FITC effectively reduces our income tax liability. Provided that the cash dividend has imputation credits attached at the maximum rate allowed, the overall effect is that a non-New Zealand tax resident holder generally receives an after New Zealand tax cash dividend equating to the amount that would have been received if the withholding tax had not been imposed. To the extent imputation credits are attached at less than the maximum rate allowed, the level of supplementary dividend is reduced and thus the level of cash dividend is reduced.

Stock dividends, also known as "bonus issues" for New Zealand tax purposes, that we make will be categorized under New Zealand tax law as either taxable bonus issues or non-taxable bonus issues. Broadly, taxable bonus issues arise where we allow a shareholder to choose between the receipt of cash and the receipt of shares, where the shareholder takes the shares, or when we issue shares and elect to treat the issue as a taxable bonus issue. Taxable bonus issues are treated as non-cash dividends for New Zealand tax purposes. Taxable bonus issues, as well as most other non-cash dividends, made to an Eligible U.S. Holder or any other non-New Zealand tax resident holder are not subject to New Zealand withholding tax to the extent that imputation credits are attached at the maximum rate allowable. With respect to any unimputed portion of a taxable bonus issue, New Zealand withholding tax will be payable by us.

Share repurchases and cancellations by us are subject to a regime which treats the repurchase or cancellation amount as a dividend to the extent that it exceeds the amount of our available subscribed capital. Available subscribed capital is essentially the amount paid to us in respect of the issue of shares, less amounts of subscribed capital already returned to shareholders. If the amount paid on cancellation or redemption is less than the amount of our available subscribed capital, the payment is generally not treated as a dividend. However, in cases where shares are repurchased or redeemed other than via a recognized exchange and specified "dividend substitution or threshold" tests are not met, the entire repurchase price will be treated as a dividend. Where we repurchase shares via a recognized exchange, generally amounts received by shareholders are not dividends in the shareholders' hands. However, to the extent the payments exceed the available subscribed capital and any imputation credits we have at that time, we are effectively taxed on that excess amount as if it were income to us.

Capital Gains

Although New Zealand does not have a capital gains tax as such, in some circumstances profits on share sales are taxable under New Zealand income tax rules. These circumstances are where the shares are acquired by a New Zealand tax resident holder for the purpose of resale, that holder is a dealer in shares or the profit or gain from the sale of the shares arises from any profit-making undertaking or scheme entered into by that holder.

An Eligible U.S. Holder will not be taxed in New Zealand on gains arising in these circumstances by operation of the Treaty. Whether other non-New Zealand tax resident holders would be subject to tax on those gains will depend on whether the profits or gains would be considered sourced in New Zealand and the impact of any applicable double tax treaty that might apply.

Other Tax Matters

No stamp duty is payable in New Zealand on share transfers and no notice of such transfers need be given by a shareholder to New Zealand fiscal authorities. Goods and services tax payable under the Goods and Services Tax Act 1985 does not apply to share issues or transfers.

New Zealand gift duty will apply in respect of any gift by any non-New Zealand tax resident holder of property situated in New Zealand if within any 12 month period the aggregate value of such gifts exceeds NZ$27,000. For this purpose, our ordinary shares are treated as property situated in New Zealand. Certain limited exemptions and relief exist. Gift duty applies at 5% on the excess amount of gifts over NZ$27,000 and rises on a graduated scale to a maximum rate of 25% on the excess amount of gifts over NZ$72,000.

Imputation Credit Account

Companies pay New Zealand tax on a provisional basis in three instalments at four monthly intervals during each income year. They may pay further tax or receive a refund of tax depending on their final tax liability determined in their tax return for that year. Imputation credits arising from payments of tax are recorded as credits in a memorandum account called an imputation credit account at the time the tax is paid. Credits from this account can be allocated to dividends paid by us. These can be utilized against the shareholder's tax liability on the dividends in accordance with various rules. For example, for non-New Zealand tax resident holders, the credits operate to fund a supplementary dividend as described above.

Continuity of Ownership Requirement

We must satisfy continuity of ownership requirements to retain our imputation credits. To this end, we must maintain 66% of our ownership on a continuous basis from the date we derive imputation credits, which is the date we pay a tax instalment, to the date we attach the imputation credits to dividends, which is the date of the payment of the dividend. Accordingly, imputation credits in our imputation credit account will be lost upon the occurrence of a more than 34% change in our ownership at any time between the derivation of those credits and the attaching of those credits to dividends.

Ownership is measured by reference either to shareholders' voting interests or, in some circumstances, to both voting interests and the market value of interests held in a company. In some cases, an attribution rule can apply to treat all of our less-than-10% non-associated shareholders as a "single notional person". When this attribution rule applies, changes in the individual holding of these shareholders can be disregarded for calculating continuity of ownership.

There is not a significant balance in our imputation credit account.

Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers. In accordance with these requirements, we file annual reports on Form 20-F and other material information on Form 6-K with the Securities and Exchange Commission. We also intend to file with the Commission quarterly reports containing selected unaudited financial data for the first three quarters of each fiscal year. As a foreign private issuer, we are exempt from the rules prescribing the furnishing and content of proxy statements and relating to short swing profit reporting and liability.

You may read and copy at prescribed rates any reports, statements and other information we file with the Commission, including this Annual Report and the exhibits, at the Commission's public reference rooms located at Judiciary Plaza, 450 Fifth Street, N.W., Suite 1024, Washington, D.C. 20549 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of these materials by mail from the Commission's public reference room at Judiciary Plaza, 450 Fifth Street, N.W., Suite 1024, Washington, D.C. 20549 at prescribed rates. You may obtain information on the operation of the Commission's public reference facilities by calling the Commission in the United States at 1-800-SEC-0330. The Commission also maintains a web site at www.SEC.GOV that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission.

Item 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK


We are exposed to market risks associated with changes in foreign currency exchange rates, changes in interest rates and credit risks from customer trade receivables. Management of these risks is regularly reported to the board of directors. When considered appropriate, derivative financial instruments are used to hedge against foreign currency exchange risks and interest rate risks. The financial impact of these derivative instruments is usually offset by corresponding changes in the underlying exposures being hedged. We do not enter into or issue derivative financial instruments for trading purposes.

Foreign Currency Exchange Risks

We are exposed to foreign currency exchange rate risks as a result of our importing and exporting activities and from the activities of our foreign subsidiaries. Our primary functional currency is the NZ dollar. Our reporting currency is the U.S. dollar. As a result, we are exposed to risk from changes in foreign currency exchange rates against the NZ dollar and from changes in the foreign exchange rate between the NZ dollar and the U.S. dollar. We have entered into foreign currency forward exchange contracts and participating forward foreign currency contracts to hedge against current and anticipated future foreign currency trade cash flows. As of March 31, 2002 and 2001, a hypothetical 10% adverse change in foreign currencies exchange rates against the NZ dollar would have a negative impact of an estimated $6.4 million and $10.1 million, respectively on our earnings. In addition, as of March 31, 2002 and 2001, a hypothetical 10% adverse change in the exchange rate between the NZ dollar and the U.S. dollar would have a negative impact of an estimated $5.0 million and $9.2 million, respectively on our earnings. These amounts are determined by considering the impact of the hypothetical change in foreign currencies on our financial instruments that are exposed to changes in foreign currencies as of March 31, 2002 and 2001 and the foreign currency forward exchange contracts and participating forward foreign exchange contracts used to hedge our foreign currency exposures.


Interest Rate Risks

Our continuing operations are not subject to significant interest rate risks as our borrowings to support those operations are not significant.

Commodity Price Risks

Our continuing operations are not subject to significant commodity price risks. Our discontinued operations were exposed to risk due to fluctuations in the cost of certain commodity products such as steel and plastics, which were used in its manufacturing process. We do not enter into derivative instruments to hedge against such risks.

Credit Risks

In the normal course of business, we incur credit risk from the trade debtors, which we manage with our credit policy. We monitor this exposure on a regular basis. Our credit risk from our trade debtors is limited due to the number and broad geographic spread in our trade debtors.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

                                     PART II


Item 13. Defaults, Dividend Arrearages and Delinquencies


None.


Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds


None.

Item 15. Reserved

Item 16. Reserved


                                    PART III


Item 17. Financial Statements


See Item 18.

Item 18.  Financial Statements


Our audited consolidated financial statements as of March 31, 2002 and 2001 and for the fiscal years ended March 31, 2002, 2001 and 2000, together with the report of PricewaterhouseCoopers thereon, are filed as part of this annual report as follows:

Report of PricewaterhouseCoopers Independent Accountants ...................     F-1
Consolidated statements of financial performance for the fiscal years
  ended March 31, 2002, 2001 and 2000  .....................................     F-2
Consolidated statements of financial position as of March 31, 2002 and 2001      F-3
Consolidated statements of movements in equity for the fiscal years
  ended March 31, 2002, 2001 and 2000  .....................................     F-4
Consolidated statements of cash flows for the fiscal years
  ended March 31, 2002, 2001 and 2000  .....................................     F-5
Statement of accounting policies ...........................................     F-6
Notes to the consolidated financial statements .............................     F-9
Schedule II Valuation and Qualifying Accounts ..............................     F-43

Item 19.  Exhibits

    EXHIBIT
    NUMBER                             DESCRIPTION
    1                Constitution of Fisher & Paykel Healthcare Corporation Limited (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form F-1 (No. 333-69322) of
                     Fisher & Paykel Industries Limited (now known as Fisher & Paykel Healthcare
                     Corporation Limited) (the "Registration Statement on Form F-1"))

    2(a)1            Form of Deposit Agreement among Fisher & Paykel Healthcare Corporation Limited,
                     JPMorgan Chase Bank, as Depositary, and the holders from time to time of the ADRs issued thereunder, including the form of ADR (incorporated by reference to Exhibit (a)
                     to the Registration Statement on Form F-6 (No. 333-13924) of Fisher & Paykel
                     Industries Limited (now known as Fisher & Paykel Healthcare Corporation Limited))

    4(a)(1)          Separation Arrangement Agreement, dated August 23, 2001, between Fisher & Paykel
                     Industries Limited and Fisher & Paykel Appliances Holdings Limited (incorporated by reference to Exhibit 2.1 to the Registration Statement on Form F-1).

    4(c)(1)          Consultancy Agreement between Fisher & Paykel Industries Limited and David B. Henry,
                     dated October 17, 2001 (incorporated by reference to Exhibit 10.1 to the Registration
                     Statement on Form F-1)

    4(c)(2)          Consultancy Agreement between Fisher & Paykel Industries Limited and LRS Management
                     Limited, dated October 17, 2001 (incorporated by reference to Exhibit 10.2 to the
                     Registration Statement on Form F-1)

    4(c)(3)          Form of Fisher & Paykel Healthcare Share Option Plan (incorporated by reference to
                     Exhibit 10.3 to the Registration Statement on Form F-1)

    4(c)(4)          Form of Fisher & Paykel Healthcare (North American) Share Option Plan (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-1)

    4(c)(5)          Form of Fisher & Paykel Healthcare Corporation Limited Employee Stock Purchase Plan
                     (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-8
                     (No. 333-73076) of Fisher & Paykel Industries Limited (now known as Fisher & Paykel
                     Healthcare Corporation Limited)

    8*               Subsidiaries of Fisher & Paykel Healthcare Corporation Limited

    10*              Consent of PricewaterhouseCoopers

*    Filed herewith

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


Fisher & Paykel Healthcare Corporation Limited

By       /s/ Antony G Barclay

Name:    Antony G Barclay

Title:   Chief Financial Officer

July 1, 2002

REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors and
Shareholders of Fisher & Paykel Healthcare Corporation Limited:


We have examined the accompanying consolidated statements of financial position of Fisher & Paykel Healthcare Corporation Limited and its subsidiaries (collectively the "Company") as of March 31, 2002 and 2001 and the related consolidated statements of financial performance, of movements in equity and of cashflows for each of the three years in the period ended March 31, 2002, all expressed in United States dollars. We have also examined the financial statement schedule on page F-43. Our examinations of these financial statements and financial statement schedule were made in accordance with auditing standards generally accepted in the United States and accordingly included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the consolidated financial statements referred to above present fairly the consolidated financial position of the Company at March 31, 2002 and 2001, and their financial performance, movements in equity and cashflows for each of the three years in the period ended March 31, 2002, in conformity with accounting principles generally accepted in New Zealand consistently applied. In addition, in our opinion, the financial statement schedule on page F-43 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

Accounting principles generally accepted in New Zealand vary in certain significant respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of consolidated group profit expressed in United States dollars for the years ended March 31, 2002, 2001 and 2000 and the determination of consolidated shareholders' equity also expressed in United States dollars at March 31, 2001 and 2002 to the extent summarized in Note 26 to the consolidated financial statements.


/s/ PricewaterhouseCoopers
PricewaterhouseCoopers


Auckland, New Zealand
May 30, 2002, except for Note 26,
for which the date is June 24, 2002.

                       Statements of Financial Performance

    Fisher & Paykel Healthcare Corporation Limited (formerly Fisher & Paykel
                Industries Limited) Fiscal Year Ended March 31,

                 PARENT                                                           NOTES                CONSOLIDATED
    2000          2001        2002                                                            2002         2001          2000
   US$000        US$000      US$000                                                          US$000       US$000        US$000
                                       CONTINUING OPERATIONS
                                       OPERATING REVENUE FROM CONTINUING
       30,037       9,818      29,459  OPERATIONS                                       1      89,250        84,380         74,588
                                       Operating expenses from continuing
          167         193         113  operations                                              55,187        49,457         48,688
       ------------------------------                                                          -----------------------------------

                                       OPERATING PROFIT FROM CONTINUING
       29,870       9,625      29,346  OPERATIONS BEFORE ABNORMAL ITEMS                        34,063        34,923         25,900
            -           -       (377)  Abnormal items                                   2       (454)             -              -
       ------------------------------                                                          -----------------------------------
                                      Operating profit from continuing
       29,870       9,625      28,969  operations after abnormal items                         33,609        34,923         25,900
            -           -           -  Interest income                                            559             -              -
                                       Interest expense                                         (670)         (946)          (636)
                                       Foreign currency exchange gain (loss)                      195       (5,882)            693
                                       Unrealized gain (loss) on foreign
                                       currency instruments                                     6,675      (20,737)              -
      -------------------------------                                                         ------------------------------------

                                       Profit from continuing operations
       29,870       9,625      28,969  before taxation                                  2      40,368         7,358         25,957
      (1,848)       (678)        (38)  Taxation                                         3    (13,554)       (3,111)        (9,194)
      -------------------------------                                                      ---------------------------------------

                                       PROFIT FROM CONTINUING OPERATIONS
       28,022       8,947      28,931  AFTER TAXATION                                          26,814         4,247         16,763
       ------------------------------                                                      ---------------------------------------
                                       Discontinued operations
                                       OPERATING REVENUE FROM DISCONTINUED
                                       OPERATIONS                                       1     193,352       321,661        348,647
                                       Profit (loss) from discontinued                     ---------------------------------------
                                       operations before abnormal items                        10,723         3,563         17,265
            -           -    (11,795)  Abnormal items                                   2    (12,054)       (3,854)              -
       -----------------------------                                                       ---------------------------------------
                                       Profit (loss) from discontinued
            -           -    (11,795)  operations before taxation                       2     (1,331)         (291)         17,265
                                       Taxation                                         3     (4,574)          (20)        (5,911)
       ------------------------------                                                      ---------------------------------------
                                       PROFIT (LOSS) FROM DISCONTINUED
            -           -    (11,795)  OPERATIONS AFTER TAXATION                              (5,905)         (311)         11,354
       ------------------------------                                                      ---------------------------------------

       28,022       8,947      17,136  GROUP PROFIT                                            20,909         3,936         28,117
       ==============================                                                      =======================================

                                       EARNINGS PER SHARE
                                       Basic earnings per share from
                                       continuing operations                                    $0.24         $0.04          $0.14
                                       Diluted earnings per share from
                                       continuing operations                                    $0.24         $0.04          $0.14
                                       Basic earnings per share                                 $0.19         $0.03          $0.24
                                       Diluted earnings per share                               $0.19         $0.03          $0.24
                                       EARNINGS PER ADS
                                       Basic earnings per ADS from continuing
                                       operations                                               $0.96         $0.14          $0.57
                                       Diluted earnings per ADS from
                                       continuing operations                                    $0.96         $0.14          $0.57
                                       Basic earnings per ADS                                   $0.75         $0.13          $0.96
                                       Diluted earnings per ADS                                 $0.75         $0.13          $0.96

                        Statements of Financial Position

        Fisher & Paykel Healthcare Corporation Limited (formerly Fisher &
               Paykel Industries Limited) As of March 31,

          PARENT                                                                     NOTES           CONSOLIDATED
    2001          2002                                                                            2002          2001
   US$000        US$000                                                                          US$000        US$000
                            ASSETS
                            Current assets
           16       30,298      Cash and bank balances                                              32,315         2,085
            -          271      Debtors and prepayments                                    4        18,404        14,765
                                Inventories                                                5         8,470         7,363
          597        2,257      Taxation                                                   6         1,718         4,089
                                Employee share ownership plans loans, current
          998        1,061      portion                                                    9         1,061           998
      -------       ------                                                                          ------       -------
        1,611       33,887  Current assets continuing operations                                    61,968        29,300
                            Current assets discontinued operations                        18             -       158,662
       83,799       10,894      Intergroup advances
      -------       ------                                                                          ------       -------
       85,410       44,781  Total current assets                                                    61,968       187,962

                            Long-term assets
                                Fixed assets                                               7        27,874        23,399
                                Patents and trademarks                                     8           741           344
        3,556        1,651      Employee share ownership plans loans                       9         1,651         3,556
       65,015       29,758      Investments in subsidiaries                               10             -             -
                                Debtors and prepayments                                    4           172             -
                                Goodwill on consolidation                                            1,133         1,191
            -           25      Deferred taxation                                         11         1,379         1,418
                            Long-term assets discontinued operations                      18             -       166,389
      -------       ------                                                                          ------       -------
      153,981       76,215  TOTAL ASSETS                                                            94,918       384,259
      -------       ------                                                                          ------       -------
                            LIABILITIES
                            Current liabilities
                                Bank overdrafts                                           12           558           551
                                Trade creditors                                                      3,688         3,424
                                Provisions                                                13         6,495        11,184
                                Term borrowings                                           14         2,727         2,909
                                Taxation                                                   6         1,029           624
           37          374      Other liabilities                                         15         3,910         2,962
      -------       ------                                                                          ------       -------
           37          374  Current liabilities continuing operations                               18,407        21,654
                            Current liabilities discontinued operations                   18             -       122,081
      -------       ------                                                                          ------       -------
           37          374  Total current liabilities                                               18,407       143,735

                            Long-term liabilities
           --           75        Provisions                                              13            75         8,135
                                  Term borrowings                                         14           670           686
                            Long-term liabilities discontinued operations                 18             -        77,759
      -------       ------                                                                          ------       -------
           37          449  TOTAL LIABILITIES                                                       19,152       230,315
      -------       ------                                                                          ------       -------
                            SHAREHOLDERS' EQUITY
      153,944       75,766      Shareholders' equity                                      16        75,766       153,944
      -------       ------                                                                          ------       -------
      153,944       75,766  TOTAL SHAREHOLDERS' EQUITY                                              75,766       153,944
      =======       ======                                                                          ======       =======
      153,981       76,215  TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                              94,918       384,259
      =======       ======                                                                          ======       =======

                        Statements of Movements in Equity

    Fisher & Paykel Healthcare Corporation Limited (formerly Fisher & Paykel
                Industries Limited) Fiscal Year Ended March 31,


                 PARENT                                                           NOTES                CONSOLIDATED
    2000          2001        2002                                                            2002         2001           2000
   US$000        US$000      US$000                                                          US$000       US$000         US$000
                                       Shareholders' equity at the beginning
      201,274     191,423     153,944  of the year                                            153,944        191,423       201,274
       28,022       8,947      17,136  Group profit                                            20,909          3,936        28,117
        1,448     (4,397)       3,046  Movement in revaluation reserve                 16
                                       Movement in currency translation
     (16,608)    (35,827)       9,894  reserve                                         16       9,167       (35,213)      (15,255)
      -------     -------      ------                                                          ------        -------       -------
       12,862    (31,277)      30,076                                                          30,076       (31,277)        12,862
      -------     -------      ------                                                          ------        -------       -------
        1,693           -      11,085  Issue of share capital                          16      11,085              -         1,693
                                       Increase in equity from disposition of
            -           -         971  unallocated shares                              16         971              -             -
            -           -    (89,489)  Repurchase of share capital                     16    (89,489)              -             -
     (24,406)     (6,202)    (30,821)  Dividends                                       16    (30,821)        (6,202)      (24,406)
      -------     -------      ------                                                          ------        -------       -------
                                       Shareholders' equity at the end of the
      191,423     153,944      75,766  year                                                    75,766        153,944       191,423
      =======     =======      ======                                                          ======        =======       =======

                            Statements of Cash Flows

    Fisher & Paykel Healthcare Corporation Limited (formerly Fisher & Paykel Industries Limited) Fiscal Year Ended March 31,

                 PARENT                                                          NOTES                 CONSOLIDATED
    2000          2001        2002                                                           2002          2001           2000
   US$000        US$000      US$000                                                         US$000        US$000         US$000
                                       CASH FLOWS FROM OPERATING ACTIVITIES
                                       Receipts from customers                                 81,278         76,678        72,482
       24,226       9,330      28,981  Dividends received                                          63              -             -
        5,631           -         458  Interest received                                          476             46            53
        (161)        (49)       (499)  Payments to suppliers and employees                   (55,825)       (50,155)      (42,720)
        (820)       (263)         250  Taxation paid                                         (10,365)        (5,484)       (8,816)
                                       Interest paid                                            (668)          (960)         (636)
     --------------------------------                                                       --------------------------------------
                                       Net cash flow from operations from
       28,876       9,018      29,190  continuing operations                         17        14,959         20,125        20,363
                                       Net cash flow from operations from
                                       discontinued operations                       18        13,236         25,816        24,954
     --------------------------------                                                       --------------------------------------
       28,876       9,018      29,190  Net cash flow from operations                           28,195         45,941        45,317
     ================================                                                       ======================================
                                       CASH FLOWS FROM (USED IN) INVESTING
                                       ACTIVITIES
                                       Sale of fixed assets                                        59             98           294
                                       Proceeds from the disposal of
            -           -     128,513  Appliances and Finance businesses                      128,513              -             -
                                       Cash disposed of in divestment of
            -           -     (4,025)  Appliances and Finance businesses                      (4,025)              -             -
                                       Purchase of fixed assets                               (5,494)        (5,415)      (15,890)
                                       Capitalised interest costs                                   -          (235)             -
     --------------------------------                                                       --------------------------------------
                                       Net cash flow from (used in) investing
            -           -     124,488  activities from continuing operations                  119,053        (5,552)      (15,596)
                                       Net cash flow (used in) investing
                                       activities from discontinued operations                (2,404)       (14,231)      (33,147)
     --------------------------------                                                       --------------------------------------
                                       Net cash flow from (used in) investing
            -           -     124,488  activities                                             116,649       (19,783)      (48,743)
     --------------------------------                                                       --------------------------------------
                                       CASH FLOWS FROM (USED IN) FINANCING
                                       ACTIVITIES
        1,219         922       1,818  Employee share purchase schemes                          1,818            922         1,219
            -           -      10,870  Issue of share capital                                  10,870              -             -
            -           -    (88,183)  Repurchase of share capital                           (88,183)              -             -
                                       New term borrowings                                      5,986          1,977         1,836
                                       Repayment of term borrowings                           (6,141)          (434)             -
        1,712     (3,395)    (16,784)  Intercompany borrowings                                      -              -             -
     (29,878)     (6,202)    (30,948)  Dividends paid                                        (30,948)        (6,202)      (29,878)
                                       Supplementary dividends paid to
      (1,960)       (335)     (1,889)  overseas shareholders                                  (1,889)          (335)       (1,960)
     --------------------------------                                                       --------------------------------------
                                       Net cash flow (used in) financing
     (28,907)     (9,010)   (125,116)  activities from continuing operations                (108,487)        (4,072)      (28,783)
                                       Net cash flow from (used in) financing
                                       activities from discontinued operations                (6,986)       (14,578)        25,167
     --------------------------------                                                       --------------------------------------
                                       NET CASH FLOW (USED IN) FINANCING
     (28,907)     (9,010)   (125,116)  ACTIVITIES                                           (115,473)       (18,650)       (3,616)
     --------------------------------                                                       --------------------------------------
         (31)           8      28,562  Net increase (decrease) in cash                         29,371          7,508       (7,042)
           40           9          16  Opening cash                                               687        (7,301)         (667)
                      (1)       1,720  Effect of foreign exchange rates                         1,699            480           408
     --------------------------------                                                       --------------------------------------
            9          16      30,298  Closing cash                                            31,757            687       (7,301)
     ================================                                                       ======================================
                                       RECONCILIATION OF CLOSING CASH
            9          16      30,298  Bank                                                    32,315          3,093         2,622
                                       Bank overdrafts                                          (558)        (1,398)       (2,979)
                                       Call borrowings                                              -        (1,008)       (6,944)
     --------------------------------                                                       --------------------------------------
            9          16      30,298                                                          31,757            687       (7,301)
     ================================                                                       ======================================

STATEMENT OF ACCOUNTING POLICIES

These financial statements are presented in accordance with the New Zealand Companies Act 1993, the New Zealand Financial Reporting Act 1993, generally accepted accounting practice in New Zealand, and presented in U.S. Dollars. The Parent Company's financial statements are for Fisher & Paykel Healthcare Corporation Limited as a separate entity and the Consolidated financial statements are for the Fisher & Paykel Healthcare Group (the Group) which includes all its subsidiaries.
NZ GAAP differs in some respects from generally accepted accounting principles in the United States (U.S. GAAP), as it relates to the Group. For a description of the differences between NZ GAAP and U.S. GAAP and the related effect on the financial statements see Note 26.


NATURE OF OPERATIONS

Fisher & Paykel Healthcare is a leading designer and manufacturer of heated humidification products and systems for use in respiratory care and the treatment of obstructive sleep apnea. We also offer an innovative range of patient warming devices and neonatal care products. Our products are sold in over 90 countries worldwide.

GENERAL ACCOUNTING POLICIES

The financial statements are based on the general principles of historical cost accounting. Reliance is placed on the Group continuing as a going concern.

The following particular accounting policies which materially affect the measurement of profit and financial position, have been applied.

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (a) RECLASSIFICATIONS


               As part of a Group reorganization in November 2001, the Appliances and Finance businesses of Fisher & Paykel Healthcare Corporation Limited were spun off to shareholders and are shown in these financial statements as discontinued operations.


               Prior years' data in relation to the Appliances and Finance businesses have been reclassified to conform to current year classifications.

         (b) BASIS OF CONSOLIDATION

               The Company and subsidiary companies' accounts are consolidated using the purchase method. Subsidiaries are entities that are controlled either directly or indirectly by the parent. All material inter-company transactions are eliminated. The results of subsidiaries acquired or disposed of during the year are included in the consolidated Statement of Financial Performance from the date of acquisition or up to the date of disposal, respectively.

         (c) GOODWILL


               The excess of cost over the fair value of net assets of subsidiaries acquired is capitalized as goodwill and is amortized to the Statement of Financial Performance on a straight line basis over the lower of the period of expected benefit or ten years from the date of investment.

         (d) REVENUE RECOGNITION

               PRODUCTS

               Sales of products are recognized in accordance with the terms of sale when title has been transferred and the benefits of ownership and risk pass to the customer.

         INTEREST INCOME

               Interest income is accounted for as earned.

         (e) ADVERTISING AND SALES PROMOTION COSTS

               All advertising and sales promotion costs are expensed as incurred.

         (f) EARNINGS PER SHARE

               Basic earnings per share is calculated by dividing net earnings by the weighted average number of ordinary shares outstanding during each period.

               Diluted earnings per share is calculated by using the weighted average number of ordinary shares outstanding during each period, adjusted to include the potentially dilutive effect if securities or other contracts to issue ordinary shares were exercised or converted into shares.

         (g) EMPLOYEE SHARE OWNERSHIP AND OPTION PLANS

               The Company operates employee share ownership plans for employees. The initial purchase of shares by the schemes is funded by advances from the Company, the advances being recognized as assets in the Statement of Financial Position. No compensatory expense is recognized in the Statement of Financial Performance.

               The Company operates a share option plan for employees. Options become exercisable in three equal annual instalments between years two and five. No compensatory expense is recognized in the Statement of Financial Performance.

               The Company also operates a share purchase plan for United States employees. The employees are able to purchase shares at a discount through the use of payroll deductions. No compensatory expense is recognized in the Statement of Financial Performance.

         (h) EMPLOYEE ENTITLEMENTS

               Employee entitlements to salaries and wages, annual leave, long service leave and other benefits are recognized when they accrue to employees. The Company operates pension plans for employees. Contributions to the plans are expensed when made.

         (i) INVENTORIES

               Inventories are valued at the lower of cost, on a first-in, first-out basis, or net realisable value. Cost includes all costs except finance, administration, research and development, selling and distribution overheads.

         (j) FIXED ASSETS

               Fixed Assets are recorded at cost. Depreciation expense is computed on a straightline basis over their estimated useful lives as follows:

               Buildings 50 years
               Plant and Equipment 3-15 years
               Vehicles 5 years
               Tooling 3-7 years
               Software 3-10 years

         (K) PATENTS

               The registration costs of new patents are capitalized and amortized over the estimated useful life of the patent. In the event of a patent being superseded, the unamortized costs are written off immediately.

         (l) INVESTMENTS


               Subsidiary companies are valued at net tangible asset value. Other investments are valued at lower of cost or net realisable value.

         (m) LEASES


               Operating lease payments are expensed on a straight line basis over the period of the lease.

         (n) FOREIGN CURRENCY


               Transactions in foreign currencies are converted at the rate of exchange prevailing at the date of the transaction.


               At period end, foreign assets and liabilities are translated at the period end closing rates, and exchange variations arising from these transactions are included in the Statement of Financial Performance.


               Gains and losses and costs arising on foreign currency call options and forward foreign currency contracts that are effective and designated as hedges of transactions are deferred until the date of such transactions at which time they are included in the determination of profit before taxation and separately reported as foreign currency exchange profit (loss). Those option or contract instruments that have not been designated as accounting hedges are marked to market with resulting gains and losses being recognized in earnings in the period. Refer also to Note 24.


               For the purposes of these financial statements, the U.S. dollar has been adopted as the reporting currency. The primary functional currency of the company is the NZ dollar. The financial statements for the years ended March 31, 2002, 2001 and 2000 have been converted into U.S. dollars using the translation method required to translate the financial statements of foreign subsidiaries, as detailed below.

               The financial statements of foreign subsidiaries are translated at the following exchange rates:

               - the period end closing exchange rate for assets and liabilities; and

               - the average rate for revenue and expense transactions during the month.

               The exchange rate difference from translating the opening net investment and revenue and expense transactions at rates different from those which were previously reported is reflected in the foreign currency translation reserve.

         (o) RESEARCH AND DEVELOPMENT


               Research and development expenditure is expensed as it is incurred. Development costs of product innovation as a process are, in the main, indistinguishable as to whether the benefits will be applied to current or future products.

         (p) TAXATION


               The taxation expense charged to earnings includes both current and deferred tax and is calculated after allowing for permanent differences.


               The liability method of accounting for the taxation effect of all timing differences is used. Deferred tax is accounted for using the comprehensive basis on all timing differences. Any future taxation benefit is recognized only to the extent that there is virtual certainty of recovery in subsequent periods.

         (q) WARRANTY


               Provision for warranty covers the obligations for the unexpired warranty periods for products, based on recent historical costs incurred on warranty exposure. Warranty terms are 1 to 2 years parts or parts and labor.

         (r) IMPAIRMENT OF LONG-LIVED ASSETS


               Annually the directors assess the carrying value of each asset considering them on a grouped basis determined at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other Company assets. Where the estimated recoverable amount of the asset based upon the undiscounted future cash flows is less than its carrying amount, the asset is written down to assessed fair value.

         (s) STATEMENT OF CASH FLOWS


               The following are the definitions of the terms used in the Statement of Cash Flows:

               (i) Cash comprises cash on hand, bank balances and call borrowings.

               (ii) Investing activities are those activities relating to the acquisition, holding and disposal of fixed assets and investments.

               (iii) Financing activities are those activities which result in changes in the size and composition of the capital structure of the Company. This includes both equity and debt not falling within the definition of cash. Dividends paid are included in financing activities.

               (iv) Operating activities include all transactions and other events that are not investing or financing activities.

         (t)      ESTIMATES


               The preparation of financial statements in conformity with generally accepted accounting practice requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

         (u) CHANGES IN ACCOUNTING POLICIES

               There have been no changes in accounting policies.

                 PARENT                                                                                 CONSOLIDATED
    2000          2001        2002                                                            2002          2001           2000
   US$000        US$000      US$000                                                          US$000        US$000         US$000
1.       OPERATING REVENUE
                                       Operating revenue continuing operations
                                           North America                                       43,281           37,926      29,366
                                           Europe                                              24,934           23,662      21,230
                                           Asia Pacific                                        17,923           19,450      21,267
                                           Other                                                3,112            3,342       2,725

       24,269       9,720      28,918      Dividend
        5,768          98         541      Interest
-------------------------------------                                                        -------------------------------------
       30,037       9,818      29,459  Total operating revenue continuing operations           89,250           84,380      74,588
-------------------------------------                                                        -------------------------------------
                                       Operating revenue discontinued operations              193,352          321,661     348,647
-------------------------------------                                                        -------------------------------------
       30,037       9,818      29,459  Total operating revenue                                282,602          406,041     423,235
=====================================                                                        =====================================

                 PARENT                                                                                 CONSOLIDATED
    2000          2001        2002                                                            2002          2001           2000
   US$000        US$000      US$000                                                          US$000        US$000         US$000
2.       NET OPERATING PROFIT
       29,870       9,625      28,969  Profit from continuing operations before taxation       40,368            7,358      25,957
-------------------------------------                                                        -------------------------------------
                                       AFTER CHARGING:
                                       Remuneration of auditors:
                                           Audit fees paid to principal auditors                   45               36          43
                                           Audit fees paid to other auditors                      132               88          76
                                           Other services paid to principal auditors               32                -           -
                                       Donations                                                   15                1           -
                                       Depreciation                                             2,517            2,373       2,147
                                       Goodwill amortization                                      160              168         199
                                       Patent and trademark amortization                            1                1           -
                                       Interest:
                                           Term borrowings                                        183              233          85
                                           Other                                                  487              713         551
                                       Foreign currency exchange (gain) loss                    (195)            5,882       (693)
                                       Unrealized foreign currency instruments (gain)         (6,675)           20,737           -
                                       loss
                                       Research and development                                 4,269            3,789       3,455
                                       Rental and operating leases                                851              779         765
                                       Bad debts written off                                       55               18           4
                                       Movement in provision for doubtful debts                    67             (70)          28
           84          99         114  Directors' fees                                            114               99          84

                                       ABNORMAL ITEMS:
            -           -         377  Non-recurring items relating to spin-off                   454                -           -
                                       (i)

                                       AFTER CREDITING:
       24,263       9,731      28,981  Dividends received                                          63                -          52
            -           -          39  Other income                                                39                -           -
                                       ABNORMAL ITEM - CONTINUING OPERATIONS
                                       (i) The Group has incurred costs in
                                           relation to the spin-off of the
                                           Appliances and Finance businesses,
                                           the U.S. share offering, and listing
                                           on the NASDAQ. These costs include
                                           non-recurring directors' costs
                                           (comprising additional remuneration
                                           to non-executive directors for
                                           extensive work undertaken in
                                           connection with the spin-off,
                                           retirement benefits as provided for
                                           by the Company's constitution to
                                           non-executive directors for extensive
                                           work undertaken in connection with
                                           the spin-off, retirement benefits as
                                           provided for by the Company's
                                           constitution to non-executive
                                           directors upon retirement from the
                                           Company's board, and insurance costs)
                                           and non-recurring offering and
                                           listing expenses.

                 PARENT                                                                                 CONSOLIDATED
    2000          2001        2002                                                            2002          2001           2000
   US$000        US$000      US$000                                                          US$000        US$000         US$000
            -           -    (11,795)  Profit (loss) from discontinued operations before       (1,331)            (291)      17,265
  -----------    --------    -------   taxation                                              -------       ----------     --------

                                       AFTER CHARGING:
                                       Remuneration of auditors:
                                           Audit fees paid to principal auditors                  112              109         142
                                           Other services paid to principal auditors               13               55          33
                                       Donations                                                   19               46          31
                                       Depreciation                                            10,142           19,271      21,883
                                       Interest                                                 6,031           11,820      11,915
                                       Foreign currency exchange (gain) loss                   (1,397)           5,574      (1,305)
                                       Unrealized foreign currency instruments (gain)           (245)            8,692           -
                                       loss
                                       Research and development                                 2,419            4,390       4,503
                                       Rental and operating leases                              2,199            4,053       5,436
                                       Bad debts written off                                      678            1,610       1,544
                                       Movement in provision for doubtful debts                  (115)             (90)       (328)

                                       ABNORMAL ITEMS:

            -           -      11,795  Appliances and finance business divestment    (ii)      11,795                -           -
                                       Permanent impairment of investment and writedown
                                       of advances                                   (iii)        259            2,404
                                       Restructuring costs incurred                  (iv)           -            2,055           -
                                       Provision for restructuring and closure costs (v)            -            (605)
  -----------    --------    -------                                                         -------       ----------     --------
            -           -      11,795  Profit (loss) from discontinued operations before       12,054            3,854           -
                                       taxation

                                       AFTER CREDITING:

                                       Interest income                                            172              256         370
                                       Dividends received                                          29               77           3


                                       ABNORMAL ITEMS - DISCONTINUED OPERATIONS

                                       ii)   As part of the Group reorganization, the Group incurred a loss in connection with the spin-off of the Appliances and Finance businesses of $11.8 million.

                                       iii)  At March 31, 2001 the Group reassessed the carrying values of its investment in Hill &
                                             Stewart Appliances Limited, loans to other Hill & Stewart shareholders, and advances to Hill & Stewart resulting in a permanent impairment of the investment and a writedown of the realisable value of the loans and advances of $2.4 million. At
                                             November, 2001 a further $0.3 million was written off as a further permanent impairment.

                                       iv)   In the year ended March 31, 2001 the Appliances business incurred restructuring and redundancy costs of $2.0 million in changing from a divisional structure to a centralized structure approach to improve operating efficiency. Finance New Zealand incurred restructuring costs of $0.1 million.

                                       v)    In the fiscal year 1999 the Group announced it would focus on three core businesses -
                                             Appliances, Healthcare and Finance. A provision was made for closure costs of $3.6 million for businesses that were not part of those core activities. In the year ended
                                             March 31, 2001 $0.6 million of this closure provision was released as closure costs were below previous estimates.


                 PARENT                                                                                 CONSOLIDATED
    2000          2001        2002                                                            2002          2001           2000
   US$000        US$000      US$000                                                          US$000        US$000         US$000
3.       TAXATION

       29,870       9,625      28,969  Profit from continuing operations before taxation       40,368            7,358      25,957
       ------       -----      ------                                                          ------            -----      ------
        9,857       3,176       9,560  Taxation at current rate of 33%                         13,321            2,428       8,566

                                       ADJUSTMENTS TO TAXATION FOR:

       (7,902)     (3,227)     (9,570)     Non-assessable income                                  (52)               -         (14)

                                           Non-deductible items                                   208              137          57

                                           Foreign rates other than 33%                           216              512         539
       ------       -----      ------                                                          ------            -----      ------
        1,955         (51)        (10) This year's taxation                                    13,693            3,077       9,148

         (107)        729          48  Other                                                     (139)              34          46
       ------       -----      ------                                                          ------            -----      ------
        1,848         678          38  Income tax expense from continuing operations           13,554            3,111       9,194
       ------       -----      ------                                                          ------            -----      ------

                                       THIS IS REPRESENTED BY:

        1,848         678          61  Current taxation                                        13,374            3,787       9,776

            -           -         (23) Deferred taxation                                          180             (676)       (582)
       ------       -----      ------                                                          ------            -----      ------
        1,848         678          38  Income tax expense from continuing operations           13,554            3,111       9,194
       ======       =====      ======                                                          ======            =====      ======

                                       Profit from discontinued operations before
            -           -     (11,795) taxation                                                (1,331)            (291)     17,265
       ======       =====      ======                                                          ======            =====      ======
            -           -      (3,892) Taxation at current rate of 33%                           (439)             (96)      5,697

                                       ADJUSTMENTS TO TAXATION FOR:

                                           Non-assessable income                                  (10)             (57)        (13)

            -           -       3,892      Non-deductible items                                 5,208              208          31

                                           Attributed foreign income                                -               14         100

                                           Foreign rates other than 33%                          (185)            (170)       (193)
       ------       -----      ------                                                          ------            -----      ------
                                       This year's taxation                                     4,574             (101)      5,622

                                       Other                                                        -               27         147

                                       Tax rate change in Australia (2002 30%, 2001 30%,
                                       2000 34%)                                                    -               94         142
       ------       -----      ------                                                          ------            -----      ------
                                       Income tax expense from discontinued operations          4,574               20       5,911
       ------       -----      ------                                                          ------            -----      ------
                                       THIS IS REPRESENTED BY:

                                       Current taxation                                         5,513            3,664       4,110

                                       Deferred taxation                                         (939)          (3,644)      1,801
       ------       -----      ------                                                          ------            -----      ------
                                       Income tax expense from discontinued operations          4,574               20       5,911
       ======       =====      ======                                                          ======            =====      ======
       ------       -----      ------                                                          ------            -----      ------
        1,848         678          38  Total income tax expense                                18,128            3,131      15,105
       ======       =====      ======                                                          ======            =====      ======

          PARENT                                                                           CONSOLIDATED
    2001          2002                                                                 2002          2001
   US$000        US$000                                                               US$000        US$000
4.       DEBTORS AND PREPAYMENTS

                            Current

                            Trade receivables                                        14,994           13,272

                            Less allowance for doubtful accounts                       (166)             (26)
      -------          ---                                                           ------           ------
                                                                                     14,828           13,246
            -          271  Other debtors and prepayments                             1,674            1,519

                            Unrealized gain on foreign currency instruments           1,902                -
      -------          ---                                                           ------           ------
            -          271                                                           18,404           14,765
      -------          ---                                                           ------           ------
                            Term
                            Unrealized gain on foreign currency instruments             172                -
      -------          ---                                                           ------           ------
                                                                                        172                -
      -------          ---                                                           ------           ------


          PARENT                                                                           CONSOLIDATED
    2001          2002                                                                 2002          2001
   US$000        US$000                                                               US$000        US$000
5.       INVENTORIES

                            Materials                                                 3,303            2,245
                            Finished products                                         5,960            5,278
                            Provision for obsolescence                                 (793)            (160)
                                                                                      -----            -----
                                                                                      8,470            7,363
                                                                                      =====            =====


          PARENT                                                                           CONSOLIDATED
    2001          2002                                                                 2002          2001
   US$000        US$000                                                               US$000        US$000
6.       TAXATION

                            Balance at beginning of the year
                                Taxation payable                                       (624)          (1,252)
          791          597      Taxation recoverable                                  4,089            3,324
        (678)         (61)  Total taxation expense in current year                  (13,374)          (3,787)
          263           25  Taxation paid                                            10,640            5,484
          335        1,889  Supplementary dividend tax credit                         1,889              335
           31        (339)  Other movements                                          (2,103)             (97)
        (145)          146  Effect of foreign currency translation                      172             (542)
        ----          ---                                                           -------            ------

                            Balance at end of the year
                                Taxation payable                                     (1,029)            (624)
          597        2,257      Taxation recoverable                                  1,718            4,089
        ----          ---                                                           -------           ------

          PARENT                                                                           CONSOLIDATED
    2001          2002                                                                 2002          2001
   US$000        US$000                                                               US$000        US$000
7.       FIXED ASSETS

                            Buildings                                                   15,841           14,781
                            Less depreciation                                              660              440
                                                                                        ------           ------
                                                                                        15,181           14,341
                                                                                        ------           ------
                            Land                                                         2,859            2,614
                                                                                        ------           ------
                                                                                         2,859            2,614
                                                                                        ------           ------
                            Leasehold improvements                                         286              233
                            Less depreciation                                              209              147
                                                                                        ------           ------
                                                                                            77               86
                                                                                        ------           ------
                            Plant and equipment                                         13,013           10,228
                            Less depreciation                                            6,426            4,722
                                                                                        ------           ------
                                                                                         6,587            5,506
                                                                                        ------           ------
                            Computer software                                              922              371
                            Less depreciation                                              383              192
                                                                                        ------           ------
                                                                                           539              179
                                                                                        ------           ------
                            Capital projects              - Buildings                    1,474                -
                                                          - Other                        1,157              673
                                                                                        ------           ------
                                                                                         2,631              673
                                                                                        ------           ------
                                                                                        27,874           23,399
                                                                                        ======           ======

The independent valuation of land and buildings, excluding capital projects, as at March 31, 2002 was $20.718 million (2001 $18.079 million).

          PARENT                                                                           CONSOLIDATED
    2001          2002                                                                 2002          2001
   US$000        US$000                                                               US$000        US$000
8.       PATENTS AND TRADEMARKS

                            Patents and trademarks                                          24               17
                            Less amortisation                                                2                1
                                                                                           ---              ---
                                                                                            22               16
                                                                                           ---              ---
                            Patent and trademark applications                              719              328
                                                                                           ---              ---
                                                                                           741              344
                                                                                           ===              ===

          PARENT                                                                           CONSOLIDATED
    2001          2002                                                                 2002          2001
   US$000        US$000                                                               US$000        US$000
9.       EMPLOYEE OPTION AND SHARE OWNERSHIP PLANS
                            Share purchase loans due for repayment:

          998        1,061  Current                                                      1,061              998
        -----        -----                                                               -----            -----
        1,583           76  One to two years                                                76            1,583

        1,973        1,575  Two to five years                                            1,575            1,973
        -----        -----                                                               -----            -----
        3,556        1,651  Term                                                         1,651            3,556
        =====        =====                                                               =====            =====

Share purchase loans are made by the Company under the Share Purchase Schemes to assist with the purchase of fully paid ordinary shares in the Company.

BEFORE REORGANIZATION

Shares were normally issued at a discount ranging from 20% to 33% of the market price, on terms permitted by the Schemes in accordance with sections CH2 or DF7 of the New Zealand Income Tax Act 1974, with no interest or a nominal interest rate being charged on the loans. The qualifying periods between grant and vesting date are 3 or 8 years. Dividends paid during the qualifying period on shares allocated to employees and executives under the Schemes are paid to the employees and are credited to the executives' loans. Voting rights on the shares are exercisable by the employees under their Schemes, but by the Trustees under the executives' Schemes.

As part of the reorganization, the shares held by the Trustees in Fisher & Paykel Industries Limited were converted into Fisher & Paykel Healthcare Corporation Limited and Fisher & Paykel Appliances Holdings Limited shares in the same proportions as all other shareholders. The Trustees continue to hold these shares on behalf of Fisher & Paykel Healthcare employees and Fisher & Paykel Appliances employees at the time of the reorganization. As shares are now held in both Fisher & Paykel Healthcare Corporation Limited and Fisher & Paykel Appliance Holdings Limited comparative information has been restated as if the reorganization had been completed. No further shares can be issued under these schemes and the loans will be repaid over the next 4 years.

1,921,751 Fisher & Paykel Healthcare shares (2001 2,464,769) are held by these Schemes, being 1.9% (2001 2.4%) of the Company's issued and paid up capital. As at March 31, 2002, all shares were allocated to employees or executives (2001 129,307 unallocated). Once vested an employee participant may elect to transfer the shares into his or her own name, after which the shares are freely transferable.

1,979,610 Fisher & Paykel Appliances shares (2001 2,567,591) are held by these Schemes, being 3.1% (2001 4.0%) of the Company's issued and paid up capital. As at March 31, 2002, all shares were allocated to employees or executives (2001 134,695 unallocated). Once vested an employee participant may elect to transfer the shares into his or her own name, after which the shares are freely transferable.

All shares were allocated to employees at the time of issue, on the condition that should they leave the Company before the qualifying period ends, their shares will be repurchased by the Trustee at the lessor of market price and the price at which the shares were originally allocated to the employee, subject to repayment of the original loan.

Any such repurchased shares are sold by the Trustees. Trustees of the Employee Share purchase Schemes are appointed by the Company.

Information relating to Fisher & Paykel Healthcare shares issued under these Schemes before reorganization are as follows:

                                                2002                         2001                          2000
                                        Price*      Number of         Price*      Number of          Price*     Number of
                                          $          shares             $          shares              $         shares
As at beginning of the year               1.29      2,335,462           1.58      2,531,561           1.60      2,392,526
Granted during the year                      -              -              -              -           2.33        389,940
Purchased during the year                 6.83         91,275              -              -              -              -
Vested during the year                    1.26       (465,560)          1.30       (144,698)          1.72       (197,023)
Lapsed due to resignation                 1.87        (39,426)          1.62        (51,401)          1.64        (53,882)
                                          ----      ---------           ----      ---------           ----      ---------
As at end of the year                     1.69      1,921,751           1.29      2,335,462           1.58      2,531,561
                                          ====      =========           ====      =========           ====      =========


                                     Non-vested                                   Remaining
                                       shares       Price range      Price*       period to
                                     outstanding          $            $           vesting
Period granted or repurchased         1,533,887     1.51 - 1.75       1.64       1 to 4 years
Pre March 31, 1999                      298,437     2.33              2.33       0 to 1 year
April 1, 2000 - March 31, 2001
April 1, 2001 - March 31, 2002           89,427     6.83              6.83       1 to 4 years


Information relating to Fisher & Paykel Appliances Holdings Limited shares issued under these Schemes before reorganization are as follows:

                                               2002                           2001                          2000
                                         Price*     Number of          Price*     Number of          Price*    Number of
                                           $         shares              $         shares              $         shares
As at beginning of the year               0.91      2,432,896           1.13      2,637,166           1.14      2,492,215
Granted during the year                      -              -              -              -           1.66        406,311
Purchased during the year                 3.93         72,277              -              -              -              -
Vested during the year                    0.89       (484,700)          0.78       (150,728)          1.23       (205,233)
Lapsed due to resignation                 1.30        (40,863)          1.16        (53,542)          1.17        (56,127)
                                          ----      ---------           ----      ---------           ----      ---------
As at end of the year                     1.13      1,979,610           0.91      2,432,896           1.13      2,637,166
                                          ----      ---------           ----      ---------           ----      ---------


                                     Non-vested                                        Remaining
                                       shares        Price range      Price*           period to
                                    outstanding           $             $               vesting
Period granted or purchased
Pre March 31, 1999                    1,597,779      1.08 - 1.25       1.17           1 to 4 years
April 1, 1999 - March 31, 2000          310,978      1.66              1.66           0 to 1 year
April 1, 2000 - March 31, 2001
April 1, 2001 - March 31, 2002           70,853      3.93              3.93           1 to 4 years
                                      ---------
                                      1,979,610
                                      ---------

*Weighted average

AFTER REORGANIZATION

Shares are issued at a discount of 20% of market price, on terms permitted by the Schemes in accordance with section DF7 of the New Zealand Income Tax Act 1974, with no interest being charged on the loans. The qualifying period between grant and vesting date is 3 years. Dividends paid during the qualifying period on shares allocated to employees under the Scheme are paid to the employees. Voting rights on the shares are exercisable by the employees under the scheme.

62,196 Fisher & Paykel Healthcare shares (2001 Nil) are held by the Scheme, being 0.1% (2001 0.0%) of the Company's issued and paid up capital. As at March 31, 2002, all shares were allocated to employees or executives, except for 270 (2001 Nil). Once vested an employee participant may elect to transfer the shares into his or her own name, after which the shares are freely transferable.

All shares are allocated to employees at the time of issue, on the condition that should they leave the company before the qualifying period ends, their shares will be repurchased by the Trustees at the lesser of market price and the price at which the shares were originally allocated to the employee, subject to repayment of the original loan.

Any such repurchased shares are sold by the Trustees. Trustees of the Employee Share Purchase Schemes are appointed by the Company.

Information relating to Fisher & Paykel Healthcare shares issued under the Scheme after reorganization are as follows:

                                                 2002                           2001                          2000
                                         Price*       Number of          Price*      Number of         Price*      Number of
                                           $           shares              $           shares            $           shares
As at beginning of the year
Granted during the year                   3.76         62,196                -            -               -             -
Purchased during the year
Vested during the year
Lapsed due to resignation                 3.76           (270)               -            -               -             -
                                          ----         ------            -----         ----            ----         -----
As at end of the year                     3.76         61,926              -              -              -              -
                                          ----         ------            -----         ----            ----         -----

                                   Non-vested                                   Remaining
                                     shares      Price range      Price*        period to
                                  outstanding         $              $           vesting
Period granted or purchased
Pre March 31, 1999
April 1, 1999 - March 31, 2000
April 1, 2000 - March 31, 2001

April 1, 2001 - March 31, 2002       61,926          3.76          3.76          3 years
                                     ------
                                     61,926
                                     ------

*Weighted average

Options are granted to selected employees pursuant to the Share Option Plans and become exercisable in three equal annual instalments commencing no earlier than the second anniversary of the grant date and all unexercised options expire on the fifth anniversary of the grant date. Options also become exercisable if a person, or a group of persons acting in concert, acquires more than half of the Company's outstanding ordinary shares. On leaving employment due to death, serious illness, accident, permanent disablement, redundancy or other circumstances as determined by the Company's board, the employee or, if applicable, the employee's executor, will have one month to exercise all outstanding options. On a termination of employment for any other reason all outstanding vested and unvested options will lapse.

Information relating to Fisher & Paykel Healthcare share options issued under the Plan is as follows:

                                             2002                          2001                          2000
                                   Exercise                                                    Exercise
                                     price        Number of      Exercise       Number of        price        Number of
                                       $        share options      price      share options        $        share options
As at beginning of the year
Granted during the year                4.69        1,534,500           -              -              -                 -
Vested during the year
Lapsed due to resignation              4.69          (12,000)          -              -              -                 -
                                       ----        ---------     -------        -------        -------           -------
As at end of the year                  4.69        1,522,500           -              -              -                 -
                                       ----        ---------     -------        -------        -------           -------


                                                                                        Remaining
                                 Share options     Price range     Exercise price       period to
                                  outstanding           $                $               vesting
Period granted or purchased
Pre March 31, 1999
April 1, 1999 - Mach 31, 2000
April 1, 2000 - March 31, 2001

April 1, 2001 - March 31, 2002     1,522,500           4.69             4.69           2 to 5 years
                                   ---------
                                   1,522,500
                                   ---------

*Weighted average

10.     INVESTMENTS IN SUBSIDIARIES

                 PARENT
          2001              2002
        US$000            US$000
        65,015            29,758  Shares in subsidiary companies

The Parent's investment in subsidiaries comprises shares at net asset value. The assets and liabilities attributed to Fisher & Paykel Healthcare Corporation Limited are largely owned by the following subsidiaries:

                                                 Country of    Interest Held by
                                                  Domicile         Group             Principal activities
                                                                   2002    2001
*Fisher & Paykel Healthcare Limited                  NZ            100%    100%     Manufacture & Distribution of Healthcare
                                                                                    Products

Fisher & Paykel Healthcare Limited                   UK            100%    100%     Distribution of Healthcare Products

*Fisher & Paykel Healthcare Pty Limited              Australia     100%    100%     Distribution of Healthcare Products

Fisher & Paykel Healthcare Inc.                      USA           100%    100%     Distribution of Healthcare Products

Fisher & Paykel Healthcare SAS                       France        100%    100%     Distribution of Healthcare Products

Fisher & Paykel Healthcare GmbH                      Germany       100%    100%     Distribution of Healthcare Products

Fisher & Paykel Holdings Inc.                        USA           100%    100%     Non Trading Holding Company

*Fisher & Paykel Healthcare Properties Limited       NZ            100%    0%       Property Owning Company


All subsidiaries have a balance date of March 31.

*Fisher & Paykel Healthcare Corporation Limited together with those above companies marked with an asterisk are the companies in the Negative Pledge Agreement (refer note 14).

The following companies were disposed of as part of the reorganization in November 2001:

Fisher & Paykel Limited                             NZ              0%      100%     Manufacture & Distribution of Appliances

Fisher & Paykel Australia Pty Limited               Australia       0%      100%     Distribution of Appliances

Fisher & Paykel Manufacturing Pty Limited           Australia       0%      100%     Manufacture of Appliances

Fisher & Paykel (Singapore) Pte Limited             Singapore       0%      100%     Distribution of Appliances

Fisher & Paykel Appliances Inc.                     USA             0%      100%     Distribution of Appliances

Fisher & Paykel Appliances Limited                  UK              0%      100%     Distribution of Appliances

Fisher & Paykel Finance Limited                     NZ              0%      100%     Consumer & Commercial Finance

Consumer Finance Limited                            NZ              0%      100%     Consumer Finance

Equipment Finance Limited                           NZ              0%      100%     Commercial Finance

Fisher & Paykel Australia Holdings Limited          Australia       0%      100%     Non Trading Holding Company

Fisher & Paykel Production Machinery Limited        NZ              0%      100%     Machinery Manufacturer

An analysis of operations divested is provided in note 17.

          PARENT                                                                             CONSOLIDATED
    2001          2002                                                                   2002            2001
   US$000        US$000                                                                 US$000          US$000
11.      DEFERRED TAXATION/FUTURE TAXATION BENEFIT

                            Balance at beginning of the year:
                                Deferred taxation                                        1,418            1,706
            -           23  Current year timing differences                               (180)             676
                            Other movements                                                 18             (642)
                         2  Effect of foreign currency translation                         123             (322)

                            Balance at end of the year:
         ----           --                                                               -----            -----
            -           25      Deferred taxation                                        1,379            1,418
         ====           ==                                                               =====            =====

          PARENT                                                                             CONSOLIDATED
    2001          2002                                                                   2002            2001
   US$000        US$000                                                                 US$000          US$000
12.      BANK OVERDRAFTS

                              Bank overdrafts                                              558              551

Call borrowings and bank overdrafts in foreign currencies total:
                       NZD   0.000 million (2001 NZD 0.000 million)
                       GBP   0.094 million (2001 GBP 0.023 million)
                       EUR   0.468 million (2001 EUR 0.592 million)

Bank overdrafts come under the Negative Pledge Agreement as set out in Note 14.

                                                                                          2002             2001
Unused Lines of Credit                                                                  US$000           US$000

          Bank Overdraft Facilities                                                     15,498            1,333

          PARENT                                                                             CONSOLIDATED
    2001          2002                                                                   2002            2001
   US$000        US$000                                                                 US$000          US$000
13.      PROVISIONS

                            Current

                            Warranty                                                       254              218
                            Unrealized loss on foreign currency instruments              6,241           10,966
         ----           --                                                               -----           -------
                                                                                         6,495           11,184
         ----           --                                                               -----           ------
                            Term
                            Unrealized loss on foreign currency instruments                  -            8,135
            -           75  Other                                                           75                -
         ----           --                                                               -----            -----
            -           75                                                                  75            8,135
         ----           --                                                               -----            -----

          PARENT                                                                             CONSOLIDATED
    2001          2002                                                                   2002            2001
   US$000        US$000                                                                 US$000          US$000
14.      TERM BORROWINGS

                            Borrowing facilities due for repayment:
                                                                                         -----            -----
                            Current                                                      2,727            2,909
                                                                                         =====            =====
                            One to two years                                               670              239
                            Two to three years                                               -              447
                                                                                         -----            -----
                            Term                                                           670              686
                                                                                         -----            -----

These borrowings have been aged in accordance with the facilities' terms. All borrowings are drawn down by way of short term bills at interest rates current at draw down date (weighted average 3.8%, 2001 6.4%).

Borrowings in foreign currencies total EURO 1.0 million (2001 EURO 2.3 million).

A Negative Pledge Agreement has been executed with certain of the Group's bankers. Major trading companies operating under a Negative Pledge Agreement together with the parent company are listed in note 10. The negative pledge includes the covenant that security can be given only in limited circumstances. The principal covenants of the negative pledge are that:

(a) the debt cover ratio for each of the Group and Guaranteeing Group (refer note 10) shall not exceed 3 times;

(b)   the interest cover ratio for the Group shall not be less than 3 times;

(c) the net tangible assets of the Group shall not be less than NZ$100 million; and

(d) the total tangible assets of the Guaranteeing Group shall constitute at least 80% of the total tangible assets of the Group.

                     Unused Lines of Credit                            2002          2001
                                                                      US$000        US$000
CONTINUING OPERATIONS
Term Borrowings Current                                                 3,498              -
Term Borrowings 1 - 2 years
Term Borrowings 2 - 3 years
Term Borrowings 3 - 4 years
DISCONTINUED OPERATIONS
Term Borrowings Current
Term Borrowings 1 - 2 years
Term Borrowings 2 - 3 years
Term Borrowings 3 - 4 years
TOTAL OPERATIONS
Term Borrowings Current                                                 3,498            962
Term Borrowings 1 - 2 years                                                 -         16,904
Term Borrowings 2 - 3 years                                                 -          2,821
Term Borrowings 3 - 4 years                                                 -          4,030

For the 2001 year it is not possible to distinguish the operations against which the unused lines of credit relate, therefore unused lines of credit information has been shown only against total operations.

            PARENT                                                                           CONSOLIDATED
      2001            2002                                                               2002            2001
     US$000          US$000                                                             US$000          US$000
15.      OTHER CURRENT LIABILITIES

                            Employee entitlements                                        1,933            1,107
           37          374  Other creditors and accruals                                 1,977            1,855
           --          ---                                                               -----            -----
           37          374                                                               3,910            2,962
           ==          ===                                                               =====            =====

            PARENT                                                                                         CONSOLIDATED
      2000        2001         2002                                                            2002            2001         2000
     US$000      US$000       US$000                                                          US$000           US$000      US$000
16.      SHAREHOLDERS' EQUITY

                                       102,335,083 (2001 118,111,137) ordinary
                                       shares issued and paid up. All ordinary
                                       shares rank equally with one vote
                                       attaching to each fully paid ordinary
                                       share.

      227,053     232,362     235,107  Shareholders' equity before reserves brought forward   261,579          263,845     258,441
        1,693           -      11,085  Issue of share capital (i)                              11,085                -       1,693
       28,022       8,947      17,136  Profit for the year                                     20,909            3,936      28,117
                                       Increase in equity from disposition of
            -           -         971  unallocated shares                                         971                -           -
            -           -     (89,489) Repurchase of share capital                            (89,489)               -           -
       (9,163)          -     (12,230) Dividends      Special                                 (12,230)               -      (9,163)
      (6,080)     (6,202)     (9,785)                 Interim                                  (9,785)          (6,202)     (6,080)
       (9,163)          -      (8,806)                 Final                                   (8,806)               -      (9,163)
            -           -     (82,926) Transfer from reserves                                 (82,947)               -           -
      -------     -------      ------                                                          ------          -------     -------
                                       Shareholders' equity before reserves carried
      232,362     235,107      61,063  forward                                                 91,287          261,579     263,845
      -------     -------      ------                                                          ------          -------     -------
       27,868      29,316      24,919  Revaluation reserve brought forward
        1,448     (4,397)       3,046  Revaluation of subsidiaries
                                       Transfer of discontinued revaluation reserve to
            -           -       1,488  shareholders' equity before reserves
      (53,647)    (70,255)   (106,082) Currency translation reserve brought forward          (107,635)         (72,422)    (57,167)
      (16,608)    (35,827)      9,894  Movement for the year                                    9,167          (35,213)    (15,255)
                                       Transfer of discontinued currency translation
            -           -      81,438  reserve to shareholders' equity before reserves         82,947                -           -
      -------     -------      ------                                                          ------          -------     -------
      (40,939)    (81,163)     14,703  Total reserves                                         (15,521)        (107,635)    (72,422)
      -------     -------      ------                                                          ------          -------     -------

      -------     -------      ------                                                          ------          -------     -------
      191,423     153,944      75,766  Total shareholders' equity                              75,766          153,944     191,423
      =======     =======      ======                                                          ======          =======     =======

(i) 2,640,000 shares issued under the over-allotment option in relation to the Company's listing on the NASDAQ, and 62,196 shares issued to the Share Purchase Scheme in the year ended March 31, 2002. 561,900 shares issued to the Share Purchase Scheme in the year ended March 31, 2000.

             PARENT                                                                                         CONSOLIDATED
       2000          2001        2002                                                           2002            2001         2000
      US$000        US$000      US$000                                                         US$000          US$000       US$000
17.      CASH FLOW

Reconciliation of group profit from continuing operations to cash flows from operating activities

                                       Group profit from continuing operations after
       28,022       8,947      28,931  taxation                                                26,814            4,247      16,763
                                       Add (deduct) non-cash items:
                                       Depreciation and writedown of fixed assets to
                                       recoverable amount                                       2,517            2,373       2,147
                                       Amortisation of patents and trademarks                       1                1           -
                                       Amortisation of goodwill                                   160              168         199
         (137)          -         (87) Accrued interest income                                    (87)               -           -
                                       Movement in provisions                                     111              (4)          88
                                       Movement in deferred tax/future tax benefit                 39              288       1,441
                                       Movement in working capital
          (13)         15         402      Payables and accruals                               (2,416)          (2,426)     (2,093)
            -           -        (184)     Debtors and prepayments                             (2,819)          (2,713)     (1,037)
                                           Inventory                                           (1,107)             809         331
                                           Provision for taxation net of supplementary
        1,057         194         229  dividend paid                                            4,665           (1,058)      3,027
                                       Movement in unrealized revaluations of foreign
                                       currency instruments                                   (12,860)          19,101           -

          (53)       (138)       (101) Foreign currency exchange translation                      (59)            (661)       (503)
       ------       -----    --------                                                        --------            -----      ------
                                       Net cash flow from continuing operations from
       28,876       9,018      29,190  continuing operations                                   14,959           20,125      20,363
       ======       =====    ========                                                        ========           ======      ======
Analysis of operations divested:
            -           -     127,553  Fixed assets                                           127,553                -           -
            -           -     252,425  Current assets                                         252,425                -           -
            -           -    (231,271) Current liabilities                                   (231,271)               -           -
            -           -     (11,795) Loss on disposal                                       (11,795)               -           -
                               (8,399) Effect of foreign currency translation                  (8,399)
       ------       -----    --------                                                        --------            -----      ------
            -           -     128,513                                                         128,513                -           -
       ======       =====    ========                                                        ========            =====      ======

                                                                                                        CONSOLIDATED
                                                                                              2002          2001           2000
                                                                                             US$000        US$000         US$000
19.      DISCONTINUED OPERATIONS

Reconciliation of profit from discontinued operations to cash flows from operating activities

               Profit from discontinued operations after taxation                              (5,905)            (311)     11,354

               Add/(deduct) non-cash items:

               Depreciation and writedown of fixed assets to recoverable amount                10,142           19,271      21,883

               Accrued Finance Group interest expense                                             607              462         292

               Accrued interest income                                                              9               42        (42)

               Loss on disposal of operations                                      2           11,795                -           -

               Movements in provisions                                                          1,806              205      (2,013)

               Movement in deferred tax/future tax benefit                                       (195)          (4,168)       (578)

               Movement in working capital

                  Payables and accruals                                                        14,616           (8,842)      5,649

                  Debtors and prepayments                                                      (9,350)          11,184      (7,088)

                  Inventory                                                                    (3,948)           6,789      (2,759)

                  Provision for taxation net of supplementary dividend paid                    (2,155)           2,609       2,534

               Writedown of investment                                                              -              435           -

               Movement in unrealized revaluations of foreign currency instruments             (5,391)          10,328           -

               Foreign currency exchange translation                                            1,205          (12,188)     (4,278)
                                                                                               ------          -------      ------
               Net cash flow from operations from discontinued operations                      13,236           25,816      24,954
                                                                                               ======          =======      ======

                                                                                                  Consolidated

                                                                                                 2002             2001
                                                                                               US$000           US$000
Discontinued statements of financial position as at March 31,
               ASSETS

               Current assets

                  Cash and bank balances                                                            -            1,008
                  Debtors and prepayments                                                           -           32,693
                  Finance receivables                                                               -           68,254
                  Inventories                                                                       -           57,946
                  Taxation                                                                          -           (1,239)
                                                                                              -------         --------
               Total current assets                                                                 -          158,662
               Long-term assets
                  Fixed assets                                                                      -          121,347
                  Other assets                                                                      -              380
                  Finance receivables                                                               -           41,014
                  Deferred taxation                                                                 -            3,648
                                                                                              -------         --------
               TOTAL ASSETS                                                                         -          325,051
                                                                                              -------         --------
               LIABILITIES

               Current liabilities

                  Bank overdrafts                                                                   -              847
                  Call borrowings                                                                   -            1,008
                  Trade creditors                                                                   -           15,815
                  Provisions                                                                        -           17,203
                  Finance borrowings                                                                -           70,296
                  Term borrowings                                                                   -            2,839
                  Taxation                                                                          -            1,503
                  Other liabilities                                                                 -           12,570
                                                                                              -------         --------
               Total current liabilities                                                            -          122,081

               Term liabilities

                  Term borrowings                                                                   -           43,522
                  Finance borrowings                                                                -           29,630
                  Provisions                                                                        -            4,607
                                                                                              -------         --------
               TOTAL LIABILITIES                                                                    -          199,840
                                                                                              -------         --------
               OWNERSHIP INTERESTS

               Net investment in Appliances and Finance businesses                                  -          125,211
                                                                                              -------         --------
               TOTAL LIABILITIES AND OWNERSHIP INTERESTS                                            -          325,051
                                                                                              =======         ========

             PARENT                                                                          CONSOLIDATED
        2001        2002                                                                2002          2001
       US$000      US$000                                                              US$000        US$000
19.      IMPUTATION CREDIT ACCOUNTS

       10,150       9,181  Balance brought forward

        3,416      13,517  Imputation credits attached to dividends received
          263          25  Tax paid
                           Imputation credits attached to dividends paid to
       (2,664)    (13,337) shareholders

            -        (664) Imputation credits attached to shares bought back
            -      (8,991) Imputation credits paid on reorganization
       (1,984)        295  Effect of foreign currency translation
       ------      ------
        9,181          26  Balance carried forward
       ======      ======
                           Imputation credits directly and indirectly available
                           to shareholders as at March 31, 2002 are:

                           Parent                                                           26          9,181
                           Subsidiaries                                                      -             39
                                                                                            --          ------
                           Balance carried forward                                          26          9,220
                                                                                            ==          ======

Dividends paid by New Zealand resident companies may include imputation credits representing the income taxes paid by the company on profits to be distributed as dividends. New Zealand resident shareholders may claim a tax credit equal to the value of the imputation credits attached to dividends. The company acts as a conduit for the central government in achieving taxation relief. Accordingly the credits are not recognized in the financial statements of the company.

         PARENT                                                                            CONSOLIDATED
    2001          2002                                                                   2002            2001
   US$000        US$000                                                                 US$000          US$000
                 C>
20.      CONTINGENT LIABILITIES

                           Contingent liabilities                                            -              -

Periodically we are a party to litigation including product liability and patent claims. To date such claims have been settled for relatively small monetary amounts which have been expensed or covered by our insurance. We are unaware of the existence of any claim that would have a material impact on the operations of the company.

           PARENT                                                                           CONSOLIDATED
      2001          2002                                                                2002            2001
     US$000        US$000                                                              US$000          US$000
21.      COMMITMENTS

                           Continuing operations

                           Capital expenditure commitments at March 31,
                           Within one year                                               4,078            507
                                                                                         -----            ---

                           Total                                                         4,078            507
                                                                                         =====            ===
                           Lease commitments under non-cancellable operating
                           leases:
                           Within one year                                               1,028            735
                           Between one and two years                                       674            439
                           Between two and three years                                     368             81
                           Between three and four years                                    169             77
                           Between four and five years                                     165             71
                           Over five years                                                 108              -

Operating lease commitments relate mainly to occupancy leasing of buildings

                           Discontinued operations

                           Capital expenditure commitments at March 31,
                           Within one year                                                   -          1,742
                                                                                         -----            ---
                           Total                                                             -          1,742
                                                                                         =====          =====
                           Lease commitments under non-cancellable operating
                           leases:
                           Within one year                                                              3,246
                           Between one and two years                                         -          2,824
                           Between two and three years                                       -          2,246
                           Between three and four years                                      -          2,165
                           Between four and five years                                       -          1,971
                           Over five years                                                   -          6,969

22.      CURRENCY

For the purpose of translating assets and liabilities denominated in foreign currencies the following conversion rates have been applied at March 31:

                                                                               2002         2001         2000
    US$1.00 =                            NZD                                  2.269        2.481        2.016
                                         AUD                                  1.880        2.055        1.651
                                         GBP                                  0.701        0.707        0.627
                                         EUR                                  1.145        1.144        1.042


23. RELATED PARTY TRANSACTIONS

During the year the Group has not entered into any material contracts, other than the reorganization noted below, involving related parties or directors' interests.

In connection with the reorganization, on August 23, 2001, Fisher & Paykel Healthcare Corporation Limited (FPH) entered into a separation arrangement agreement with Fisher & Paykel Appliances Holdings Limited (FPA), which would own slightly less than 20% of the ordinary shares of FPH following the reorganization. The separation arrangement agreement provided, among other things, that:

(a) any asset or liability held by FPH after the effective date of the reorganization that is properly attributable to FPA, other than the borrowings FPH agreed to assume as part of the reorganization or any asset or liability held by FPA or its subsidiaries that is properly attributable to FPH, is to be transferred and assigned or novated to FPA or FPH, as the case may be. Until the transfer and assignment or novation occurs, the asset or liability is to be held on behalf of, and with the appropriate accountability to and indemnification from, FPA or FPH, as appropriate;

(b) assets or liabilities for which no proper attribution can be determined will be attributed to each of FPA and FPH pro rata, in proportion to the respective values attributed to FPA and FPH as of the date of the separation arrangement agreement, unless each agree to a different allocation;

(c) FPH and FPA have agreed to ongoing sharing and co-operation arrangements concerning matters including the use of the name "Fisher & Paykel", land owned by FPH to which FPA requires limited access, joint procurement, including product liability insurance arrangements, the sharing of technological developments in prescribed circumstances, the use of domain names "fisherpaykel.com" and "fisher&paykel.com", FPH continuing to administer loans under existing employee share schemes, two patents owned by FPA that FPH may use in its business, the retention of records and access to corporate information;

(d) FPH and FPA will use best endeavors to distinguish the respective businesses from each other; and

(e) FPH will indemnify FPA and its subsidiaries for all losses, damages, liabilities, claims, costs and expenses that may be incurred by it and any of its subsidiaries after the effective date of the reorganization relating to the healthcare business as carried on by Fisher & Paykel Industries prior to the effective date of the reorganization and by FPH after the effective date of the reorganization, and FPA will similarly indemnify FPH and its subsidiaries in relation to the operation of the appliances and finance businesses.

Any claims made against FPH that are properly attributable, in accordance with the separation arrangement agreement, to either the appliances or finance business would require FPH to exercise its rights under the separation arrangement agreement to obtain payment or indemnification from FPA. FPH is exposed to the risk that, in these circumstances, FPA cannot, or will not, make the required payment or indemnify FPH.

24. FINANCIAL INSTRUMENTS PARENT COMPANY AND TRADING GROUP

MANAGEMENT POLICIES

Through its importing and exporting activities, the Group generates a number of internal foreign currency hedges. General policy is to monitor current and anticipated future foreign currency trading cash flows and advice is taken on likely foreign currency rate trends. The Company enters into foreign currency option contracts, and forward foreign currency contracts in managing its foreign exchange risk.

The purpose of the Company's foreign currency hedging activities is to protect the Company from exchange rate volatility with respect to functional currency (NZ Dollars) net cash movements resulting from the sales of products to foreign customers, and the purchase of raw materials in foreign currency from foreign and domestic suppliers. The Company enters into foreign currency option contracts and forward foreign currency contracts to hedge anticipated New Zealand based net sales/costs denominated principally in U.S. dollars, the euro, the British pound and Australian dollars.

The terms of the foreign currency option contracts and forward currency contracts generally do not exceed three years.

As of April 1, 2001 the Company adopted Statement of Financial Accounting Standards No 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) as amended, which standardises the accounting for derivative instruments. The Company's hedging contracts have not been designated as accounting hedges under SFAS 133 because of the restrictive definitions and therefore are marked to market with the resulting gains and losses being recognized in earnings in the period of change.

Unrealized gains or losses are recognized as incurred on the Statement of Financial Position as either other assets, within debtors and prepayments, or provisions and are recorded as gains or losses on the Statements of Financial Performance. Unrealized gains and losses on currency derivatives are determined based on dealer quoted prices.

Interest rate risks are regularly monitored and advice taken on likely trends. When considered appropriate, the Group will swap its floating interest rate borrowings and deposits into fixed interest rate borrowings and deposits.

Management of foreign currency and interest rate risk is regularly reported to the Board of Directors.

FAIR VALUE

Estimated fair values of the Group's financial assets and liabilities at March 31 are as follows:

                                                                                2002                       2001
                                                                        Carrying    Fair Value    Carrying      Fair Value
                                                                         Amount                    Amount
                                                                         US$000       US$000       US$000         US$000
CONTINUING OPERATIONS
Cash at bank                                                              32,315       32,315        2,085          2,085
Debtors                                                                   14,828       14,828       13,246         13,246
Advances under employee share ownership plans                              2,712        2,368        4,554          3,916
Call borrowings and bank overdrafts                                         (558)        (558)        (551)          (551)
Term borrowings                                                           (3,397)      (3,397)      (3,595)        (3,595)
Creditors                                                                 (7,598)      (7,598)      (6,386)        (6,386)
Foreign currency forward exchange contracts                                1,284        1,284         (797)          (797)
Foreign currency option agreements                                        (5,451)      (5,451)     (18,304)       (18,304)
Interest rate swaps
DISCONTINUED OPERATIONS
Cash at bank                                                                   -            -          839            839
Debtors                                                                        -            -       33,585         33,585
Advances under employee share ownership plans
Call borrowings and bank overdrafts                                            -            -       (1,855)        (1,855)
Term borrowings                                                                -            -      (46,362)       (46,216)
Creditors                                                                      -            -      (18,276)       (18,276)
Foreign currency forward exchange contracts                                    -            -         (651)          (651)
Foreign currency option agreements                                             -            -       (8,584)        (8,584)
Interest rate swaps                                                            -            -            -           (845)
TOTAL OPERATIONS
Cash at bank                                                              32,315       32,315        2,924          2,924
Debtors                                                                   14,828       14,828       46,831         46,831
Advances under employee share ownership plans                              2,712        2,368        4,554          3,916
Call borrowings and bank overdrafts                                         (558)        (558)      (2,406)        (2,406)
Term borrowings                                                           (3,397)      (3,397)     (49,957)       (49,811)
Creditors                                                                 (7,598)      (7,598)     (24,662)       (24,662)
Foreign currency forward exchange contracts                                1,284        1,284       (1,448)        (1,448)
Foreign currency option agreements                                        (5,451)      (5,451)     (26,888)       (26,888)
Interest rate swaps                                                            -            -            -           (845)

Estimated fair values of the Parent Company's financial assets and liabilities at March 31 are as follows:

                                                                                 2002                      2001
                                                                         Carrying    Fair Value    Carrying     Fair Value
                                                                          Amount                    Amount
                                                                          US$000       US$000       US$000        US$000
Cash at bank                                                              30,298       30,298           16             16
Intergroup advances                                                       10,894       10,894       83,799         83,799
Advances under employee share ownership plans                              2,712        2,368        4,554          3,916
Creditors                                                                   (374)        (374)         (37)           (37)

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash at bank, debtors, creditors, call borrowings, bank overdrafts and intergroup advances.

Carrying amounts of these items are equivalent to their fair values.


Advances under employee share ownership plans

Fair values are estimated based on current market interest and period to maturity.

Term borrowings

Fair value is estimated based on current market interest rates available to the Group for debt of similar maturities.

Foreign currency forward exchange contracts and option agreements

Fair values are estimated based on the quoted market prices of these instruments at balance date.

Interest Rate Swaps

Fair values are estimated based on the quoted market prices of these instruments at balance date.

Off balance sheet risk

The Group has entered into foreign currency forward exchange contracts and foreign currency option agreements to manage its exposure to fluctuations in foreign currency exchange rates. These financial instruments are subject to the risk that exchange rates may change subsequent to acquisition.

Notional principal foreign exchange and option agreements amounts outstanding were as follows for continuing operations:

                                                                    2002            2001
                                                                  US$000          US$000
CONTINUING OPERATIONS
Sale commitments forward exchange contracts                       37,757           8,872
Put option agreements purchased                                  102,907          18,025
Call option agreements sold                                       39,702          57,459
DISCONTINUED OPERATIONS
Purchase commitments forward exchange contracts                        -           2,249
Sale commitments forward exchange contracts                            -           2,734
Put option agreements purchased                                        -          42,339
Call option agreements sold                                            -         227,900
TOTAL OPERATIONS
Purchase commitments forward exchange contracts                        -           2,249
Sale commitments forward exchange contracts                       37,757          11,606
Put option agreements purchased                                  102,907          60,364
Call option agreements sold                                       39,702         285,359

The Group has entered into interest rate swaps to manage its exposure to fluctuations in floating interest rates. These financial instruments are subject to the risk that interest rates may change subsequent to implementation.

All of the interest rate swaps at March 31, were to hedge borrowings outstanding. Notional principal or contract amounts outstanding were as follows:

                                                                    2002            2001
                                                                   US$000          US$000
CONTINUING OPERATIONS
Interest rate swaps                                                    -               -
DISCONTINUED OPERATIONS
Interest rate swaps                                                    -          36,426
TOTAL OPERATIONS
Interest rate swaps                                                    -          36,426

Credit Risk

Foreign currency forward exchange contracts, foreign currency option agreements and interest rate swaps have been entered into with Trading Banks. The Group's exposure to credit risk from these financial instruments is limited because it does not expect non-performance of the obligations contained therein due to the credit rating of the financial institutions concerned. The Group does not require collateral or other security to support financial instruments.

In the normal course of business the Group incurs credit risk with trade receivables. The Group has a credit policy which is used to manage this exposure to credit risk. As part of this policy, limits on exposure are monitored on a regular basis. There are no significant concentrations of credit risk.

Customer Concentration

The five largest customers have been the following proportion of the Group's continuing operations revenue: 2002 29.1% (2001 30.5%, 2000 31.0%).

Receivable Concentration

The five largest customers have been the following proportion of the Group's debtors: 2002 29.2% (2001 35.1%, 2000 34.2%).

25.       EMPLOYEE REMUNERATION

Fisher & Paykel Healthcare operates in a number of countries where remuneration market levels differ widely. During the year, the number of employees or former employees, not directors of Fisher & Paykel Healthcare Corporation Limited received remuneration and the value of other benefits that exceeded $41,590 (2001 $43,750) (NZ$100,000) as follows:

CONTINUING OPERATIONS

          Remuneration             Number of Employees               Remuneration                Number of Employees
      US$                US$         2002       2001              US$                 US$         2002         2001
          41,590  -        45,749         6           7                108,135  -     112,293            1           1
          45,750  -        49,908        11          13                112,294  -     116,452            2           1
          49,909  -        54,067         6           3                116,453  -     120,611            3
          54,068  -        58,226         6           5                120,612  -     124,770            1           1
          58,227  -        62,385        10                            128,930  -     133,088            1
          62,386  -        66,544         4           1                133,089  -     137,247
          66,545  -        70,703         5           1                137,248  -     141,406
          70,704  -        74,862         3           2                141,407  -     145,565            2
          74,863  -        79,021         1           8                145,566  -     149,724            1           1
          79,022  -        83,180         3          10                153,884  -     158,042
          83,181  -        87,339         4           5                166,361  -     170,519
          87,340  -        91,498         2           6                178,838  -     182,996                        1
          91,499  -        95,657         3           4                191,315  -     195,473
          95,658  -        99,816         8           3                228,746  -     232,904            1
          99,817  -       103,975         6           1                266,177  -     270,335
         103,976  -       108,134         5                            274,495  -     278,653

DISCONTINUED OPERATIONS

          Remuneration             Number of Employees             Remuneration               Number of Employees
      US$                US$         2002       2001           US$                US$           2002         2001
          41,590  -        45,749         6          28           108,135  -       112,293             1           1
          45,750  -        49,908         2          26           112,294  -       116,452
          49,909  -        54,067         5          14           116,453  -       120,611                         2
          54,068  -        58,226         7          10           120,612  -       124,770
          58,227  -        62,385         4          10           128,930  -       133,088                         1
          62,386  -        66,544         4           8           133,089  -       137,247                         2
          66,545  -        70,703         4          10           137,248  -       141,406                         1
          70,704  -        74,862         4           5           141,407  -       145,565
          74,863  -        79,021         2           5           145,566  -       149,724                         1
          79,022  -        83,180         1           3           153,884  -       158,042                         1
          83,181  -        87,339         1           3           166,361  -       170,519                         1
          87,340  -        91,498         2           8           178,838  -       182,996
          91,499  -        95,657                     2           191,315  -       195,473                         1
          95,658  -        99,816         3           3           228,746  -       232,904
          99,817  -       103,975                     3           266,177  -       270,335             1
         103,976  -       108,134                     1           274,495  -       278,653                         1

TOTAL OPERATIONS

          Remuneration             Number of Employees             Remuneration               Number of Employees
      US$                US$         2002       2001           US$                US$           2002         2001
          41,590  -        45,749        12          35           108,135  -       112,293             2           2
          45,750  -        49,908        13          39           112,294  -       116,452             2           1
          49,909  -        54,067        11          17           116,453  -       120,611             3           2
          54,068  -        58,226        13          15           120,612  -       124,770             1           1
          58,227  -        62,385        14          10           128,930  -       133,088             1           1
          62,386  -        66,544         8           9           133,089  -       137,247             -           2
          66,545  -        70,703         9          11           137,248  -       141,406             -           1
          70,704  -        74,862         7           7           141,407  -       145,565             2           -
          74,863  -        79,021         3          13           145,566  -       149,724             1           2
          79,022  -        83,180         4          13           153,884  -       158,042             -           1
          83,181  -        87,339         5           8           166,361  -       170,519             -           1
          87,340  -        91,498         4          14           178,838  -       182,996             -           1
          91,499  -        95,657         3           6           191,315  -       195,473             -           1
          95,658  -        99,816        11           6           228,746  -       232,904             1           -
          99,817  -       103,975         6           4           266,177  -       270,335             1           -
         103,976  -       108,134         5           1           274,495  -       278,653             -           1

26. UNITED STATES GAAP RECONCILIATION

Fisher & Paykel Healthcare Corporation Limited prepares its financial statements in accordance with generally accepted accounting practice in New Zealand (NZ
GAAP). NZ GAAP differs in certain significant respects from generally accepted accounting principles in the United States (U.S. GAAP), as they relate to the company. These differences and the effect of the adjustments necessary to present Fisher & Paykel Healthcare Corporation Limited's Group Profit, Shareholders' Equity and Cash Flows in accordance with U.S. GAAP as of March 31, 2001 and 2002 and for the years ended March 31, 2000, 2001 and 2002, are detailed below.

                                                                                          FISCAL YEAR ENDED MARCH 31,
                                                                                         2002           2001           2000
                                                                              (IN THOUSANDS OF US DOLLARS EXCEPT PER SHARE DATA)
(I) GROUP PROFIT

Group profit from continuing operations in accordance with NZ GAAP                       $26,814         $4,247        $16,763

U.S. GAAP adjustments:
    (a)Stock compensation                                                                   (544)           (35)           (23)
    (d)Capitalization and amortization of interest relating to fixed assets                  (29)           (18)           471
    (e)Pension benefit                                                                       113             14             86
    (j)Unrealized (loss) gain on foreign currency instruments                                  -          2,467         (3,478)
    (k)Deferred income tax                                                                   (27)          (813)           961
                                                                                         -------         ------        -------
Total U.S. GAAP adjustments to group profit from continuing operations                      (487)         1,615         (1,983)
                                                                                         -------         ------        -------
Group profit (loss) from continuing operations in accordance with U.S. GAAP               26,327          5,862         14,780
                                                                                         -------         ------        -------

Group profit from discontinued operations in accordance with NZ GAAP                      (5,905)          (311)        11,354
    (a)Stock compensation                                                                 (1,377)          (459)          (426)
    (b)Fixed asset revaluation                                                                61            103          2,097
    (c)Provisions for restructuring and closure costs                                          -         (1,531)          (663)
    (d)Capitalization and amortization of interest relating to fixed assets                 (334)          (532)         1,130
    (e)Pension benefit (expense)                                                          (3,154)           227          1,429
    (f)Separation costs                                                                    1,111         (1,174)             -
    (g)Spin-off of Appliance and Finance businesses                                       11,795              -              -
    (j)Unrealized (loss) gain on foreign currency instruments                                  -          2,115         (3,868)
    (k)Deferred income tax                                                                 1,151            (90)           653
                                                                                         -------         ------        -------
Group profit (loss) from discontinued operations in accordance with U.S. GAAP              3,348         (1,652)        11,706
                                                                                         -------         ------        -------
Group profit in accordance with U.S. GAAP                                                $29,675         $4,210        $26,486
                                                                                         =======         ======        =======

Basic earnings per share from continuing operations in accordance with U.S. GAAP           $0.24          $0.05          $0.13
Diluted earnings per share from continuing operations in accordance with U.S.              $0.23          $0.05          $0.13
GAAP
Basic earnings per share from discontinued operations in accordance with U.S.              $0.03         ($0.01)         $0.10
GAAP
Diluted earnings per share from discontinued operations in accordance with U.S.            $0.03         ($0.01)         $0.10
GAAP
Basic earnings per share in accordance with U.S. GAAP                                      $0.27          $0.04          $0.23
Diluted earnings per share in accordance with U.S. GAAP                                    $0.26          $0.04          $0.23
Basic earnings per ADS from continuing operations in accordance with U.S. GAAP             $0.94          $0.20          $0.50
(1)
Diluted earnings per ADS from continuing operations in accordance with U.S.                $0.94          $0.20          $0.50
GAAP (1)
Basic earnings per ADS from discontinued operations in accordance with U.S.                $0.12         ($0.06)         $0.40
GAAP (1)
Diluted earnings per ADS from discontinued operations in accordance with U.S.              $0.12         ($0.06)         $0.40
GAAP (1)
Basic earnings per ADS in accordance with U.S. GAAP                                        $1.06          $0.14          $0.90
Diluted earnings per ADS in accordance with U.S. GAAP                                      $1.06          $0.14          $0.90
Basic weighted average number of shares outstanding                                  111,537,416    118,111,137    117,642,887
Diluted weighted average number of shares outstanding                                112,173,791    118,111,137    117,642,887
Basic diluted weighted average number of ADSs (1)                                     27,884,354     29,527,784     29,410,722
Diluted weighted average number of ADSs (1)                                           28,043,448     29,527,784     29,410,722
(1) Assumes four outstanding ordinary shares are equal to one ADS

                                                                                         AS OF MARCH 31,
                                                                                     2002                2001
                                                                                   (IN THOUSANDS OF US DOLLARS)
                                                                                   ----------------------------
(II)     SHAREHOLDERS' EQUITY
Shareholders' equity in accordance with NZ GAAP                                     $75,766            $153,944
U.S. GAAP adjustments:
    (b)  Fixed asset revaluation                                                          -              (9,280)

    (d)  Capitalization and amortization of interest relating to fixed                  508               5,332
assets
    (e)  Prepaid pension expense                                                        686              10,025
    (f)  Deferred separation costs                                                        -              (1,174)

    (h)  Unrealized gains on available for sale investments                               -                 821
    (i)  Employee Share Ownership Plans' loans                                       (2,712)             (4,554)

    (k)  Deferred income taxes                                                         (254)             (4,948)
                                                                                    -------            --------
Total U.S. GAAP adjustments                                                          (1,772)             (3,778)
Cumulative translation adjustment on U.S. GAAP adjustments                             (261)               (377)
                                                                                    -------            --------
Shareholders' equity in accordance with U.S. GAAP                                   $73,733            $149,789
                                                                                    =======            ========


                                                                                   FISCAL YEAR ENDED MARCH 31,
                                                                                     2002                2001
                                                                                   (IN THOUSANDS OF US DOLLARS)
                                                                                   ----------------------------
(III)    CHANGES IN U.S. GAAP SHAREHOLDERS' EQUITY
Total shareholder's equity at the beginning of the year                              149,789            184,584
Group profit                                                                          29,675              4,210
Other comprehensive income:
    Unrealized gains (losses) on available for sale investments                           57                (62)
    Movement in currency translation adjustment                                        9,369            (35,211)
                                                                                     -------           --------
Total comprehensive income                                                            39,101            (31,063)
Issuance of shares                                                                    11,085                  -

Disposition of unallocated shares                                                        971                  -

Spin off of Appliances and Finance businesses                                        (98,678)                 -
Movement in Employee Share Ownership Plans' loans                                      1,842              1,976
Amortization of unearned employee stock compensation                                     444                494
Dividends                                                                            (30,821)            (6,202)
                                                                                     -------           --------
Total shareholders' equity at the end of the year                                    $73,733           $149,789
                                                                                     =======           ========


(a) STOCK COMPENSATION

Share Option Plans

During the year ended March 31, 2002, the Group issued options to purchase ordinary shares to employees and executives under its new share option plan. Options issued under the plan are granted to purchase the Group's ordinary shares at an exercise price per share equal to the fair market value of a share on the date of grant. Options granted pursuant to the share option plan become exercisable in three equal annual instalments commencing no earlier than the second anniversary of the grant date. All unexercised options expire on the fifth anniversary of the grant date.

The Group has elected to account for option grants under the new share option plan in accordance with APB 25 "Accounting for Stock Issued to Employees"
(APB 25) for U.S. GAAP purposes. Under APB 25, compensation cost for options issued to employees to purchase ordinary shares is measured as the difference between the exercise price and the fair market value of the shares at the grant date and is recognized in earnings over the vesting period.

Under NZ GAAP, no compensation costs are recognized in the financial statements for options granted to employees. This difference in GAAP did not have an impact on the reconciliation to group profit in accordance with U.S. GAAP for the year ended March 31, 2002.

A summary of the activity under the share option plans is included in note 9 to the financial statements.

Share Purchase Plans

The Group issues ordinary shares to employees and executives under its share purchase plans. Ordinary shares are granted at a discount to market value using non-interest bearing or low interest bearing loans and vest over either a three or eight year period. A description of the share purchase plans and a summary of the activity under the plans is included in note 9 to the financial statements. The Group has elected to account for the plans in accordance with APB 25 "Accounting for Stock Issued to Employees" (APB 25) for U.S. GAAP purposes. Under APB 25, the discount on the shares awarded to employees should be recognized as compensation expense over the period to which the employees' service relates. Compensation cost for ordinary shares granted before January 18, 2001 is measured as the difference between the market price of the shares at the grant date and the price paid by the employee.

Compensation cost for ordinary shares granted under the plans on or after January 18, 2001 is measured as the difference between the market price of the shares at each statement of financial position date, through to the date the loan is repaid by the employee, and the price paid by the employee, in accordance with EITF 00-23 Issues Related to the Accounting for Stock Compensation Under APB 25 and FIN 44. Under NZ GAAP, no compensation costs are recognized in the financial statements for shares granted to employees. The reconciliation to group profit in accordance with U.S. GAAP for the years ended March 31, 2000, 2001 and 2002 include compensation expense of $23,000, $35,000 and $56,000, respectively, in continuing operations and $426,000, $459,000, and $388,000, respectively, in discontinued operations as a result of these differences.

As part of the spin-off of the Appliances and Finance businesses employees holding unvested shares under the above share purchase plans were given shares of Fisher & Paykel Healthcare Corporation Limited, shares of Fisher & Paykel Appliances Holdings Limited and cash consideration, which for employees was automatically applied to any outstanding employee share ownership loans, and for executives was used to purchase additional shares under the plan, in exchange of the unvested ordinary shares. Under U.S. GAAP, the cash consideration is recognized as compensation expense in the period paid. Under NZ GAAP, the amounts were recognized as loan repayments and purchase of shares, respectively. The reconciliation to group profit in accordance with U.S. GAAP for the year ended March 31, 2002 include compensation expense of $140,000 and $892,000 in continuing and discontinued operations, respectively, as a result of this difference.

In addition, as a result of the spin-off, certain employees holding unvested shares under the above plans are no longer employed by the Group or the Appliances and Finance businesses, but continue their interest in the unvested shares previously issued. FIN 44 "Accounting for Certain Transactions Involving Stock Compensation" requires that the Group account for compensation costs, related to shares issued to employees who subsequently become non-employees but continue their interest in previously issued shares, at fair value. Compensation cost is measured, at the date employment is terminated, as the portion of the fair value of the shares attributable to the remaining vesting period and is recognized upon termination. The reconciliation to group profit in accordance with U.S. GAAP for the year ended March 31, 2002 includes compensation expense of $348,000 and $97,000 in continuing and discontinued operations, respectively, as a result of this difference.

SFAS 123 "Accounting for Stock-Based Compensation" (SFAS 123) requires that the Group account for compensation cost related to the discounted shares and options issued using a fair value based method. SFAS 123 requires that companies electing to follow APB 25 in measuring compensation cost for share option and share purchase plans must include disclosures of pro forma group profit as if the fair value based method of accounting had been applied.

The fair value of options granted is estimated on the date of grant using the Black Scholes valuation model with the following assumptions:

                                       FISCAL YEAR ENDED
                                        MARCH 31, 2002
                                        --------------
Risk free interest rate                      4.70%
Expected dividend yield                      2.50%
Expected life (years)                          5
Expected share volatility                   30.00%


Prior to the reorganization, Fisher & Paykel Industries issued shares to employees and executives under its Employee Share Ownership Plans. The fair value of the shares issued under these plans at the grant date were determined to be equal to the market value of the ordinary shares.

As part of the reorganization, Fisher & Paykel Healthcare established new share purchase plans for employees, which are substantially identical to the existing share purchase plans. The fair value of shares issued under these plans is estimated on each statement of financial position date using the Black Scholes valuation model with the following assumptions:

                                       FISCAL YEAR ENDED
                                        MARCH 31, 2002
                                        --------------
Risk free interest rate                      4.70%
Expected dividend yield                      2.50%
Expected life (years)                          5
Expected share volatility                   30.00%


Based on the assumptions described above, pro forma compensation cost and the impact on group profit and earnings per share for the years ended March 31, 2000, 2001 and 2002 are as follows:

                                                              FISCAL YEAR ENDED MARCH 31,
                                                         2002              2001             2000
                                                              (IN THOUSANDS OF US DOLLARS)
                                                              ----------------------------
Group profit:
    In accordance with U.S. GAAP                        29,675             4,210           26,486
    Adjustment for FAS 123                                (376)             (255)            (265)
                                                        ------             -----           ------
    Pro forma                                           29,299             3,955           26,221


                                                              FISCAL YEAR ENDED MARCH 31,
                                                         2002              2001             2000
                                                                    (IN US DOLLARS)
                                                                    ---------------
Basic earnings per share:
    In accordance with U.S. GAAP                        $ 0.27             $0.04            $0.23
    Adjustment for FAS 123                              $(0.01)            $   -            $   -
                                                         -----             -----            -----
    Pro forma                                           $ 0.26             $0.04            $0.23
Diluted earnings per share:
    In accordance with U.S. GAAP                        $ 0.26             $0.04            $0.23
    Adjustment for FAS 123                              $    -             $   -            $   -
                                                         -----             -----            -----
    Pro forma                                           $ 0.26             $0.04            $0.23


(b) FIXED ASSET REVALUATION


Under U.S. GAAP, fixed assets are recorded at acquisition cost. Revaluations are not permitted. In 1992, the Group revalued certain land and buildings based on appraisals. These assets were included in the spin-off of the Appliances and Finance businesses. The reconciliations include adjustments to remove the effects of the revaluations including the increased carrying value of the assets and the impact on depreciation expense and on the gains (losses) from disposal of assets.

(c) PROVISIONS FOR RESTRUCTURING AND CLOSURE COSTS


Under U.S. GAAP, provisions for restructuring and closure costs may only be accrued after certain specific criteria are met prior to the balance date including sufficient notification to redundant employees. In 1999, the company recorded certain restructuring and closure provisions under NZ GAAP, which did not meet the required criteria under U.S. GAAP. Accordingly, the reconciliations include adjustments to recognize the redundancy and closure costs as incurred and to reverse the gain recognized under NZ GAAP from the reversal of a portion of the provisions in 2001.

(d) CAPITALIZATION OF INTEREST COSTS RELATING TO FIXED ASSETS


Under U.S. GAAP, interest costs are capitalized as part of the cost of acquiring an asset over the period required to prepare the asset for its intended use. Through March 31, 2000, the Group did not capitalize interest costs to fixed assets for NZ GAAP purposes. Effective April 1, 2000, the Group changed its accounting policy to capitalize interest on self-constructed assets. The reconciliations include adjustments to reflect the capitalization of interest on fixed assets for periods prior to April 1, 2000 and the depreciation of such capitalized interest.

(e) PENSION


Under NZ GAAP, pension expense is recognized at the time contributions are made to the pension plan. No recognition is made in the financial statements for contribution holidays. Under U.S. GAAP, SFAS 87 "Employers' Accounting for Pensions" requires pension expense to be recognized on an accrual basis over the service period of the employees. Pension expense is determined using actuarial assumptions and includes service costs, interest costs and expected return on plan assets. The difference between the cumulative pension expense recognized in prior periods and the contributions made by the Group is reflected as either a prepaid asset or liability in the statement of financial position. For U.S. GAAP purposes, the Group adopted the provisions of SFAS 87 effective April 1, 1999, the beginning of the first period for which U.S. GAAP financial information has been presented. It was not feasible for the Group to adopt SFAS 87 at April 1, 1989, the standards' effective date for the Group. On April 1, 1999, the Group recognized a transition asset of $15,312,000 and deferred tax liability of $5,053,000 with corresponding adjustments to shareholders' equity. The remaining unrecognized transition asset will be recognized during the next five years.

In August 2001, the Group amended the existing defined benefit pension plan to offer employees the option to transfer from the defined benefit pension plan to a defined contribution option. Under U.S. GAAP, this qualifies as a curtailment. A curtailment is an event that significantly reduces the expected years of future service of present employees or eliminates for a significant number of employees the accrual of defined benefits for some or all of their future services. SFAS 88 "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits" requires the pro-rata recognition of previously unrecognized net gains or losses, prior service costs, and transition amounts when part of a defined benefit plan is curtailed. Accordingly, a pro-rata portion of the previously unrecognized net loss and transition asset amounting to $400,000 in the aggregate has been recognized for those employees selecting the defined contribution option.

The reconciliations include adjustments to reflect the remaining prepaid pension assets, to recognize pension benefits in earnings, and to recognize the effects of the plan curtailment in accordance with U.S. GAAP.

The reconciliation of the beginning and ending balances of the benefit obligation and the fair value of the plan assets are as follows:


                                                                                 YEAR ENDED MARCH 31,
                                                                               2002               2001
                                                                             (IN THOUSANDS OF US DOLLARS)
                                                                             ----------------------------
Change in benefit obligation:
    Benefit obligation at the beginning of the year                            1,845              2,066
    Service cost                                                                 241                148
    Interest cost                                                                100                 90
    Actuarial loss/ (gain)                                                        (3)                 -
    Benefit payments                                                            (550)               (58)
    Impact of settlement / curtailment                                          (383)                 -
    Exchange rate effect on benefit obligation                                   137               (401)
                                                                               -----              -----

    Total projected benefit obligation at the end of the year                  1,387              1,845
                                                                               =====              =====
Change in plan assets:
    Plan assets at fair value at the beginning of the year                     2,126              2,841
    Return on plan assets                                                         (6)              (200)
    Total contributions                                                           41                 60
    Benefit payments                                                            (550)               (58)
    Impact of settlement / curtailment                                          (383)                 -
    Exchange rate effect on plan assets                                          145               (517)
                                                                               -----              -----
    Plan assets at fair value at the end of the year                           1,373              2,126
                                                                               =====              =====

The amount of net periodic cost recognized includes the following components:

                                                                             YEAR ENDED MARCH 31,
                                                                2002                 2001                 2000
                                                                         (IN THOUSANDS OF US DOLLARS)
                                                                         ----------------------------
Components of periodic pension cost:
    Service cost                                                (241)                (148)                (171)
    Interest cost                                               (100)                 (90)                (103)
    Expected return on assets                                     (6)                (200)                 278
    Net amortisation / recognition o
         (i) Transition amount                                    16                   39                   44
         (ii)     Asset gain / (loss)                            132                  353                 (109)
                                                                ----                  ---                  ---
    Net amortisation                                             148                  392                  (65)
                                                                ----                  ---                  ---
Periodic pension costs                                          (199)                 (46)                 (61)
                                                                ----                  ---                  ---
Member contributions                                              41                   60                  147
Impact of settlement / curtailment                               271                    -                    -
                                                                ----                  ---                  ---
Net periodic pension benefit                                     113                   14                   86
                                                                ====                  ===                  ===


The funded status of the plan and the amounts recognized in the statement of financial position are as follows:

                                                                                 YEAR ENDED MARCH 31,
                                                                               2002               2001
                                                                             (IN THOUSANDS OF US DOLLARS)
                                                                             ----------------------------
Reconciliation of funded status:
    Funded status of end of the year                                            (14)               281
    Unrecognized net (gain) / loss                                              214                280
    Remaining unamortized balance of the net pension plan transition             (9)              (106)
asset
    Impact of settlement / curtailment                                          383                  -
    Exchange rate effect                                                         19                (22)
                                                                                ---                ---

Net amount recognized at end of the year                                        593                433

Prepaid benefit cost recognized in the statement of financial position          593                433
                                                                                ===                ===
                                                                                 93                140

Effect of cumulative translation adjustment on prepaid benefit
included in       cumulative translation adjustment on U.S. GAAP
adjustment
                                                                                ---                ---
Prepaid benefit cost in the U.S. GAAP adjustment of shareholders'               686                573
                                                                                ===                ===
equity



The following table provides the weighted average assumptions used to develop the net periodic pension cost and the actuarial present value of the projected benefit obligation for the plan:

                                                                      YEAR ENDED MARCH 31,
                                                          2002                2001                2000
                                                          ----                ----                ----
                                                                               %
Assumed discount rate on benefit obligations             5.00%               5.00%               5.00%
Expected long term rate of return on plan assets         6.00%               6.00%               6.00%
Rate of increase in future compensation levels           3.50%               3.50%               3.50%

(f)      SEPARATION COSTS

Under U.S. GAAP, costs incurred related to the separation of the Appliances and Finance businesses are expensed in the period incurred and cannot be deferred to subsequent periods. Under NZ GAAP, the separation costs have been deferred and were expensed upon separation. The reconciliations include adjustments to reverse the prepaid separation costs and to recognize the costs as incurred.

(g)      SPIN-OFF OF APPLIANCES AND FINANCE BUSINESS

During the year ended March 31, 2002, Fisher & Paykel Industries transferred its appliances and finance businesses to a wholly-owned subsidiary of Fisher & Paykel Appliances, which was a wholly-owned subsidiary of Fisher & Paykel Industries. Fisher & Paykel Appliances was then spun-off to shareholders. To effect the reorganization, Fisher & Paykel Appliances acquired 55.6 million (47.1%) of the outstanding ordinary shares of Fisher & Paykel Industries from existing shareholders in exchange for a combination of ordinary shares of Fisher & Paykel Appliances and cash. Approximately 18.2 million Fisher & Paykel Industries ordinary shares acquired by Fisher & Paykel Appliances were repurchased by Fisher & Paykel Industries for $89.5 million and subsequently cancelled. Fisher & Paykel Industries then transferred the assets and liabilities of the appliances and finance businesses to Fisher & Paykel Appliances for $128.5 million in cash. As a result of the reorganization, the healthcare business became Fisher & Paykel Industries' only remaining business. Fisher & Paykel Industries then changed its name to Fisher & Paykel Healthcare Corporation Limited. Pursuant to the reorganization, Fisher & Paykel Appliances is now a separate company that owns 19.8 million (19%) of the outstanding ordinary shares of the Group.

Under NZ GAAP, the differences between the net book value of the assets and liabilities of the appliance and finance businesses transferred and the consideration paid is recorded as a loss of $11.8 million in the statement of financial performance. Under U.S. GAAP, the above transactions are accounted for at book value since the exchange and transfer of the assets and liabilities of the appliances and finance businesses occurred between the Group and its existing shareholders, on a pro rata basis, and Fisher & Paykel Appliances, an entity under common control, respectively. Under U.S. GAAP, the difference between the amounts received and the amount transferred at book value is recorded against shareholders' equity.

The reconciliation of group profit includes an adjustment to eliminate the loss recognized under NZ GAAP in connection with the spin-off of the Appliances and Finance businesses. The reconciliation of shareholders' equity includes an adjustment for the differences in the net carrying value of the net assets transferred under U.S. GAAP. The change in U.S. GAAP shareholders' equity reflects the net impact from the spin-off of the appliances and finance businesses including the net differences in the carrying values of the net assets transferred under U.S. GAAP.

The differences in carrying value result from the following:

                                                                                                           US DOLLAR
                                                                                                        (IN THOUSANDS)
                                                                                                        --------------
Net assets of Appliances and Finance businesses under NZ GAAP                                             140,308
U.S. GAAP adjustments to net assets of Appliances and Finance businesses
      (b)Fixed asset revaluation                                                                           (9,219)
      (d)Capitalization of interest relating to fixed assets                                                4,461
      (e)Prepaid pension expense                                                                            6,298
      (h)Unrealized gains on available for sale investments                                                   878
      (k)Deferred income tax                                                                               (3,571)
                                                                                                          -------
Total U.S. GAAP adjustments to net assets of Appliances and Finance businesses                             (1,153)

Cumulative translation adjustment on U.S. GAAP adjustments                                                   (421)
                                                                                                          -------
Net assets of Appliances and Finance businesses under U.S. GAAP                                           138,734
                                                                                                          =======

The components of the change in U.S. GAAP shareholders' equity as a result of the spin-off are as follows:

                                                                                                           US DOLLAR
                                                                                                        (in thousands)
                                                                                                        --------------
Cash received from Fisher & Paykel Appliances in exchange of the appliances and finance businesses        128,513
Net book value of the assets and liabilities of the appliances and finance businesses
    on the date of transfer                                                                              (138,734)
Cash paid to Fisher & Paykel Appliances in exchange of 18.2 million ordinary shares of the Group          (88,457)
                                                                                                         --------
Reduction in equity from the spin-off of the appliances and finance businesses                            (98,678)
                                                                                                         ========

(h)      INVESTMENTS IN EQUITY SECURITIES


Under U.S. GAAP, SFAS 115 "Accounting for Certain Investments in Debt and Equity Securities" equity securities are classified as either "trading securities" or "available-for-sale securities". The company has equity investments, which are not held for the purpose of short term trading, and therefore meet the definition of available-for-sale securities. Such securities are recorded at fair value with unrealized gains and losses recognized as a separate component of shareholders' equity. In accordance with NZ GAAP, the company has recorded its investments in such equity securities at cost. The reconciliations include adjustments to reflect the difference in the carrying value and to reflect the unrealized gain on these investments in shareholders' equity and as a component of other comprehensive income.

(I)      EMPLOYEE SHARE OWNERSHIP PLANS' LOANS


Under NZ GAAP, loans to employees and executives to purchase shares under the Employee Share Purchase Schemes are recorded as assets in the statement of financial position. Under U.S. GAAP, loans provided to purchase a company's own shares are recorded as part of shareholders' equity. The reconciliations include adjustments to reclassify the loans to shareholders' equity.

(j)      FORWARD AND PARTICIPATING FORWARDS FOREIGN CURRENCY CONTRACTS

The Group entered into forward and participating forward foreign currency contracts to manage foreign currency risk on a portion of its anticipated, but not firmly committed, foreign currency sales and purchases.

A forward foreign currency contract is an agreement to sell or purchase a foreign currency at a set price in the future. As of March 31, 2001, the Group had forward foreign currency contracts to purchase foreign currencies in the amount of $2.2. million and forward foreign currency contracts to sell foreign currencies in the amount of $11.6 million.

A participating forward foreign currency contract is a combination of a purchased option and a written option for different amounts of a foreign currency at the same strike price and option premiums. As of March 31, 2001, the Group had purchased options to put foreign currencies in the amount of $60.4 million and provided financial institutions with written options to call foreign currencies in the amount of $285.4 million.

Under NZ GAAP, realized and unrealized gains and losses on forward and participating forward foreign currency contracts that are effective as hedges of anticipated, but not firmly committed transactions, are deferred and included in the measurement of the subsequent transaction. On March 31, 2001, the Group discontinued the use of hedge accounting and marked to market through the statement of financial performance its forward and participating forward foreign currency contracts resulting in the recognition of a net unrealized loss of $29.4 million. All realized gains and losses were previously recognized with the underlying transactions.

Under U.S. GAAP, the deferral of realized and unrealized gains and losses arising from forward and participating forward foreign currency contracts, used to hedge anticipated, but not firmly committed, foreign currency transactions is not permitted. Realized and unrealized gains and losses are recognized in earnings. Gains and losses on forward foreign currency contracts are computed by multiplying the currency amounts of the forward contract by the difference between the forward rate at the statement of financial position date and the forward rate at the date of the inception of the contract or the forward rate last used to measure a gain or loss. Unrealized gains and losses on participating forward contracts are recognized based on the market value of the purchased and written options. Realized gains and losses are recorded at the settlement amount.

The U.S. GAAP reconciliation of group profit for the year ended March 31, 2000 includes an adjustment to recognize unrealized losses of $7.3 million on the forward and participating forward foreign currency contracts. The U.S. GAAP reconciliations of group profit and shareholders' equity as of and for the year ended March 31, 2001, include adjustments for the difference between the change in the net unrealized loss on the forward and participating forward foreign currency contracts during the year under U.S. GAAP and the unrealized loss of $29.4 million recognized during the year under NZ GAAP.

The following table sets forth the activities of the unrealized gains and losses on foreign currency derivative instruments under U.S. GAAP for the periods indicated. As at March 31, 2001 and 2002, there is no differences in the asset (liability) for unrealized gains / losses between NZ GAAP and U.S. GAAP.

                                                                                Year Ended March 31,
                                                                              2001                2000
                                                                           (in thousands of US Dollars)

Asset (liability) for unrealized gains/losses at beginning of period        $ (5,195)      $  2,014
Unrealized losses recognized during the period under NZ GAAP                 (29,429)            --
Unrealized gains (losses) recognized during the period under U.S. GAAP            --         (7,346)
Unrealized losses recognized during the period under NZ GAAP which have been recognized in prior period under the U.S. GAAP and
    should be reversed for U.S. GAAP adjustment purposes                       4,582             --
Translation adjustment related to above U.S. GAAP adjustments                    613            137
Translation adjustment under NZ GAAP                                           2,321             --
                                                                            --------       --------

Asset (liability) for unrealized gains/losses at end of period              $(27,108)      $ (5,195)
                                                                            --------       --------

Effective April 1, 2001, the Group adopted SFAS No. 133, "Accounting for Derivative Instruments and Certain Hedging Activities" (SFAS 133) for U.S. GAAP purposes. SFAS 133 requires that all derivative instruments be recorded on the statement of financial position at fair value. Changes in the fair value of derivatives are recorded in Group profit or shareholders' equity, depending on whether a derivative is designated as part of a hedge transaction, the type of hedge transaction and the hedge effectiveness. The gains and losses that are recorded in shareholders' equity will be taken to Group profit consistent with the underlying hedged item. Upon adoption, SFAS 133 requires that existing derivative financial instruments be recorded at fair value and for deferred gains and losses previously recognized in the statement of financial position be reversed. The financial impact of adopting SFAS 133 on April 1, 2001 was a decrease of $1.0 million in shareholders' equity and a corresponding increase in total liabilities. During the year ended March 31, 2002, the Group did not designate its financial instruments as accounting hedges under SFAS 133 because of the restrictive definitions and requirements of the standard. Therefore, all of the Group's financial instruments have been marked to market with resulting gains and losses being recognized in earnings in the period of change. The adoption of SFAS 133 has not resulted in a difference between U.S. GAAP and NZ GAAP.

(k)      DEFERRED INCOME TAXES


Under the Group's accounting policies, tax assets, to the extent they exceed related deferred tax liabilities, are not recognized unless recovery is considered certain and expected. This criteria is more stringent than SFAS 109. Other than the tax impact of the GAAP differences, there are no additional adjustments for income taxes included in the reconciliations of Group Profit and Shareholders' Equity. The Group has presented the disclosures required by SFAS 109 below and in notes 3 and 11.


Income tax expense is allocated in the financial statements as follows:

                                             FISCAL YEAR ENDED MARCH 31,
                                            2002           2001          2000
                                              (IN THOUSANDS OF US DOLLARS)
                                           ------------------------------------
Income tax expense attributable to:
    Continuing operations                  (13,581)       (3,924)       (8,233)
    Discontinued operations                 (3,423)         (110)       (5,258)
                                           -------        ------        ------

Total income tax expense                   (17,004)       (4,034)      (13,491)
                                           =======        ======        ======

The income tax expense is as follows:
    New Zealand                            (13,335)          404       (10,023)
    Foreign                                 (3,669)       (4,438)       (3,468)
                                           -------        ------        ------

Total                                      (17,004)       (4,034)      (13,491)
                                           =======        ======        ======

The significant components of deferred tax assets and liabilities are as follows:

                                             AS OF MARCH 31,
                                           2002          2001
                                        (IN THOUSANDS OF US DOLLARS)
                                        ----------------------------
Deferred tax assets:
    Doubtful debts                           52            932
    Employee entitlements                   478          1,985
    Warranty                                  1          3,426
    Sales discounts                          --            651
    Deferred income                       1,074          1,853
    Other                                    60          1,824
                                          -----         ------

Total deferred tax assets                 1,665         10,671
                                          -----         ------

Deferred tax liabilities:
    Fixed assets                           (425)        (6,903)
    Other                                  (196)        (2,499)
                                          -----         ------

Total deferred tax liabilities             (621)        (9,402)
                                          -----         ------

Net deferred tax asset (liability)        1,044          1,269
                                          =====         ======


(l)      STATEMENT OF CASH FLOWS


Under both NZ and U.S. GAAP, a Statement of Cash Flows is presented, which discloses cash flows from operating, investing and financing activities. Under U.S. GAAP, borrowings using bank overdrafts and call borrowings are classified as financing activities and are not reflected as a component of the cash position. Presented below is cash and summarized cash flow information in accordance with U.S. GAAP as of March 31, 2001 and 2002 and for the years ended March 31, 2000, 2001 and 2002.

Cash Flows in accordance with U.S. GAAP

                                                                     FISCAL YEAR ENDED MARCH 31,
                                                               2002             2001              2000
                                                                     (IN THOUSANDS OF US DOLLARS)
                                                            -------------------------------------------
Cash flows from operations                                    28,195           45,888           45,326
Cash flows from (used in) investing activities               116,649          (19,759)         (48,753)

Cash flows (used in) financing activities                   (117,321)         (26,147)          (1,836)
                                                            --------          -------           ------

Net (decrease) increase in cash                               27,523              (18)          (5,263)
Opening cash                                                   3,093            2,622            7,475
Effect of foreign exchange rates                               1,699              489              410
                                                            --------          -------           ------

Closing cash                                                  32,315            3,093            2,622
                                                            ========          =======           ======

As reported cash position in accordance with NZ GAAP          31,757              687
U.S. GAAP adjustments:
    Bank overdrafts                                              558            1,398
    Call borrowings                                               --            1,008
                                                            --------          -------

Cash position in accordance with U.S. GAAP                    32,315            3,093
                                                            ========          =======

Dividends will be paid in New Zealand dollars

(m)      INVESTMENT IN HILL & STEWART


Under NZ GAAP, the investment in Hill & Stewart, an Appliances and Finance businesses investment included in discontinued operations, has been accounted for using the equity method. Under U.S. GAAP, the assets, liabilities and results of operations of Hill & Stewart would be consolidated in the accounts of the Group. This difference in treatment does not result in a net adjustment in reconciling to U.S. GAAP Group Profit or Shareholders' Equity. The assets, liabilities and results of operations of Hill & Stewart are not material to the assets, liabilities and results of operations of the Group.

(n)      ACCUMULATED OTHER COMPREHENSIVE INCOME


Other comprehensive income for the Group arises from foreign currency translation adjustments and unrealized gains (losses) on available-for-sale securities. As of March 31, 2001 and 2002, accumulated other comprehensive income was as follows:

                                                                    AS OF MARCH 31,
                                                               2002                2001
                                                             (IN THOUSANDS OF US DOLLARS)
                                                             ----------------------------
Accumulated other comprehensive income:
    Currency translation adjustment                          $64,882              $55,513
    Unrealized gain on available-for-sale investments             --                  821
                                                             -------              -------
Accumulated other comprehensive income, net of taxation      $64,882              $56,334
                                                             =======              =======


(o)      EARNINGS PER SHARE

SFAS 128 "Earnings per Share" (SFAS 128) requires the disclosure in the notes to the financial statements of the reconciliation of the numerator and denominator used to calculate diluted earnings per share. Included below is the reconciliation in accordance with SFAS 128:

                                                                 YEAR ENDED MARCH 31,
                                                         2002             2001                 2000
                                                              (IN THOUSANDS OF US DOLLARS)
                                                   ----------------------------------------------------
Group profit                                       $     29,675        $      4,210        $     26,486
Basic weighted average shares outstanding           111,537,416         118,111,137         117,642,887
Effect of dilutive stock options                        636,375                  --                  --
                                                   ------------        ------------        ------------

Diluted weighted average shares outstanding         112,173,791         118,111,137         117,642,887
                                                   ============        ============        ============

Number of anti-dilutive securities                           --                  --                  --

(p)      NEW ACCOUNTING PRONOUNCEMENTS


In July 2001, the U.S. Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations", which supersedes APB Opinion No. 16, "Business Combinations" and amends or supersedes a number of related interpretations of APB 16. The statement is effective for all business combinations initiated after June 30, 2001 and for all business combinations accounted for by the purchase method that are completed after June 30, 2001. SFAS 41 eliminates the pooling-of-interests method of accounting for business combinations, establishes specific criteria for the recognition of intangible assets separately from goodwill, and requires unallocated negative goodwill to be written off immediately as an extraordinary gain. Management plans to adopt the provisions of SFAS No. 141 for any business combination accounted for by the purchase method that is completed after June 30, 2001.

Also in July 2001, the FASB issued SFAS No 142, "Goodwill and Other Intangible Assets" ("SFAS 142") which supercedes APB Opinion No 17, "Intangible Assets". SFAS 142 requires that goodwill, including previously existing goodwill, and intangible assets with indefinite useful lives should not be amortized but should be tested for impairment annually at a level of reporting unit. The annual impairment test may be performed any time during the fiscal year provided the test is performed at the same time every year. Different reporting units may be tested for impairment at different times. If an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount, the impairment test should be performed between the annual tests. The impairment loss is the excess of the carrying amount of a reporting unit's goodwill and intangible assets with indefinite lives over their respective implied fair value. Intangible assets with finite lives will continue to be amortized under SFAS 142, but the amortization period will no longer be limited to forty years. The provisions of SFAS 142 are required to be applied starting with fiscal years beginning after December 15, 2001. SFAS 142 is required to be applied at the beginning of any entity's fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. For U.S. GAAP purposes, the Group will adopt SFAS 142 beginning April 1, 2002. The carrying value of goodwill and other intangibles as of March 31, 2002 is $1.9 million. The Group is currently evaluating the potential impact of adopting SFAS 142 on its financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". SFAS 144 retains the fundamental provisions of SFAS 121 for recognition and measurement of the impairment of long-lived assets to be held and used, but resolves a number of implementation issues and establishes a single accounting model for assets to be disposed of. SFAS 144 also retains the requirement to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of by sale, abandonment or distribution to owners or is classified as held for sale. The provisions of SFAS 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001 and their interim periods. The provisions of SFAS 144 for long-lived assets to be disposed of by sale or otherwise are effective for disposal activities initiated after the effective date of SFAS 144 or after its initial application. Management is currently evaluating the impact that the adoption of SFAS 144 will have on the consolidated financial statements.

                 Fisher & Paykel Healthcare Corporation Limited
                  Schedule II Valuation and Qualifying Accounts
                          For the Years Ended March 31,


                                              Balance       Additional
                                                at          Charges to      Deductions    Adjustment                   Balance
                (US$000)                     Beginning      Costs and          and           due to        Forex      at End of
                                             of Period       Expenses        Write-offs    Separation    Adjustment     Period
                                             ----------------------------------------------------------------------------------
  (i)    Provision for doubtful debts
         Year ended March 31, 2000               390            136           (176)                        (30)         320
         Year ended March 31, 2001               320            418           (428)                        (59)         251
         Year ended March 31, 2002               251            158             (8)         (253)           18          166

 (ii)    Provision for Finance doubtful
         debts
         Year ended March 31, 2000             2,893          1,412           (667)                       (265)       3,373
         Year ended March 31, 2001             3,373          1,210         (1,924)                       (577)       2,082
         Year ended March 31, 2002             2,082            576            (69)       (2,676)           87            -

 (iii)   Provision for inventory
         obsolence
         Year ended March 31, 2000               341            720           (577)                        (33)         451
         Year ended March 31, 2001               451            428           (453)                        (82)         344
         Year ended March 31, 2002               344            832           (111)         (331)           59          793

